
10010019

INTEGRAL™
SYSTEMS

2009 Annual Report

Highlights

In thousands, except per share amounts	Fiscal Year Ended September 25, 2009	Fiscal Year Ended September 30, 2008	Fiscal Year Ended September 30, 2007
Revenue	$159,933	$160,170	$128,654
Gross profit	$ 53,784	$ 61,998	$ 42,346
Income from operations	$ 103	$ 25,096	$ 16,892
Net income	$ 1,105	$ 18,174	$ 12,826
Diluted net income per share	$ 0.06	$ 1.01	$ 0.58
Weighted average diluted number of common shares	17,370	18,008	21,986
EBITDA (Earnings before interest, taxes, depreciation, and amortization)			
Income from operations	$ 103	$ 25,096	$ 16,892
Depreciation and amortization	4,328	2,569	2,980
Stock-based compensation	3,560	1,118	949
EBITDA	$ 7,991	$ 28,783	$ 20,821


$97.7
$116.5
$128.7
$160.2
$159.9
2005
2006
2007
2008
2009

Revenue
in millions


27.8%
32.4%
32.9%
38.7%
33.6%
2005
2006
2007
2008
2009

Gross margin


9.6%
15.1%
13.1%
15.7%
0.1%
2005
2006
2007
2008
2009

Operating margin

INTEGRAL SYSTEMS, INC.
6721 Columbia Gateway Drive
Columbia, Maryland 21046

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON FEBRUARY 17, 2010

TO THE STOCKHOLDERS OF INTEGRAL SYSTEMS, INC.:

NOTICE IS HEREBY GIVEN that the 2010 Annual Meeting of Stockholders (the "Annual Meeting") of Integral Systems, Inc., a Maryland corporation (the "Company"), will be held at the Company's offices located at 6721 Columbia Gateway Drive, Columbia, Maryland, at 10:00 a.m., on February 17, 2010, for the following purposes:

1. To elect eight directors to serve on the Board of Directors until the next annual meeting of stockholders and until their successors are duly elected and qualified;
2. To ratify the action of the Audit Committee of the Board of Directors in appointing KPMG LLP as the Company's independent registered public accounting firm for the 2010 fiscal year; and
3. To transact such other business that may properly come before the Annual Meeting.

All of the foregoing is more fully set forth in the Proxy Statement accompanying this Notice.

The Board of Directors of the Company has set the close of business on December 16, 2009 as the record date for determining stockholders of the Company entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. A list of the stockholders as of the record date will be available for inspection by stockholders, for any purpose germane to the Annual Meeting, at the Company's offices or the offices of Registrar & Transfer Co., the Company's transfer agent, during normal business hours for a period of ten (10) days prior to the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting in person. **REGARDLESS OF WHETHER YOU PLAN ON ATTENDING THE ANNUAL MEETING, PLEASE TAKE THE TIME TO PROMPTLY VOTE YOUR PROXY BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD.**

By Order of the Board of Directors,



R. Miller Adams
General Counsel, Executive Vice President for
Corporate Affairs and Corporate Secretary

January 11, 2010
Columbia, Maryland

INTEGRAL SYSTEMS, INC.
2010 ANNUAL MEETING OF STOCKHOLDERS
TABLE OF CONTENTS

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INTEGRAL SYSTEMS, INC.
6721 Columbia Gateway Drive
Columbia, Maryland 21046

PROXY STATEMENT

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON WEDNESDAY, FEBRUARY 17, 2010

Integral Systems, Inc.'s Notice of Annual Meeting and Proxy Statement, Annual Report and other proxy materials are available at *http://www.cfpproxy.com/3409*.

The Board of Directors (the "Board of Directors" or the "Board") of Integral Systems, Inc., a Maryland corporation (the "Company", "we", "us" or "our"), solicits your proxy for the 2010 Annual Meeting of Stockholders of the Company (the "Annual Meeting"), to be held at 10:00 a.m. on Wednesday, February 17, 2010, at the Company's offices located at 6721 Columbia Gateway Drive, Columbia, Maryland, and any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting.

These proxy solicitation materials were first distributed on or about January 11, 2010 to all stockholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act upon the matters described in the accompanying Notice of Annual Meeting of Stockholders. These actions include: the election of eight directors; the ratification of the Audit Committee's appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2010 fiscal year; and any other matter properly presented. In addition, our management will report on the Company's performance during fiscal year 2009 and respond to questions from stockholders.

Who is entitled to vote?

Only stockholders of record at the close of business on the record date, December 16, 2009, are entitled to receive notice of and to vote at the Annual Meeting, and any postponement or adjournment of the Annual Meeting. Each outstanding share of the Company's common stock, par value $0.01 per share (the "Common Stock"), entitles its holder to cast one vote with respect to each nominee for director and one vote on each other matter to be voted upon.

Who can attend the Annual Meeting?

All stockholders of record at the close of business on the record date, or their duly appointed proxies, may attend the Annual Meeting.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the record date and entitled to vote will constitute a quorum. A quorum is required for business to be conducted at the Annual Meeting. As of the December 16, 2009 record date, 17,363,537 shares of our Common Stock were outstanding and entitled to vote. If you submit a properly executed proxy card, even if you abstain from voting, then you will be considered part of the quorum. Similarly, "broker non-votes" will be counted in determining whether there is a quorum.

How do I vote?

If you are a stockholder of record, meaning that your shares are registered in your name, you may vote either by casting your vote in person at the Annual Meeting, or by marking, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. If you hold your shares in "street name" through a broker or other nominee, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares.

What does the Board of Directors recommend?

The recommendations of the Board of Directors are set forth after the description of each item in this proxy statement. In summary:

- the Board recommends a vote "FOR" election of the eight (8) director nominees nominated by the Board (see Proposal No. 1); and
- the Board recommends a vote "FOR" ratification of the Audit Committee's appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2010 fiscal year (see Proposal No. 2).

How will my shares be voted?

Your shares will be voted as you indicate on the proxy card. If you return your signed proxy card but do not mark the boxes indicating how you wish to vote, your shares will be voted: "FOR" election of the eight (8) director nominees nominated by the Board; and "FOR" ratification of the Audit Committee's appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2010 fiscal year. Your shares will be voted in accordance with the discretion of the proxy holders as to any other matter that is properly presented.

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may be permitted to exercise voting discretion on some of the items to be acted upon at the Annual Meeting. Where your broker does not have such discretion, a "broker non-vote" occurs, and your shares will not be voted on those items and will not be counted in determining the number of shares necessary for approval for each item. This is the first year that, under applicable rules, brokers are not permitted to vote on the election of directors without instructions from the beneficial owner. Therefore, if your shares are held through a broker, bank or other nominee, they will not be voted in the election of directors unless you affirmatively vote your shares.

Can I change my vote or revoke my proxy after I return my proxy card?

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised at the Annual Meeting. Regardless of the way in which you submitted your original proxy, you may change it by:

- returning a later-dated signed proxy card;
- delivering a written notice of revocation to the Company at 6721 Columbia Gateway Drive, Columbia, Maryland 21046, Attn.: R. Miller Adams, Corporate Secretary; or
- attending the Annual Meeting and voting in person.

If your shares are held through a broker or other nominee, you will need to contact that institution if you wish to change your voting instructions.

What vote is required to approve each proposal?

For Proposal No. 1, election of the directors, a plurality of the votes cast at the Annual Meeting at which a quorum is present is sufficient to elect each director. "Plurality" means that the eight (8) nominees receiving the highest number of "FOR" votes cast will be elected to the Board. Shares as to which a stockholder withholds voting authority and broker non-votes will have no effect on the outcome of the election of directors.

For Proposal No. 2, ratification of the Audit Committee's appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2010 fiscal year, the affirmative vote of a majority of the votes cast by the stockholders present in person or by proxy at the Annual Meeting at which a quorum is present will be required for approval. Abstentions and broker non-votes will not be treated as votes cast and will not affect the outcome of the vote with respect to Proposal No. 2.

Who will count the votes?

Representatives of Registrar & Transfer Co., our independent stock transfer agent, will count the votes and act as the inspector of election.

Who paid for the cost of this proxy solicitation?

The Company paid for this proxy solicitation. We also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to stockholders. Proxies will be solicited by mail, telephone or other means of communication. Our directors, officers and regular employees who are not specifically employed for proxy solicitation purposes and who will not receive any additional compensation for such activities also may solicit proxies.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines that meet or exceed the NASDAQ Stock Market, Inc. ("NASDAQ") Listing Standards. As described in the Corporate Governance Guidelines, the Board of Directors makes an affirmative determination regarding the independence of each director annually. An "independent" director is a director who meets the NASDAQ definition of independence, as determined by the Board. The full text of the Corporate Governance Guidelines can be found in the Corporate Governance section of the Company's website (*http://isys.client.shareholder.com/governance.cfm*). A copy also may be obtained upon request to the Company at 6721 Columbia Gateway Drive, Columbia, Maryland 21046, Attn.: R. Miller Adams, Corporate Secretary.

Director Independence

The Board of Directors undertook its annual review of director independence in January 2010 and in the process reviewed the independence of each director nominee. The purpose of these reviews was to determine whether any of the director nominees had relationships or transactions that were inconsistent with a determination that the nominee is independent. During these reviews, transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries were considered.

Based on the NASDAQ Listing Standards, the Board affirmatively determined that each of Dr. John M. Albertine, Major General James B. Armor, Jr., USAF, Retired, Mr. William F. Leimkuhler, Mr. Bruce L. Lev, Mr. R. Doss McComas and Ms. Bonnie K. Wachtel is an independent director. Mr. Alan W. Baldwin and Mr. Paul G. Casner, Jr. are considered inside directors, and therefore not independent, as a result of their employment by the Company during the 2009 fiscal year. The Board had affirmatively determined that Mr. Casner was an independent director before he became the Company's Chief Executive Officer and President on August 6, 2009. Previously, the Board also had affirmatively determined that Mr. John B. Higginbotham (who served as a director from July 2008 to August 2009) was not independent of the Company and its management as a result of his employment by the Company as Chief Executive Officer and President.

Meetings of the Board of Directors; Attendance at Annual Meetings

The Board of Directors met eight times during the fiscal year ended September 25, 2009. Each of the Company's incumbent directors attended at least 75% of the aggregate number of meetings of the Board of Directors and the committees on which he served during the time he served as a director or a member of any committee. The Company encourages all directors to attend each Annual Meeting. Each of the current Board members who was a member of the Board at the time of the 2009 Annual Meeting of Stockholders attended the 2009 Annual Meeting.

Committees of the Board

The Board of Directors has five standing committees: an Audit Committee; a Compensation Committee; a Nominating Committee; a Strategic Growth Committee; and a Special Litigation Committee. The Board has adopted a written charter for each of the Audit, Nominating and Compensation Committees, and those charters are available in the Corporate Governance section of the Company's website (*http://isys.client.shareholder.com/governance.cfm*). Copies of the committee charters also may be obtained upon request to the Company at 6721 Columbia Gateway Drive, Columbia, Maryland 21046, Attn.: R. Miller Adams, Corporate Secretary. The members of the Board's current committees are identified in the following table:

Director	Audit Committee	Compensation Committee	Nominating Committee	Strategic Growth Committee	Special Litigation Committee
John M. Albertine	—	X	X	X	X
James B. Armor, Jr.	—	—	—	X	Chair
Alan W. Baldwin	—	—	—	X	—
Paul G. Casner, Jr. (1)	—	—	—	—	—
William F. Leimkuhler	Chair	X	Chair	X	—
Bruce L. Lev	X	Chair	—	—	—
R. Doss McComas	X	X	—	Chair	—
Bonnie K. Wachtel	—	—	—	—	—

(1) Mr. Casner resigned as a member of the Audit, Compensation, Nominating, Strategic Growth and Special Litigation Committees upon his appointment as Chief Executive Officer and President on August 6, 2009.

Audit Committee. The Audit Committee's responsibilities include: selecting, evaluating, appointing, replacing and overseeing the services of the Company's independent registered public accounting firm; pre-approving the terms of all audit services, and any permissible non-audit services, to be provided by the Company's independent registered public accounting firm; evaluating the independent registered public accounting firm's qualifications and independence, including considering whether any circumstance, including the performance of any permissible non-audit services, would impair the independence of the Company's independent registered public accounting firm; overseeing the accounting, reporting and financial practices of the Company and its subsidiaries, including the integrity of the Company's financial statements; overseeing the Company's internal control environment and compliance with legal and regulatory requirements; and overseeing the performance of the Company's internal audit function and independent registered public accounting firm.

The Board of Directors has determined that the members of the Audit Committee are independent as defined in the NASDAQ Listing Standards and applicable rules of the U.S. Securities and Exchange Commission ("SEC"). In addition, the members of the Committee meet additional, heightened independence criteria that apply to audit committee members under the NASDAQ Listing Standards. The Audit Committee met 10 times during fiscal year 2009. There is unrestricted access between the Audit Committee and the independent registered public accounting firm. The Board of Directors has determined that Mr. William F. Leimkuhler (an independent director) is an "audit committee financial expert," as defined in SEC rules, as a result of his service on various audit committees and his years working as an investment banker, which required him to analyze and evaluate the financial statements of numerous public companies.

Compensation Committee. The Compensation Committee's responsibilities include reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those goals and objectives, recommending to the independent directors the Chief Executive Officer's compensation level based on this evaluation, recommending to the Board the compensation of other executive officers based upon the recommendation of the Chief Executive Officer, reviewing the compensation of directors for service on the Board and its committees and recommending changes in compensation to directors, and administering the Company's equity incentive-based and equity-based compensation plans that are subject to the Board's approval.

The Board of Directors has determined that the members of the Compensation Committee are independent as defined in the NASDAQ Listing Standards. The members of the Compensation Committee also are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code. The Compensation Committee met 11 times during fiscal year 2009. For additional information regarding the processes and procedures used by the Compensation Committee, please see the section entitled "Compensation Discussion and Analysis" below.

Nominating Committee. The Nominating Committee's responsibilities include identifying qualified individuals to become directors of the Company, recommending to the Board of Directors qualified director nominee(s) for election at annual meetings and special meetings of stockholders and persons to be considered to fill any Board vacancy and any newly created directorship, and recommending to the Board membership on the Audit Committee. The Board has determined that the members of the Nominating Committee are independent as defined in the NASDAQ Listing Standards. The Nominating Committee met four times during fiscal year 2009.

Strategic Growth Committee. The Strategic Growth Committee's responsibilities include overseeing the development and pursuit of the strategic plans and goals of the Company.

Special Litigation Committee. The Special Litigation Committee, originally named the Demand Review Committee, is composed of independent directors. This Committee initially was charged with investigating, analyzing and evaluating the matters raised in two stockholder demand letters. For more information on the demand letters, please see Item 3 (Legal Proceedings) in the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2009. In July 2009, the Committee was renamed the Special Litigation Committee, and its current responsibilities include overseeing the Company's response to a purported securities class action complaint filed in Maryland federal court in December 2008 against the Company and certain of its current and former officers, as more fully described in the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2009.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or has been an officer or employee of the Company, and no interlocking relationship exists between the Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

Selection of Director Nominees

The Nominating Committee will consider candidates for Board membership suggested by its members and other Board members, as well as by management and stockholders. The Nominating Committee does not have a formal policy for consideration of director candidates recommended by the Company's stockholders, because the Board has adopted Corporate Governance Guidelines that state that stockholder-recommended candidates will be evaluated using the same criteria as internally generated candidates. You may recommend any person for consideration as a director nominee by writing to the Nominating Committee of the Board of Directors, c/o Integral Systems, Inc., 6721 Columbia Gateway Drive, Columbia, Maryland 21046. Recommendations must include the name and address of the stockholder making the recommendation, a representation that the stockholder is a holder of our Common Stock, biographical information about the individual recommended and any other information the stockholder believes would be helpful to the Nominating Committee in evaluating the individual recommended.

Once the Nominating Committee has identified a candidate, the Nominating Committee evaluates the candidate by considering any and all factors that it deems to be relevant. Although there are no minimum qualifications, the factors evaluated by the Nominating Committee may include, among others, the following: relevant business and industry experience; level of education; business acumen; understanding of the Company's business and industry; strategic thinking and willingness to share ideas; network of contacts; diversity of experiences, expertise and backgrounds among Board members; and independence.

The Nominating Committee makes a recommendation to the full Board of Directors as to any persons it believes should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Nominating Committee. Based on the Nominating Committee's recommendation, the Board of Directors elected Mr. Bruce L. Lev as a new director in May 2009 and Ms. Bonnie K. Wachtel as a new director in January 2010. Mr. Lev was suggested to the Nominating Committee by a non-management director of the Company. On January 4, 2010, Ms. Wachtel was elected to the Company's Board of Directors and nominated for re-election at the 2010 Annual Meeting. In consideration of her election and nomination, she withdrew a previously delivered notice of her intention to nominate three director candidates for election at the 2010 Annual Meeting and withdrew a stockholder proposal submitted for consideration at the 2010 Annual Meeting. Also, in connection with these actions, the Company anticipates entering into a one-year consulting arrangement with an individual (who Ms. Wachtel previously indicated she intended to nominate at the 2010 Annual Meeting) to advise the Company on certain technical and general operations matters.

Stockholder Communications with the Board of Directors

Any stockholder who wishes to communicate directly with the Board of Directors or any member of the Board should do so in writing, addressed to John M. Albertine, Chairman of the Board of Directors, c/o Integral Systems, Inc., 6721 Columbia Gateway Drive, Columbia, Maryland 21046. These communications will not be screened by management prior to receipt by the Board of Directors.

Codes of Ethical Conduct

The Board of Directors has adopted a written Employee Code of Ethical Conduct (the "Employee Code"), as well as a written Director Code of Business Conduct and Ethics (the "Director Code"), copies of which are available in the Corporate Governance section of the Company's website (*http://isys.client.shareholder.com/governance.cfm*) or upon written request to the Company at 6721 Columbia Gateway Drive, Columbia, Maryland 21046, Attn.: R. Miller Adams, Corporate Secretary.

The Company requires all employees and officers to adhere to the Employee Code in addressing the legal and ethical issues encountered in conducting their work. The Employee Code requires avoidance of conflicts of interest, compliance with all laws and other legal requirements, conduct of business in an honest and ethical manner, integrity and actions in the Company's best interest. Employees and officers are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Employee Code.

The Company also requires all directors to adhere to the Director Code, which is intended to focus the Board and each director on areas of ethical risk, provide guidance to directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help foster a culture of honesty and accountability. Directors are required to report promptly any suspected violations of the Director Code.

In addition, the Sarbanes-Oxley Act of 2002 requires companies to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Company currently has such procedures in place.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1
ELECTION OF DIRECTORS

General

The current by-laws of the Company (the "Bylaws") provide that the number of members of the Board of Directors shall consist of not less than three (3) nor more than nine (9) directors and that the exact number may be determined by the Board of Directors or the stockholders. The Board of Directors has determined that the current number of members of the Board of Directors shall be eight (8). Each director is elected for a one-year term at each annual meeting of the stockholders. Directors serve until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified, or until the director's death or retirement or until the director resigns or is removed.

A Board of Directors consisting of eight (8) directors will be elected at the Annual Meeting. If you return your signed proxy card but do not mark the boxes indicating how you wish to vote, the proxy holders will vote all of the proxies received by them for the eight (8) nominees nominated by the Board. Each of the following eight (8) directors has been nominated by the Board for election at the Annual Meeting: Dr. John M. Albertine; Major General James B. Armor, Jr., USAF, Retired; Mr. Alan W. Baldwin; Mr. Paul G. Casner, Jr.; Mr. Bruce L. Lev; Mr. William F. Leimkuhler; Mr. R. Doss McComas and Ms. Bonnie K. Wachtel (each, a "Nominee," and collectively, the "Nominees"). Each of the Nominees presently serves on our Board of Directors. We do not know of any reason why any of the Nominees would be unable to serve. However, if any of the Nominees should become unavailable to serve as a director, the Board of Directors may designate a substitute nominee or reduce the size of the Board of Directors. If the Board of Directors designates a substitute nominee, the persons named as proxies will vote "FOR" that substitute nominee.

Director Nominee Information

Set forth below is certain information regarding the Nominees. The age shown below for each Nominee is as of February 17, 2010, the date of the Annual Meeting.

Directors	Age	Position
John M. Albertine	65	Chairman of the Board and Independent Director
James B. Armor, Jr.	59	Independent Director
Alan W. Baldwin	72	Director
Paul G. Casner, Jr.	72	Chief Executive Officer, President and Director
William F. Leimkuhler	58	Independent Director
Bruce L. Lev	66	Independent Director
R. Doss McComas	55	Independent Director
Bonnie K. Wachtel	54	Independent Director

John M. Albertine, 65, joined the Board of Directors on December 6, 2006 and was appointed to the position of Chairman on April 10, 2007. In 1990, Dr. Albertine founded Albertine Enterprises, Inc., a merchant banking, consulting and lobbying firm. Dr. Albertine has been the Chairman and Chief Executive Officer of Albertine Enterprises for the last 19 years and continues in that position today. From 1986 through 1990, he served as Vice Chairman of the Fruit of the Loom Company. From 1981 through 1986, he served as President of the American Business Conference. From 1979 to 1980, he served as Executive Director to the Congressional Joint Economic Committee. From 1977 through 1979, he served as Legislative Assistant to U.S. Senator Lloyd M. Bentsen. From 1969 through 1977, Dr. Albertine served as an Instructor, Assistant Professor, Associate Professor and ultimately as Chair of the Department of Economics at Mary Washington College. Dr. Albertine holds a Ph.D. in Economics from the University of Virginia and a Bachelor of Arts in Economics from King's College. Dr. Albertine has been a director of 14 publicly traded companies in his career. Currently, Dr. Albertine is a director of Kadant Inc., a supplier of technology-based systems for the global pulp and paper industry, and Intersections, Inc., a leading global provider of consumer and corporate identity risk management services.

James B. Armor, Jr., 59, joined the Board of Directors on March 14, 2008. Major General Armor is Vice President, Strategy and Business Development, of ATK Spacecraft Systems & Services in Beltsville, Maryland, where he is responsible for small satellite, satellite component and engineering services. Major General Armor is also the founder and Chief Executive Officer of The Armor Group, LLC, a position he has held since September 2007. The Armor Group, LLC is an aerospace consultancy specializing in space systems development, operations, strategic planning and organizational management. Previously, Major General Armor served as an active duty officer in the United States Air Force from May 1973 until his retirement on January 1, 2008. Most recently, Major General Armor served as Director of the National Security Space Office, Office of the Under Secretary of the Air Force, until his retirement on January 1, 2008. Prior to this, he served as Director, Signals Intelligence Acquisition and Operations, National Reconnaissance Office, where he was responsible for U.S. intelligence satellite systems. Earlier in his career, Major General Armor served as the Director of the Global Positioning System, the U.S. government's largest satellite constellation. Major General Armor is a trained astronaut who holds a Master of Science degree in Electrical Engineering (Electro-Optics) from AF Institute of Technology and Bachelor of Science degrees in Electrical Engineering and Psychology from Lehigh University. Major General Armor also serves as a director of NAVSYS Corporation, a firm providing high-quality technical products and services in GPS hardware design, systems engineering, systems analysis and software design.

Alan W. Baldwin, 72, joined the Board of Directors on December 6, 2006. He served as the Interim Chief Executive Officer and as President of the Company, appointed on May 31, 2007 and November 13, 2007, respectively, until July 9, 2008 and December 10, 2008, respectively. Prior to joining the Company, Mr. Baldwin served as President and Chief Operating Officer of Argosy International from May 2005 through May 2006 and as a consultant to Argosy International from June 2006 until assuming the role of interim Chief Executive Officer of the Company. Argosy International is a supplier of composite materials, specialty chemicals, technology, equipment, products and services to aerospace OEMs, airlines and overhaul and maintenance facilities located in the Far East. Mr. Baldwin served as President of Alcore Inc., a subsidiary of the M.C. Gill Company that manufactures aluminum honeycomb composite materials for the aircraft industry, from May 2001 through November 2004. During the period 1980 through 2000, Mr. Baldwin served as the Chief Executive Officer and/or President of several high technology-based companies manufacturing a range of products including optical fiber, hybrid integrated circuits and composite aircraft structures. Mr. Baldwin spent 10 years from 1969 through 1979 with TRW Electronics in Los Angeles, managing a manufacturing plant specializing in producing high-reliability semiconductor products for guidance and navigation systems for the Air Force's Minuteman and the Navy's Poseidon ICBM systems. After graduating from the U.S. Military Academy at West Point, New York, in June 1959, Mr. Baldwin was an officer in the U.S. military at the Army's Redstone Arsenal in Huntsville, Alabama, and the Air Force Space and Missile Systems Organization in Los Angeles, California, through 1968. While in the Air Force, he played a vital role in the early research and development of laser guided missiles and smart bomb technology for both the Army and subsequently the Air Force. He also managed a subsystems program office while in the Air Force providing boost-phase guidance and control and telemetry equipment for all Atlas and Titan space launches at Cape Kennedy in Florida and Vandenberg Air Force Base in California. Mr. Baldwin received a Bachelor of Science degree from the U.S. Military Academy at West Point, New York, and a Master of Science degree from the University of Alabama. Mr. Baldwin currently serves on the board of directors of ReGen Biologics, an orthopedic products company that develops, manufactures and markets innovative tissue growth and repair products for U.S. and global markets, and is Chairman of ReGen Biologics' Audit Committee.

Paul G. Casner, Jr., 72, joined the Board of Directors on December 18, 2006. Since August 6, 2009, Mr. Casner has served as the Chief Executive Officer and President of the Company. On April 30, 2005, Mr. Casner retired from DRS Technologies, Inc., a supplier of integrated products, services and support to military forces, intelligence agencies and prime contractors worldwide, as Executive Vice President of Operations and Chief Operating Officer. Mr. Casner had served at DRS Technologies as Executive Vice President of Operations since 1998 and Chief Operating Officer since 2000. Mr. Casner previously formed Technical Applications and Service Company (TAS) in 1991, which purchased the assets of the Norden Service Company and merged into DRS Technologies in 1993. Following the merger, Mr. Casner became President of

DRS Electronic Systems, a position he held until 1994. Previously, Mr. Casner served as President and Chief Executive Officer of the Norden Service Company, a company he joined in 1984 as Vice President in Charge of Maryland Operations, eventually advancing to the role of Senior Vice President of Engineering for all Norden Systems. In 1979, Mr. Casner co-founded American Computer and Electronics Corporation, where he grew the military segment of the company and led the effort to develop a Console Emulation Capability, which was used by the U.S. Navy for combat training. After graduating from Drexel University, Mr. Casner joined the staff of The Johns Hopkins Applied Physics Laboratory and advanced to the status of Principal Staff. Mr. Casner earned a Bachelor of Science degree in Electrical Engineering from Drexel University and a Master of Science degree in Management Science from The Johns Hopkins University. He is a member of the Naval Reserve Association and is a Commodore of the Navy League of the United States, in addition to other professional affiliations. Mr. Casner has more than 40 years of defense industry experience, which includes several senior positions in business management, technical management, strategic planning and business development. In addition, Mr. Casner serves on the boards of Mikros Systems Corporation and Atair Aerospace, Inc.

William F. Leimkuhler, 58, joined the Board of Directors on May 3, 2006. Mr. Leimkuhler is the General Counsel and Director of Business Development of Paice Corporation, a privately held developer of advanced vehicle powertrains, and has served in this capacity since 1999. From 2004 to 2006, Mr. Leimkuhler also was a partner of Semaphore Partners LLC, based in Stamford, Connecticut. From 1994 through 1999, he held various positions with Allen & Company, initially serving as the firm's General Counsel. Prior to that, Mr. Leimkuhler was a corporate partner with the New York law firm of Werbel & Carnelutti (which later became Heller Ehrman White & McAuliffe), which he joined in 1984. Mr. Leimkuhler holds a Juris Doctor from New York University and a Bachelor of Science and a Master of Science from the Massachusetts Institute of Technology. Mr. Leimkuhler serves as a director of Speedus Corp., which is engaged in healthcare and wireless telecommunications and other businesses. Prior to and since joining the board of Speedus Corp., Mr. Leimkuhler also has performed consulting assignments for Speedus and its affiliates, including working as Chief Operating Officer of VisionStar, a start-up company with a full CONUS Ka-band slot and a plan to develop Internet and other services with a small satellite developed by Orbital Systems. Mr. Leimkuhler also serves as a director of U.S. Neurosurgical, Inc., an owner and operator of stereotactic radiosurgery centers, and Argan, Inc., which provides a range of engineering and construction services to the power industry, offers telecommunications infrastructure services and manufactures and distributes nutritional supplements.

Bruce L. Lev, 66, joined the Board of Directors on May 8, 2009. Since 2003, Mr. Lev has served as Managing Director of Loeb Partners Corp., an investment firm based in New York City. Mr. Lev is also Of Counsel at the law firm Lev & Berlin, P.C. From 2000 to 2003, he served as Vice Chairman and Director of USCO Logistics, a service provider of supply chain management. From 1995 through 2000, Mr. Lev served as Executive Vice President of Corporate and Legal Affairs of Micro Warehouse Inc., a $2.5 billion direct marketer of brand name personal computers and accessories to commercial and consumer markets. Mr. Lev also served on Micro Warehouse's four-person Executive Committee with global responsibility for legal and regulatory affairs, human resources, corporate communications, risk management and facilities. From 1995 through 2002, Mr. Lev was also a member of the board of directors of the Roper Organization and served on the board of the Direct Marketing Association. Prior to 1995, Mr. Lev engaged in the private practice of law. During this time, he was instrumental in the acquisition of USCO from Uniroyal and the initial formation of Micro Warehouse. He is a 1965 graduate of Wesleyan University and a 1968 graduate of the University of Virginia School of Law. Mr. Lev is a member of the Connecticut, Virginia and Supreme Court bars. He serves on the board of directors of AirDat, LLC, Flagler Construction Co., LLC, Open Labs, LLC, Electro Energy, Inc. and Veritainer, Inc.

R. Doss McComas, 55, joined the Board of Directors in July 1995 and served as Chairman of the Board from April 21, 2006 until April 10, 2007. Since December 2008, Mr. McComas has served as President of IWS Communications, a business process provider to, and investor in, companies serving Internet, cellular, wireless and satellite links for domestic and international customers. Since March 2008, he also has served as President of Persistent Telecom, a provider of cellular, wireless and satellite links for domestic and international customers. Previously, from 2005 through March 2008, Mr. McComas served as Vice President of TECORE Wireless

Systems, Inc., a supplier of cellular protocol-based wireless systems. From 2000 through 2006, Mr. McComas was President of LynxConnect, an Internet service provider, and President of Cybercommunitys, a community software provider. From 1999 through 2000, he served as President of Fortel Technologies, Inc., a communications service provider. From 1995 through 1999, Mr. McComas served as Chairman of Plexsys International, a cellular telephone infrastructure provider. From 1982 through 1995, he held positions with COMSAT RSI, a satellite control and network management company, and Radiation Systems, Inc., a public satellite and wireless communications antenna provider, including Group Vice President, Vice President of Acquisitions, Strategic Planning and International Marketing and General Counsel. Mr. McComas holds a Bachelor of Arts degree from Virginia Polytechnic Institute, a Master of Business Administration from Mt. Saint Mary's University and a Juris Doctor from Gonzaga University.

Bonnie K. Wachtel, 54, joined the Board of Directors on January 4, 2010. Since 1984, Ms. Wachtel has served as a principal of Wachtel & Co., Inc, a boutique investment firm in Washington, DC. Founded in 1961, Wachtel & Co., Inc. is focused on growing companies in the Washington area, frequently with active involvement directed to maximize long-term shareholder value. Ms. Wachtel has held in excess of a dozen board seats in public and private companies since joining Wachtel & Co., Inc. in 1984. Currently, she is a director of VSE Corporation, a provider of engineering services principally to the Department of Defense, and Information Analysis, Inc., a smaller company providing information technology technical services. Ms. Wachtel previously served on the Company's Board of Directors from 1988, following Wachtel & Co., Inc.'s management of the Company's initial public offering, until 2006. She currently serves on the Listing Qualifications Panel for NASDAQ and holds various licenses in the securities industry. Ms. Wachtel previously practiced law at Weil, Gotshal & Manges LLP, a law firm in New York. She holds a Bachelor of Arts degree from the University of Chicago, a Juris Doctor from the University of Virginia School of Law, and a Master of Business Administration with a concentration in finance from the University of Chicago. Ms. Wachtel is also a Certified Financial Analyst.

The Board of Directors unanimously recommends that stockholders vote "FOR" each of the eight (8) directors nominated by the Board.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Audit Committee of the Board of Directors has appointed KPMG LLP as the Company's independent registered public accounting firm for the 2010 fiscal year. KPMG LLP, a firm of registered public accountants, has served as the Company's independent registered public accounting firm since December 15, 2009. KPMG LLP will examine and report to stockholders on the consolidated financial statements of the Company and its subsidiaries.

The Board of Directors has put this proposal before the stockholders because the Board believes that seeking stockholder ratification of the Audit Committee's appointment of the Company's independent registered public accounting firm is good corporate practice. This vote is only advisory, because the Audit Committee has the sole authority to retain and dismiss the Company's independent registered public accounting firm. If the appointment of KPMG LLP is not ratified, the Audit Committee will evaluate the basis for the stockholders' vote when determining whether to continue the firm's engagement.

Representatives of KPMG LLP and Ernst & Young LLP, the Company's independent registered public accounting firm for the 2009 fiscal year, are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

The Board of Directors unanimously recommends that stockholders vote "FOR" the ratification of the Audit Committee's appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2010 fiscal year.

2008 Change in Independent Registered Public Accounting Firm

On September 19, 2008, the Audit Committee of the Board of Directors dismissed Bernstein & Pinchuk LLP as the independent registered public accounting firm for the Company following completion of services related to review of the Company's financial statements for the quarter ended June 30, 2008.

The reports of Bernstein & Pinchuk LLP on the Company's consolidated financial statements and on the effectiveness of the Company's internal control over financial reporting and management's assessment thereof for the years ended September 30, 2007 and September 30, 2006 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended September 30, 2007 and September 30, 2006, and through September 19, 2008, there were no disagreements with Bernstein & Pinchuk LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Bernstein & Pinchuk LLP, would have caused them to make reference thereto in their reports on the financial statements for such years.

During the years ended September 30, 2007 and September 30, 2006, and through September 19, 2008, there were no "reportable events" requiring disclosure pursuant to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

The Company furnished a copy of the above disclosures, which were filed with the SEC in a Current Report on Form 8-K on September 23, 2008, to Bernstein & Pinchuk LLP and requested that Bernstein & Pinchuk LLP provide a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of Bernstein & Pinchuk's letter, dated September 23, 2008, was filed as Exhibit 16.1 to the Current Report on Form 8-K filed by the Company on September 23, 2008.

Also on September 19, 2008, the Audit Committee, following a comprehensive evaluation process of several leading public accounting firms, engaged Ernst & Young LLP as the Company's new independent registered public accounting firm.

The Company did not, nor did anyone on its behalf, consult Ernst & Young LLP during the fiscal years ended September 30, 2006 and 2007 and through September 19, 2008, regarding either (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and no written report or oral advice was provided by Ernst & Young LLP to the Company that Ernst & Young LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (2) any matter that was the subject of either a disagreement, as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K, or a reportable event, as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

2009 Change in Independent Registered Public Accounting Firm

On December 15, 2009, the Audit Committee of the Board of Directors approved the dismissal of Ernst & Young LLP as the independent registered public accounting firm for the Company.

The reports of Ernst & Young LLP on the Company's consolidated financial statements and on the effectiveness of the Company's internal control over financial reporting and management's assessment thereof for the fiscal years ended September 25, 2009 and September 30, 2008 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principle, except as follows: (1) as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008, filed with the SEC on December 24, 2008, Ernst & Young LLP expressed an adverse opinion on the Company's internal control over financial reporting as of September 30, 2008 due to material weaknesses in (a) the Company's application level internal controls over the recognition of revenue and related transactions and (b) entity level controls over monitoring of the financial statement close and financial reporting processes; and (2) as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended September 25, 2009, filed with the SEC on December 9, 2009, Ernst & Young LLP expressed an adverse opinion on the Company's internal control over financial reporting as of September 25, 2009 due to material weaknesses in (a) application level internal controls over the recognition of revenue and related transactions and (b) entity level internal controls over monitoring the Company's financial statement close and financial reporting processes.

During the fiscal year ended September 30, 2008, there were no disagreements with Ernst & Young LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused them to make reference thereto in their reports on the financial statements for such years. During the fiscal year ended September 25, 2009, there was a disagreement, which was satisfactorily resolved, relating to management's assessment of the likelihood of realization of all recorded amounts of revenue for certain government contracts. Such disagreement arose in late November of 2009, and after discussions with Ernst & Young LLP, the Company agreed to record the audit adjustment proposed by Ernst & Young LLP to reduce unbilled revenues and revenues by approximately $2.1 million in the aggregate. The Company's Audit Committee discussed this disagreement with Ernst & Young LLP. The Company has authorized Ernst & Young LLP to respond fully to the inquiries of the successor auditor concerning the subject matter of the disagreement.

During the fiscal years ended September 25, 2009 and September 30, 2008, and through December 15, 2009, there were no "reportable events" requiring disclosure pursuant to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

The Company furnished a copy of the above disclosures, which were filed with the SEC in a Current Report on Form 8-K on December 21, 2009, to Ernst & Young LLP and requested that Ernst & Young LLP provide a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of Ernst & Young LLP's letter, dated December 18, 2009, was filed as Exhibit 16.1 to the Current Report on Form 8-K filed by the Company on December 21, 2009.

Also on December 15, 2009, the Audit Committee, following a comprehensive evaluation of several leading public accounting firms, a process that commenced in September 2009, engaged KPMG LLP as the Company's new independent registered public accounting firm.

The Company has not, nor has anyone on its behalf, consulted KPMG LLP during the two most recently completed fiscal years and through December 15, 2009, regarding either (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company and no written report or oral advice was provided by KPMG LLP to the Company that KPMG LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue, or (2) any matter that was the subject of either the disagreement described above nor any other disagreements as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K or a reportable event described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.

Principal Accountant Fees and Services

The following table presents aggregate fees for professional services rendered by Ernst & Young LLP during fiscal year 2009 and fiscal year 2008.

Fee Category	Fiscal Year 2009	Fiscal Year 2008
Audit fees	$2,037,475	$2,515,331
Audit-related fees	$ 150,000	$ 0
Tax fees	$ 83,640	$ 0
All other fees	$ 0	$ 0
Total fees	$2,271,115	$2,515,331

Audit Fees. Audit fees consisted of the aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements, the audit of management's assessment of its internal controls, review of the interim financial statements included in the Company's quarterly reports on Form 10-Q, and services that are normally provided by an auditor in connection with statutory and regulatory filings.

Audit-Related Fees. Audit-related fees represented professional services rendered for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. These services included the following: technical accounting consultations about the application of generally accepted accounting principles relating to real estate transactions, revenue recognition and goodwill impairment; due diligence services related to an acquisition; a change in accounting policy relating to the goodwill impairment test date; and accounting matters relating to a change in the quarter and fiscal year-end dates and a proposed transaction.

Tax Fees. Tax fees represented professional services rendered for tax compliance, tax advice and tax planning. These services included the following: technical tax advice related to U.S. and international tax matters; assistance with the formation of a new foreign entity; and the tax implications of a technical accounting transaction.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

In accordance with the Company's Audit Committee charter, the Audit Committee approves in advance any and all audit services, including audit engagement fees and terms, and non-audit services provided to the Company by its independent registered public accounting firm (subject to the *de minimis* exception for non-audit services contained in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), all as required by applicable law or listing standards. The independent registered public accounting firm and the Company's management are required to periodically report to the Audit Committee the extent of services provided by the independent registered public accounting firm and the fees associated with these services.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal controls over financial reporting. The Company's independent registered public accounting firm is engaged to audit and express opinions on the conformity of the Company's financial statements to accounting principles generally accepted in the United States, management's assessment of the Company's internal controls over financial reporting and the effectiveness of the Company's internal controls over financial reporting.

In this context, the Audit Committee has reviewed and discussed the audited financial statements with management. The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by the Statement on Accounting Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP their independence.

Relying on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended September 25, 2009, for filing with the SEC.

Submitted by the members of the Audit Committee:

William F. Leimkuhler, Chairman
Bruce L. Lev
R. Doss McComas

OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 16, 2009, unless otherwise noted, by (i) each person known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock, (ii) each director, director Nominee and named executive officer of the Company listed in the Summary Compensation Table and (iii) all executive officers and directors of the Company as a group. The beneficial ownership amounts provided have been adjusted as necessary for the Company's two-for-one stock split, which was effective August 25, 2008. Except as indicated, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned. Except as indicated, the address of each of the persons named in the table is that of the Company's principal executive offices at 6721 Columbia Gateway Drive, Columbia, Maryland 21046.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Greater-than-Five Percent Stockholders:		
FMR LLC 82 Devonshire Street Boston, MA 02109	1,637,624(2)	9.43%
Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151	1,847,224(3)	10.64%
Barclays Global Investors, NA 400 Howard Street San Francisco, CA 94105	1,110,942(4)	6.40%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	1,762,300(5)	10.15%
Executive Officers, Directors and Nominees:		
John M. Albertine (6)	43,334	*
James B. Armor, Jr. (6)	23,334	*
Alan W. Baldwin (6)	40,000	*
Paul G. Casner, Jr. (6)	77,668	*
John B. Higginbotham (6) (7)	100,000	*
William F. Leimkuhler (6)	77,818	*
Bruce L. Lev (6)	0	*
R. Doss McComas (6)	83,334	*
Bonnie K. Wachtel (6) (8)	67,008	*
R. Miller Adams (6)	0	*
William M. Bambarger, Jr. (6)	50,405.55	*
Stuart C. Daughtridge (6) (9)	39,928.73	*
Peter J. Gaffney (6) (10)	72,000	*
James B. Kramer (6)	7,968.03	*
James G. Schuetzle (6) (11)	0	*
All Directors and Executive Officers as a group (13 persons) (12)	510,798.31	2.87%

* Less than one percent of the Common Stock outstanding.

(1) Percentage based on number of shares outstanding as of December 16, 2009.

(2) Based on a Schedule 13G/A filed by each of FMR LLC and its chairman Edward C. Johnson 3d on April 9, 2009. The reporting persons have sole dispositive power with respect to all 1,637,624 shares. FMR LLC

has sole voting power with respect to 488,469 shares, and Edward C. Johnson 3d has sole voting power with respect to zero shares.

(3) Based on a Schedule 13G/A filed by Royce & Associates, LLC on September 9, 2009. The reporting person has sole voting power and sole dispositive power with respect to all 1,847,224 shares.

(4) Based on a Schedule 13G jointly filed by Barclays Global Investors, NA and its affiliates, Barclays Global Fund Advisors and Barclays Global Investors, LTD, on February 5, 2009. The reporting persons have sole voting power with respect to 886,142 shares and sole dispositive power with respect to all 1,110,942 shares. The address of both Barclays Global Investors, NA and Barclays Global Fund Advisors is 400 Howard Street, San Francisco, CA 94105. The address of Barclays Global Investors, LTD, is Murray House, 1 Royal Mint Court, London, England, EC3N 4HH.

(5) Based on a Schedule 13G filed by Wellington Management Company, LLP on August 10, 2009. The reporting person has shared voting power with respect to 1,239,382 shares and shared dispositive power with respect to all 1,762,300 shares.

(6) Includes shares subject to options currently exercisable or exercisable within 60 days of December 16, 2009, as follows: Dr. Albertine: 43,334 shares; Major General Armor: 23,334 shares; Mr. Baldwin: 40,000 shares; Mr. Casner: 76,668 shares; Mr. Higginbotham: 100,000 shares; Mr. Leimkuhler: 73,334 shares; Mr. Lev: 0 shares; Mr. McComas: 83,334 shares; Ms. Wachtel: 0 shares; Mr. Adams: 0 shares; Mr. Bambarger: 50,000 shares; Mr. Daughtridge: 29,200 shares; Mr. Gaffney: 72,000 shares; Mr. Kramer: 3,334 shares; Mr. Schuetzle: 0 shares; and all current directors and executive officers as a group: 422,538 shares.

(7) Mr. Higginbotham resigned as Chief Executive Officer, President and Director of the Company on August 5, 2009.

(8) Includes 3,708 shares held by Ms. Wachtel in retirement plans.

(9) Includes 960 shares owned by Mr. Daughtridge's spouse.

(10) Mr. Gaffney resigned as the Company's Executive Vice President of New Business and Technology Development on October 21, 2008.

(11) Mr. Schuetzle resigned as the Company's Executive Vice President, Government Systems on March 20, 2009.

(12) Also includes Ms. Wachtel's beneficial ownership as of December 16, 2009. Ms. Wachtel joined the Board on January 4, 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities (the "Reporting Persons") to file with the SEC reports on Forms 3, 4 and 5 concerning their ownership of and transactions in the Company's Common Stock, generally within two business days of a reportable transaction. As a practical matter, the Company seeks to assist its directors and executives by monitoring transactions and completing and filing reports on their behalf.

Based solely upon a review of SEC filings furnished to the Company and written representations that no other reports were required, we believe that all Reporting Persons complied with these reporting requirements during the 2009 fiscal year, except for the following filings that were inadvertently filed late: a Form 4 for each of Mr. Adams, Dr. Albertine, Major General Armor, Mr. Bambarger, Mr. Casner, Mr. Daughtridge, Mr. James J. Frelk (a former executive officer), Mr. Higginbotham, Mr. Kramer, Mr. Leimkuhler, Mr. Lev and Mr. McComas reporting a grant of stock options; and a Form 3 for each of Mr. Kramer and Mr. Lev reporting initial beneficial ownership of the Company's Common Stock.

EXECUTIVE OFFICERS

Set forth below is certain information regarding the executive officers of the Company not currently serving on the Board of Directors. The age shown below for each executive officer is as of February 17, 2010, the date of the Annual Meeting.

Executive Officers	Age	Position
R. Miller Adams	59	General Counsel, Executive Vice President for Corporate Affairs and Corporate Secretary
William M. Bambarger, Jr.	45	Chief Financial Officer and Treasurer
Stuart C. Daughtridge	46	Executive Vice President and General Manager, Products
James B. Kramer	39	Senior Vice President and General Manager, Civil and Commercial Group
H. Marshall Ward	63	Chief Operating Officer

R. Miller Adams, 59, joined the Company in February 2009 as General Counsel and Corporate Secretary, and in March 2009, also assumed the role of Executive Vice President for Corporate Affairs. From April 2007 to February 2009, Mr. Adams was President of Sheppard Global, Ltd., a technology assessment and commercialization consultancy. Mr. Adams previously served as Vice President, Global R&D Strategies at The Boeing Company from February 2005 to March 2007, where he was responsible for creating and managing a global R&D and technology strategy at the company's Phantom Works group. Prior to February 2005, Mr. Adams served as Director of Technology Planning & Acquisition at The Boeing Company. Mr. Adams is a member of the Washington State, National and American Bar Associations and is active in various civic organizations, including the Board of Trustees of the Church Divinity School of the Pacific, The Rainier Club, the Scoutreach Foundation and the Philmont Ranch Committee, a national committee of the Boy Scouts of America. Mr. Adams has received various honors and awards during his career, including the Chairman's Award at the Black Engineer of the Year Conference. Mr. Adams holds a Bachelor of Arts degree in Sociology from Seattle University and earned his Juris Doctor from The University of Puget Sound School of Law (now the Seattle University School of Law).

William M. Bambarger, Jr., 45, joined the Company in September 2007 as Chief Financial Officer and was appointed Treasurer on December 5, 2007. Mr. Bambarger previously served as Senior Vice President, Corporate Controller and Chief Accounting Officer at Energy Solutions, LLC (formerly Duratek Inc.), a full-service nuclear fuel cycle company. Prior to joining Duratek in 2001, Mr. Bambarger served as Director of Corporate Accounting for McCormick and Company from 2000 to 2001 and as Chief Financial Office of RWD Technologies from 1992 to 2000. Mr. Bambarger is a Certified Public Accountant and holds a Bachelor of Science degree in Accounting from the University of Baltimore, where he serves on the Accounting Advisory Board.

Stuart C. Daughtridge, 46, joined the Company in January 1999. Mr. Daughtridge currently serves as Executive Vice President and General Manager, Space Communications Systems Group, a position to which he was appointed in October 2008. Since February 2009, Mr. Daughtridge has also served as Executive Vice President and General Manager, Products. Mr. Daughtridge previously served as the Company's Executive Vice President, Commercial Division, from October 2004 to October 2008. In February 2000, Mr. Daughtridge was appointed Vice President of the Commercial Division. From January 1999 to February 2000, he was a senior program manager for the Orion 1, 2 and 3 and New Skies Satellite programs. Prior to joining the Company, Mr. Daughtridge worked in several management positions in the spacecraft engineering and satellite operations division of Orion Satellite Corporation (which later became part of Loral Space & Communications). His last position at Orion was Director of Satellite Operations. From 1990 to 1992, he worked at INTELSAT in spacecraft engineering and satellite operations for the INTELSAT-K spacecraft and the INTELSAT V, IV and VII series of satellites. From 1986 to 1990, he worked for Contel Corporation (which later became part of GTE Corporation) as a spacecraft engineer for NASA's Tracking and Data Relay Satellite System. Mr. Daughtridge holds a Bachelor of Science degree in Electrical Engineering from Lafayette College.

James B. Kramer, 39, joined the Company in November 1999. Mr. Kramer is the Senior Vice President and General Manager of the Civil and Commercial Group at the Company. In this role, he is responsible for the Civil Programs Division, the Commercial Programs Division and two wholly owned subsidiaries located in Toulouse, France and Newcastle Upon Tyne, United Kingdom. Before assuming his current role, Mr. Kramer served in a variety of positions for the Company, including Senior Vice President and General Manager of the Commercial Ground Systems Group from December 2008 to October 2009 and Senior Vice President and General Manager of the Commercial Group from October 2008 to December 2008. Mr. Kramer served as Vice President of Commercial Programs from June 2008 to October 2008. In April 2007, he was appointed Director of Commercial Command and Control Systems. From May 2005 to April 2007, Mr. Kramer was a senior program manager for the Intelsat (formerly PanAmSat) programs. From November 1999 until May 2005, he was program manager for the New Skies Satellites programs. Prior to joining the Company, Mr. Kramer worked for Orbital Sciences Corporation as a mission operations lead on the RADARSAT-2 and OrbView-3 programs. From 1992 to 1998, he worked for Orion Satellite Corporation (which later became part of Loral Space & Communications), where he held several positions in the satellite engineering department, most recently as lead satellite bus subsystem engineer on the Orion 2 program. Mr. Kramer is a member of the American Institute of Aeronautics and Astronautics. He holds a Bachelor of Science degree in Aerospace Engineering from the University of Virginia.

H. Marshall Ward, 63, joined the Company in August 2009 as Chief Operating Officer. Major General Ward, USAF, Retired, brings with him more than 40 years experience in the aerospace and defense industries. From 2002 to 2009, Major General Ward served as Vice President and General Manager for the Space Systems and Electronics business area of BAE Systems, Inc. In this position, he was responsible for the inception of the business area and its growth by 2008 to $270 million in revenues. Before joining BAE Systems, Major General Ward served 35 years with the United States Air Force. He retired as Director, Special Programs, in the Office of the Under Secretary of Defense for Acquisition, Technology, and Logistics. Major General Ward served as the principal staff assistant and advisor to the Under Secretary of Defense for Acquisition and Technology on all programs protected under special access controls. During his military career, he was the recipient of numerous awards and commendations, including the Defense Superior Service Medal, which is awarded to members of the United States military who perform "superior meritorious service in a position of significant responsibility." Major General Ward holds a Bachelor of Science degree in Meteorology from Florida State University and a Master of Business Administration degree from Auburn University, and he is a graduate of National Defense University's Industrial College of the Armed Forces.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Committee Report

The Compensation Committee, which is composed solely of independent members of the Board of Directors, assists the Board of Directors in fulfilling its responsibilities relating to executive compensation. The Compensation Committee reviewed and discussed with management the Company's Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based upon the review and discussions referred to above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and this proxy statement.

Submitted by the members of the Compensation Committee:

Bruce L. Lev, Chairman
John M. Albertine
William F. Leimkuhler
R. Doss McComas

Compensation Discussion and Analysis

Introduction

This section describes our compensation strategy, programs and practices for the executive officers listed in the Summary Compensation Table that follows this discussion. In this proxy statement, we refer to these individuals as our "Named Executive Officers." Our Named Executive Officers in fiscal year 2009 include our Chief Executive Officer, Paul G. Casner; Chief Financial Officer, William M. Bambarger, Jr.; Executive Vice President and General Counsel, R. Miller Adams; Executive Vice President and General Manager, Products Group, Stuart C. Daughtridge; Senior Vice President and General Manager, Civil and Commercial Group, James B. Kramer; former Chief Executive Officer, John B. Higginbotham; former Executive Vice President, New Business Development and Technology, Peter J. Gaffney; and former Executive Vice President, Government Systems, James G. Schuetzle. Messrs. Higginbotham, Gaffney and Schuetzle terminated employment as executive officers with the Company during fiscal year 2009.

Executive Compensation Philosophy and Overview

Our executive compensation program is designed to provide an overall total direct compensation package that enables us to attract and retain talented employees, provide incentives for performance and create long-term value for our stockholders. Our executive compensation program generally consists of three forms of compensation: base salary; annual cash incentive bonus; and long-term equity-based incentives.

Our executive compensation program is designed to pay for performance and align our executive officers' interests with stockholder interests. Because our executive officers are in a position to directly influence the Company's performance, compensation for our executive officers involves a significant proportion of pay that is "at risk" and tied directly to Company performance—namely, the annual incentive bonus plan and the value of long-term equity-based incentives. The Compensation Committee believes that our annual incentive bonus plan and equity-based incentives play a significant role in aligning our executive officers' interests with those of our stockholders without creating incentives for our executive officers to take excessive risks. We do not have a specific allocation goal between cash and equity-based compensation or between annual and long-term incentive compensation.

In accordance with its charter, the Compensation Committee of the Board of Directors, which is composed solely of independent members of the Board of Directors, oversees the Company's overall compensation structure, policies and programs, recommends to the Board of Directors for approval the compensation of our executive officers, including our Named Executive Officers (and to the independent members of the Board of

Directors with respect to the Chief Executive Officer), and administers our annual cash and equity-based incentive plans. Historically, the Board of Directors has ratified the Compensation Committee's recommendations and decisions. In the performance of its duties, the Compensation Committee annually reviews and determines the compensation of each Named Executive Officer. The recommendations of our Chief Executive Officer play a significant role in the annual compensation-setting process. Our Chief Executive Officer reports to the Compensation Committee on Named Executive Officers' performance, including his own, and provides recommendations regarding the other Named Executive Officers' compensation packages. Our Chief Executive Officer, together with management, consults with and provides recommendations to the Compensation Committee on the design of our annual cash incentive bonus program, as discussed further below.

Compensation Considerations

The Compensation Committee strives to make our executive compensation packages competitive with the current practices in our industry and the geographic market in which we conduct business. In addition, the Compensation Committee considers the Company's budget and performance and each executive officer's individual contribution and performance, internal pay relationships within the Company, the complexity and importance of each executive officer's role and responsibility, leadership skills and growth potential, and experience.

Individual Performance. The Compensation Committee reviews the individual performance of our Named Executive Officers when making compensation decisions. At the beginning of each fiscal year, our Named Executive Officers meet with our Chief Executive Officer and develop their performance goals for the year. The Compensation Committee reviews and approves these goals. At the end of the year, our Chief Executive Officer assesses each other executive officer's performance against these goals and provides the Compensation Committee with a performance appraisal for each executive officer. The Compensation Committee considers this assessment when recommending any base salary increase or annual cash incentive bonus to the Board of Directors for approval. The Compensation Committee also considers this assessment when granting any equity-based awards.

Market Data. In fiscal year 2009, the Compensation Committee retained an independent compensation consultant, Aon Consulting, to assess the market competitiveness of our executive compensation program in order to assure that our program attracts and retains executive talent essential to achieve our business plans. Aon Consulting provided no other consulting services to the Company in fiscal year 2009. For fiscal year 2009, the scope of the consultant's work included preparation and presentation to the Compensation Committee of an update to the report previously prepared for fiscal year 2008 on executive compensation trends and a competitive compensation analysis covering the Company's executives. While the Compensation Committee aims to have each Named Executive Officer's compensation be within the range of the compensation provided for similar positions within the peer group described below, the Compensation Committee did not "benchmark" fiscal year 2009 compensation of our Named Executive Officers to specific guidelines or compensation paid by peer companies.

The Compensation Committee's updated market review was based upon two different sources of compensation data provided by Aon Consulting – a selected peer group of companies and published surveys. The peer companies were approved by the Compensation Committee upon recommendation from Aon Consulting and management. The peer companies include other publicly held businesses with which we compete for talent in our or similar industries with a size and complexity similar to ours. The peer group data was based on publicly available information. In selecting the companies for inclusion in the peer group, the following factors were considered: net revenues; number of employees; and market capitalization. The peer group companies selected in fiscal year 2009 were:

- Applied Signal Technology, Inc.
- Argon ST, Inc.
- Cubic Corporation
- EMS Technologies, Inc.
- Globecomm Systems Inc.
- Harris Stratex Networks, Inc.
- Loral Space & Communications Inc.
- Orbital Sciences Corporation
- TeleCommunication Systems, Inc.
- ViaSat, Inc.

Five companies were removed from the peer group from fiscal year 2008: Comtech Telecommunications Corp., Herley Industries, Inc., ORBCOMM Inc., Radyne Corporation and Trimble Navigation Limited. This adjustment was made for fiscal year 2009 to make certain that the peer group was an appropriate reflection of the companies with which we compete for talent, taking into consideration various factors, as discussed above. The survey sources relied upon for our 2009 review generally were broad in scope and contained compensation data from hundreds of similarly sized companies. For fiscal year 2009, these survey sources were: the 2008 William M. Mercer Executive Compensation Report, All Organizations/Revenue Less than $500 Million; the 2008-2009 Watson Wyatt Industry Report on Top Management Compensation—Regression, All Organizations/Revenue: $50—$500 Million; and the 2008 Confidential Radford Executive Survey, All Organizations, $50 Million to $199.9 Million Revenues/Under $50 Million for subsidiaries.

Current Executive Compensation Elements

Base Salary

Purpose. We strive to provide our Named Executive Officers with a competitive base salary that is in line with their roles and responsibilities. We view base salary as an important component of each Named Executive Officer's overall compensation package. Base salaries are reviewed annually or at the time of promotion or other changes in responsibilities. In determining whether to award base salary increases, the Compensation Committee considers the Company's business outlook, the Company's budget, the executive officer's overall performance, the executive officer's historical compensation, internal pay equity and other factors, including any retention concerns. As previously noted, in fiscal year 2008, the Compensation Committee retained Aon Consulting to conduct a market review of our Named Executive Officers' base salaries. In addition to considering the factors listed above, the Compensation Committee considered the market review in determining fiscal year 2009 salaries, as described below. Our Chief Executive Officer provides recommendations on base salary increases for Named Executive Officers other than himself, taking into consideration the factors above and the information provided by Aon Consulting.

Fiscal Year 2009 Decisions. On October 22, 2008, the Compensation Committee determined that effective November 1, 2008, each of our Named Executive Officers who, at the time, continued to be employed by the Company would receive an annual salary increase as follows:

Name (1)	Fiscal Year 2008 Base Salary	Fiscal Year 2009 Base Salary	Percentage Change
William M. Bambarger, Jr.	$235,000	$275,000	17%
Stuart C. Daughtridge	$234,921	$270,000	15%
James B. Kramer	$153,211	$225,000	47%
John B. Higginbotham	$360,000	$390,000	8%
James G. Schuetzle	$234,870	$270,000	15%

(1) Messrs. Casner, Adams and Gaffney were not executive officers of the Company on October 22, 2008. Messrs. Casner and Adams had not yet been hired as executive officers, and Mr. Gaffney had resigned as an executive officer and was, at the time, performing services as a contract employee.

Based upon the market review that Aon Consulting prepared in fiscal year 2008 and the other factors listed above, the former Chief Executive Officer made recommendations for salary increases for the Named Executive Officers other than himself. The Compensation Committee determined the former Chief Executive Officer's base salary increase based on the market review and the other factors listed above. The market review indicated that our Named Executive Officers' fiscal year 2008 base salaries were at the low end of the competitive range relative to our peer group. The Compensation Committee approved base salary increases that resulted in base salaries for the Named Executive Officers at a level near the median of our 2008 peer group.

In addition to the increases above, on June 1, 2009, the former Chief Executive Officer recommended, and the Compensation Committee approved, a $25,000 increase to Mr. Bambarger's base salary and a $10,000 increase to Mr. Adams' base salary. Mr. Bambarger's base salary increase was given as a retention mechanism, and Mr. Adams' base salary increase was meant to reward his outstanding performance during his first few months with the Company. The increases resulted in base salaries that were within the range of base salaries paid by our peer group for comparable positions. On August 10, 2009, in connection with his hire as the Chief Executive Officer, the Compensation Committee determined that Mr. Casner's base salary would be $390,000. This was the same as the former Chief Executive Officer's salary.

Fiscal Year 2010 Decisions. On September 28, 2009, based upon the Chief Executive Officer's recommendation, and taking into consideration the updated market review provided by Aon Consulting, Mr. Kramer's base salary was increased by $25,000 in recognition of his added responsibilities as a result of a reorganization of reporting structures within the Company. On December 4, 2009, the Compensation Committee met to consider fiscal year 2010 base salaries. Based upon the Chief Executive Officer's recommendations, and taking into consideration the updated market review provided by Aon Consulting, the Compensation Committee decided to increase Mr. Adams' base salary by $20,000 to reflect his taking on additional duties. Based on fiscal year 2009 financial results, the Compensation Committee determined not to make any changes to the base salaries for the other Named Executive Officers.

Annual Cash Incentive Bonus

Purpose. In fiscal year 2009, Messrs. Bambarger, Daughtridge, Kramer, Higginbotham and Schuetzle participated in the Integral Systems, Inc. Executive Officer Incentive Plan for FY 2009 (the "EIP"), which is an annual cash incentive plan designed to reward satisfaction of short-term goals. Messrs. Casner, Adams and Gaffney did not participate in the EIP because they were not executive officers at the time the EIP was approved in January 2009.

In fiscal year 2009, the Compensation Committee formalized the EIP and established measurable objective criteria consistent with the Company's annual operating plan. These objective measures are designed to drive Company performance. Annual bonuses are paid in cash following completion of our fiscal year. Prior to payment, the Compensation Committee reviews and approves the bonus payouts for our eligible Named Executive Officers. As discussed further below, no bonuses were paid out under the EIP because the Company did not meet its targets for fiscal year 2009.

Fiscal Year 2009 EIP Target Opportunities. Each Named Executive Officer participating in the EIP had an assigned target bonus that was a percentage of base pay as follows: Mr. Higginbotham—75%; Mr. Bambarger—50%; and Messrs. Daughtridge, Kramer and Schuetzle—40%. The Compensation Committee increased the bonus opportunity of these Named Executive Officers (other than for Mr. Higginbotham) from the fiscal year 2008 opportunities from 30% of base salary in order to bring their target bonus opportunity up to a level the Compensation Committee considered to be competitive with our peer group for each respective position. The Compensation Committee's decision was based on the market review conducted by Aon Consulting in fiscal year 2008. The Compensation Committee determined not to change Mr. Higginbotham's bonus opportunity as the Compensation Committee considered his bonus opportunity to be competitive with our peer group for his position.

The actual bonus payments earned by each employee annually under the EIP may be either less than or greater than their target bonus depending on whether and the extent to which the various performance goals (as discussed below) are achieved in the fiscal year, and further subject to the Compensation Committee's discretion. The actual bonus earned may range from 0% to 200% of the target. If no corporate or group performance goals are achieved, the bonus payout is limited to the portion of the bonus assigned to individual goals. If no goals are achieved, the bonus payout will be zero. Further, pursuant to the EIP, a participant's payout cannot exceed 100% of target unless the corporate performance goal is at least 100% achieved, and, in the event that earnings per share achievement (one of the corporate performance goals) is less than 90% of target, the corporate performance achievement percentage will be set to zero.

Fiscal Year 2009 Performance Goals. Awards opportunities under the EIP in fiscal year 2009 were based on corporate, group (as applicable) and individual performance. EIP corporate and group goals were recommended by management and reviewed and approved by the Compensation Committee. Individual goals for our Named Executive Officers other than our former Chief Executive Officer were recommended by our former Chief Executive Officer after consultation with each individual executive officer. Individual goals were generally qualitative and reflect key business and strategic objectives for each Named Executive Officer. The corporate and group goals were approved by the Compensation Committee on January 27, 2009, and reflect financial and business performance objectives consistent with the Company's annual operating plan. In light of difficult economic conditions during the year, the corporate goals were modified on May 8, 2009, to make certain that the EIP would continue to serve an incentive function.

Our Named Executive Officers' bonus opportunities in fiscal year 2009 under the EIP were tied in part to the performance of the Company as a whole. The opportunity for Messrs. Higginbotham and Bambarger, who were not responsible for a group, were based 50% on the achievement of corporate goals and 50% on the achievement of individual goals. The award opportunities for the other participating Named Executive Officers, who were responsible for group performance during fiscal year 2009 were determined based 50% on corporate goals, 30% on their respective group goals and 20% on individual goals.

The Compensation Committee established the following four corporate goals for fiscal year 2009 (pre- and post-amendment goals are reflected):

Annual Financial Measures for Fiscal Year 2009	Target	Revised Target	Weight
Revenue	$200 million	$180 million	25%
Operating Income	$30 million (pre-bonus)	$11 million (post-bonus)	25%
Bookings (1)	$210 million	$180 million	25%
Earnings per Share	$1.12 (pre-bonus)	$0.45 (post-bonus)	25%

(1) Bookings are calculated by aggregating the contract value for new contracts and change orders awarded during the specified period. Contract value represents future revenue to be earned in connection with performing the services or delivering the product.

These criteria were selected because the Compensation Committee believed they were the key corporate drivers of stockholder value for fiscal year 2009, focusing our Named Executive Officers on growth and profitability. As explained in more detail in the "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table," the actual bonus amount paid for each corporate goal is based on a sliding scale for achievement attained in between threshold, target and stretch levels.

The group goals for the Commercial and Government divisions established by the Compensation Committee for fiscal year 2009 that were applicable to Mr. Daughtridge (Space Communications Systems—SCS), Mr. Kramer (Commercial) and Mr. Schuetzle (Government) are shown below. The weighting for each goal is also shown in the table.

Group	Revenue Weight: 34%	Operating Income Weight: 33%	Bookings Weight: 33%
SCS	$65 million	$16 million	$70 million
Commercial	$30 million	$3 million	$25 million
Government	$105 million	$11 million	$105 million

In addition to the corporate and group performance measures, a portion of each Named Executive Officer's bonus payout was to be determined based on individual performance. The individual performance considerations, as determined in January 2009, were as follows:

- Mr. Higginbotham: lead the organization to achieve fiscal year 2009 financial objectives, support expansion of Company relationships in the capital markets, develop and implement a program for increased awareness with federal governmental leadership, create and implement feasible technology evolution and IP protection plans, explore new business opportunities, and identify and develop transformation acquisitional opportunities.
- Mr. Bambarger: fully implement Company-wide accounting systems, manage successful audit of fiscal year 2009 financials, manage Company debt arrangements, secure coverage from additional financial analysts, identify and develop transformation acquisition opportunities, and implement Company-wide purchase programs for certain items in order to reduce costs.
- Mr. Daughtridge: manage RT Logic through transition, utilize group and Company technology to create new products to expand in current markets and move into adjacent markets, and restructure SCS operations to take advantage of synergies.
- Mr. Kramer: improve business development overall and support corporate integration initiatives, reduce financial dependency on satellite operator market and increase product sales, add expertise to staffing to allow further penetration into geolocation and antenna integration markets, and advance products in accordance with the R&D plans and review product pricing.
- Mr. Schuetzle: retain current contracts, achieve expense and funding parity going forward, achieve target utilization rates on labor, maintain excellent program management performance, win new programs, build customer relationships and improve overall business development, and utilize technology to create new products to expand in current markets and move into adjacent markets.

Fiscal Year 2009 Actual Performance and EIP Award Payouts

No payouts were made under the EIP for fiscal year 2009 with respect to the corporate and group goals because the performance targets, as adjusted, were not satisfied. Given that the Company did not meet its corporate and group goals, the Compensation Committee used its discretion under the EIP to determine that no bonuses would be paid out with respect to the individual performance goals.

Discretionary Bonuses

In connection with his hire, and based upon the arm's length negotiation of his employment agreement, the Compensation Committee approved a sign-on bonus for Mr. Adams of $25,000. On May 8, 2009, based upon the recommendation of Mr. Higginbotham, the former Chief Executive Officer, the Compensation Committee approved discretionary bonus payments to Messrs. Higginbotham and Bambarger for $55,000 and $25,000, respectively. These bonuses were awarded to reward Messrs. Higginbotham and Bambarger for their contributions to the Company during fiscal year 2008 and fiscal year 2009.

Fiscal Year 2010 Decisions

On September 30, 2009, the Compensation Committee approved the Management Incentive Plan for fiscal year 2010 (the "MIP"). Participants in the MIP include the Named Executive Officers, other than those who resigned during fiscal year 2009.

Each Named Executive Officer is eligible for a cash bonus under the MIP based upon a percentage of their base salary, as follows: Mr. Casner—75%, Mr. Bambarger—50%, Major General Ward (our Chief Operating Officer)—50%, Mr. Adams—50%, Mr. Daughtridge—40% and Mr. Kramer—40%. Mr. Casner was given the same opportunity for fiscal year 2010 that was given to our former Chief Executive Officer, Mr. Higginbotham, for fiscal year 2009. Mr. Adams was given a bonus opportunity that the Compensation Committee considered to be competitive with our peer group for General Counsel. Otherwise, the Compensation Committee kept bonus opportunities consistent with fiscal year 2009. The Compensation Committee considers these opportunities to be competitive with our peer group for each respective position. The Compensation Committee's decision was based, in part, on the updated market review prepared by Aon Consulting in fiscal year 2009.

Funding of the MIP for the Named Executive Officers will be determined by the Company's attainment of corporate (80% weighting) and individual (20% weighting) goals, which the MIP provides will be approved by the Compensation Committee. Corporate goals are based on performance metrics regarding bookings (30% weighting), revenue (20% weighting), gross profit (30% weighting) and earnings per share (20% weighting). In the event that the corporate gross profit achievement is less than 90% of the target, any individual performance award percentage can be set to zero at the discretion of management and/or the Compensation Committee. Bonuses based on performance against the MIP's goals can range from 0% to 200% (based on 120% and higher performance).

Long-Term Equity-Based Incentive Compensation

Purpose. The objectives of our equity-based incentive compensation program are to encourage hiring, retention and stock ownership and to align our executive officers' interests with those of our stockholders. Historically, and in fiscal year 2009, our Named Executive Officers have received stock options. Stock options are intended to align the interests of the Named Executive Officers with the interests of stockholders by tying a portion of executive compensation to long-term stock price appreciation. In order to achieve this alignment and encourage retention, we have historically granted options to our executive officers that generally vest over a multi-year period. We do not have a policy in place regarding the allocation of long-term incentives for our executive management team relative to other elements of compensation. In fiscal year 2009, as part of its market review, the Compensation Committee engaged Aon Consulting to assist in determining an appropriate level of long-term equity incentive compensation to remain competitive in our industry. In addition to annual stock option awards, our executive officers may receive stock options in connection with the commencement of their employment or upon promotion.

For administrative convenience, the Board of Directors typically awards annual stock option grants only once per year at a scheduled meeting. Throughout the year, the Compensation Committee may also approve new hire or promotion equity awards. For annual awards, the Compensation Committee's general policy is to grant stock options on the date it approves them. The exercise price is determined in accordance with the terms of the 2008 Stock Incentive Plan (the closing price on the date of grant) and cannot be less than the fair market value of our Common Stock on the date of grant.

Fiscal Year 2009 Decisions. In awarding stock options in fiscal year 2009, the Compensation Committee considered market data, the Company's budget, the level of responsibility, experience, and each Named Executive Officer's individual performance and contribution to the Company's performance.

All equity awards granted in fiscal year 2009 to Named Executive Officers are shown in the Grants of Plan-Based Awards Table included in this proxy statement. Named Executive Officers with the ability to significantly impact long-term strategic objectives received a greater number of annual stock option awards. Consequently, our current Chief Executive Officer, Mr. Casner upon his hire, and our former Chief Executive Officer, Mr. Higginbotham, during the fiscal year 2009 annual grant, received the largest annual stock option award because the Compensation Committee believes the Chief Executive Officer has the greatest potential impact on the Company's long-term strategic objectives. The other Named Executive Officers received grants at levels consistent with their potential impact on the Company's long-term strategic objectives. According to the updated market review prepared by Aon Consulting for fiscal year 2009, the equity awards granted in fiscal year 2009 to our Named Executive Officers were within the range of equity awards granted by our peer group for comparable positions.

In fiscal year 2009, Mr. Casner received an option award in connection with his commencing employment as Chief Executive Officer. Because Messrs. Gaffney and Schuetzle were not executive officers at the time that the fiscal year 2009 annual grant was made, they did not receive a stock option grant during fiscal year 2009.

Benefit and Retirement Programs. Our Named Executive Officers are eligible to participate in benefits plans that are available to substantially all of our employees, including participation in the Company's 401(k) savings plan, medical insurance, dental insurance, life insurance and disability insurance programs. We do not sponsor a defined benefit retirement plan or deferred compensation plan for any of our employees.

Perquisites. Except with respect to certain benefits provided to Mr. Adams, the Company does not provide its Named Executive Officers with any additional benefits or perquisites not available to all other employees. Mr. Adams received benefits to reimburse his legal fees incurred in connection with the negotiation of his employment agreement as well as commuting costs for travel to the Company's headquarters in Lanham, Maryland from his principal place of residence in Seattle, Washington. The Company also reimbursed him for his related lodging expenses. The Compensation Committee believed these perquisites were reasonable and in the best interests of the Company insofar as they allowed us to retain Mr. Adams. These benefits are described further in the footnotes to the Summary Compensation Table contained in this proxy statement.

Employment Agreements, Severance Benefits and Change in Control Provisions

In fiscal year 2009, the Company was a party to employment agreements with each Named Executive Officer other than Messrs. Casner and Kramer, who do not have employment agreements. The agreements provide for, among other things, specified payments in the event of termination of employment in certain circumstances. The Compensation Committee believes that it is important to provide our Named Executive Officers with some measure of financial security in the event their employment is terminated without cause. Our severance arrangements also provide an incentive for our Named Executive Officers to refrain from competing with the Company and to cooperate with the Company while employed by the Company, and, in the event their employment is terminated, after termination.

With the exception of Mr. Higginbotham's employment agreement, which is no longer in effect, and Messrs. Bambarger's and Adams' employment agreements, which provide for certain "double-trigger" benefits, our employment agreements and arrangements with our Named Executive Officers do not provide enhanced severance benefits upon a change in control of the Company. In connection with the arm's length negotiation of Mr. Adams' employment agreement during fiscal year 2009, the Compensation Committee agreed to provide him with double-trigger acceleration of his stock options upon certain terminations following a change in control. And, during fiscal year 2009, the Compensation Committee determined that it was appropriate to provide Mr. Bambarger with this benefit as well for purposes of internal pay equity.

Under our 2002 Stock Option Plan and our 2008 Stock Incentive Plan, if the Company is involved in a change in control transaction and is not the surviving corporation, all outstanding unvested stock options will vest and become exercisable if they are not assumed by the acquiring entity. The Compensation Committee believes that the interests of our stockholders are best served if the interests of our senior management are aligned with theirs. The Compensation Committee believes that the Company's severance and change in control arrangements are reasonable and consistent with the practices of similarly situated companies.

For additional information regarding the potential severance benefits payable to our Named Executive Officers under various circumstances, as well as any severance benefits paid in fiscal year 2009, see the description under "Potential Payments Upon Termination of Employment and Change in Control" contained in this proxy statement.

Accounting and Tax Implications of Our Compensation Program

In designing our executive compensation program, the Compensation Committee considers the financial accounting and tax consequences to the Company as well as to our employees. We account for equity compensation paid to our employees under financial accounting standards, which generally require us to estimate and record an expense over the service period of the award. The cost of outstanding equity awards is considered by management as part of our equity grant recommendations.

In evaluating the structure of our compensation program, the Compensation Committee considers the potential impact of Section 162(m) of the Internal Revenue Code (the "Code"). Code Section 162(m) limits the Company's federal tax deduction on compensation paid in excess of $1 million a year to our Chief Executive Officer and our next three most highly compensated Named Executive Officers (other than our Chief Financial Officer). The IRS's limitation does not apply to compensation that qualifies as "performance based" under federal tax law. Our policy is to structure, to the extent practicable, compensation arrangements with our executive officers to be fully deductible under federal tax law unless the benefit of such deductibility is outweighed by the need for flexibility or the attainment of other corporate objectives. No compensation payable to our Named Executive Officers for fiscal year 2009 was subject to the Code Section 162(m) limitations.

We will continue to monitor issues concerning the deductibility of executive compensation and will take appropriate action if and when it is warranted. Because corporate objectives may not always be consistent with the requirements for full deductibility, we are prepared, when appropriate, to enter into compensation arrangements under which payments may not be deductible under Code Section 162(m). Thus, deductibility will not be the sole factor used in ascertaining appropriate levels or modes of compensation.

Summary Compensation Table

The following Summary Compensation Table shows the compensation paid, accrued or expensed with respect to our Named Executive Officers during the year indicated:

Name and Principal Position (1)	Year	Salary ($) (2)	Bonus ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (5)	Total ($)
Paul G. Casner *Chief Executive Officer and President* (6)	2009	55,500	—	233,106(7)	—	40,696	329,302
William M. Bambarger, Jr. *Chief Financial Officer* (8)	2009	277,521	25,000	337,546	—	16,414	656,482
	2008	236,827	—	81,550	99,846	13,025	431,198
	2007	2,712	—	3,006	—	—	5,718
R. Miller Adams *Executive Vice President and General Counsel* (9)	2009	162,154	25,000	28,646	—	29,480	245,281
Stuart C. Daughtridge *Executive Vice President and General Manager, Products Group* (10)	2009	264,827	—	119,592	—	14,396	398,815
	2008	233,147	—	26,621	89,323	25,486	374,577
	2007	217,464	87,000	11,465	—	23,868	339,797
James B. Kramer *Senior Vice President and General Manager, Civil and Commercial Group* (11)	2009	219,024	—	47,501	—	12,974	279,499
John B. Higginbotham *Former Chief Executive Officer and President* (12)	2009	342,238	55,000	1,358,880	—	162,216	1,918,334
	2008	83,078	211,194	272,026	—	—	566,298
Peter J. Gaffney *Former Executive Vice President, New Business Development and Technology* (13)	2009	292,035	—	57,324	—	12,518	361,877
	2008	267,051	—	57,324	95,106	24,926	444,407
	2007	261,264	80,000	57,324	—	26,014	424,602
James G. Schuetzle *Former Executive Vice President, Government Systems* (14)	2009	147,684	—	(17,943)	—	159,822	289,563
	2008	232,925	—	21,844	99,329	25,458	379,556
	2007	215,644	86,000	6,688	—	23,652	331,984

(1) The listed positions are those held as of December 31, 2009, unless otherwise indicated.

(2) Includes any amounts contributed by our Named Executive Officers to our qualified 401(k) savings plan.

(3) The amounts in this column represent (i) a sign-on bonus granted to Mr. Adams per the terms of his employment agreement dated February 25, 2009; and (ii) discretionary bonuses granted to Messrs. Higginbotham and Bambarger on May 8, 2009. See "Compensation Discussion and Analysis—Discretionary Bonuses" above for further discussion of these payments.

(4) The amounts set forth in this column represent the value of stock options recognized for financial statement reporting purposes for the fiscal year, disregarding estimates of forfeitures related to service-based vesting conditions. The compensation expense reflected is for grants made in fiscal year 2009 and grants made in prior years, which continued to be expensed in fiscal year 2009. The full grant date fair value of the option awards granted in fiscal year 2009 is included in the "Grants of Plan-Based Awards" table included in this proxy statement. For additional information about the assumptions used in these calculations, see Note 12 to the audited consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended September 25, 2009.

(5) For Messrs. Bambarger, Daughtridge, Kramer and Gaffney, the amounts shown under the All Other Compensation column represent the Company's matching contribution under our 401(k) plan. For Mr. Casner, the amount shown is for fees paid to Mr. Casner for his service as a non-employee director in fiscal year 2009 prior to becoming an employee. For Mr. Adams, the amount shown includes $23,248 for commuting expenses for travel between the Company's headquarters and his principal place of residence, $2,629 for related lodging expenses and $3,603 for car rental and other transportation costs while he worked at the Company's headquarters. For Mr. Higginbotham, the amount shown includes $6,716 in 401(k) matching contributions and $155,500 in severance costs paid in accordance with his Agreement and Release described in the "Potential Payments Upon Termination of Employment and Change in Control" section of this proxy statement. For Mr. Schuetzle, the amount shown includes $10,130 in 401(k) matching contributions and $149,692 in severance costs paid in accordance with his Agreement and Release described in the "Potential Payments Upon Termination of Employment and Change in Control" section of this proxy statement.

(6) Mr. Casner was appointed as the Company's Chief Executive Officer effective August 6, 2009.

(7) Includes expense recognized for financial statement reporting purposes for fiscal year 2009 related to stock options previously provided to Mr. Casner for his service as a non-employee director.

(8) Mr. Bambarger was appointed as the Company's Chief Financial Officer effective September 25, 2007.

(9) Mr. Adams was appointed as the Company's General Counsel effective February 25, 2009. Mr. Adams was appointed as an Executive Vice President (in addition to General Counsel) effective March 27, 2009.

(10) Mr. Daughtridge was appointed as the Company's Executive Vice President, Commercial Division effective October 2004. Mr. Daughtridge was appointed Executive Vice President and General Manager, Space Communications Systems and acting President of RT Logic, Inc. effective October 17, 2008. Mr. Daughtridge was appointed Executive Vice President and General Manager, Products Group effective October 15, 2009.

(11) Mr. Kramer was appointed as the Company's Senior Vice President and General Manager, Civil and Commercial Group effective October 15, 2009. Mr. Kramer previously served as the Company's Vice President of Commercial Programs.

(12) Mr. Higginbotham resigned as the Company's Chief Executive Officer and President and as a member of the Board of Directors effective August 5, 2009.

(13) Mr. Gaffney resigned his position as Executive Vice President, New Business and Technology Development effective October 21, 2008 and entered into a Contract Employee Services Agreement, which governed the terms of his new role as a contract employee and member of the Company's Senior Executive Advisor Task Force. Mr. Gaffney was appointed Vice President of Strategic Planning and Corporate Business Development effective September 14, 2009.

(14) Mr. Schuetzle resigned his position as the Company's Executive Vice President, Government Systems effective March 20, 2009. Mr. Schuetzle agreed to serve in a consulting capacity until March 20, 2010.

Grants of Plan-Based Awards for Fiscal Year 2009

The following table sets forth information with respect to grants of equity awards to our Named Executive Officers in fiscal year 2009. The equity awards granted in 2009 identified in the table below are also reported in the Outstanding Equity Awards at 2009 Fiscal Year-End Table.

Name	Approval Date	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock & Option Awards ($) (3)
			Threshold ($)	Target ($)	Maximum ($)			
Paul G. Casner								
2009 Director Grant (4)		5/8/2009				20,000	8.32	82,500
New Hire Grant		8/10/2009				100,000	7.31	378,100
William M. Bambarger, Jr.								
Incentive Compensation Plan			0	137,500	275,000			
2009 Option Grant		5/8/2009				50,000	8.32	206,250
R. Miller Adams								
2009 Option Grant		5/8/2009				50,000	8.32	206,250
Stuart C. Daughtridge								
Incentive Compensation Plan			0	108,000	216,000			
2009 Option Grant		5/8/2009				30,000	8.32	123,750
James B. Kramer								
Incentive Compensation Plan			0	90,000	180,000			
2009 Option Grant		5/8/2009				30,000	8.32	123,750
John B. Higginbotham								
Incentive Compensation Plan			0	292,500	585,000			
2009 Option Grant		5/8/2009				100,000	8.32	412,500
Modification (2009 Grant) (5)	8/10/2009	8/5/2009				100,000	8.32	(96,300)
James G. Schuetzle								
Incentive Compensation Plan			0	108,000	216,000			

(1) The amounts shown for all Named Executive Officers represent the potential payouts under our Executive Incentive Plan for Fiscal Year 2009. No amounts were actually paid under the Executive Incentive Plan to Named Executive Officers. Because Messrs. Casner, Adams and Gaffney were not executive officers upon approval of the Executive Incentive Plan for Fiscal Year 2009 in January of 2009, they did not participate in the plan. See "Compensation Discussion and Analysis—Annual Cash Incentive Bonus" above for further discussion.

(2) The options reported under this column were granted under our 2008 Stock Incentive Plan.

(3) The amounts reported in this column represent the full grant date fair value of the awards calculated in accordance with financial accounting standards, using the Black-Scholes option-pricing model. For additional information about the assumptions used in these calculations, see Note 12 to the audited consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended September 25, 2009.

(4) Mr. Casner received this option grant while he was a non-employee director of the Company.

(5) Per the terms of his Agreement and Release dated August 5, 2009 and effective August 5, 2009, Mr. Higginbotham's options granted on May 8, 2009 became fully vested and will remain exercisable until August 5, 2014. The incremental change to the grant date fair value of these options due to the modification of the original terms of the options is reflected in the table, above.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Arrangements and Agreements

Mr. Casner's Compensation Arrangement. Mr. Casner was appointed as Chief Executive Officer of the Company effective August 6, 2009 and on August 10, 2009, the Compensation Committee agreed upon a compensation arrangement for Mr. Casner. Mr. Casner's annual base salary is $390,000. Mr. Casner was issued options to purchase 100,000 shares of the Company's Common Stock, which options shall vest in three equal installments on the grant date and the first two anniversaries of the grant date. Mr. Casner was and will continue to be eligible to receive an annual cash incentive bonus for fiscal years 2009 and 2010, at the discretion of the Board of Directors. Mr. Casner is also eligible to participate in benefit plans that are generally available to the Company's employees, such as the 401(k) plan, disability and life insurance, and vacation, sick and holiday time off.

Mr. Bambarger's Employment Agreement. We entered into an employment agreement with Mr. Bambarger, the Company's Chief Financial Officer, effective as of October 1, 2007, as amended April 30, 2008 and May 8, 2009 (the "Bambarger Agreement"). Mr. Bambarger's annual base salary was initially set at $235,000 and is currently $300,000. Mr. Bambarger's base salary may be increased, but not decreased, based upon the evaluation of his performance and the compensation policies of the Company. Mr. Bambarger is also eligible to participate in any present or future bonus, profit sharing, stock option or other employee compensation or incentive plan adopted by the Company as well as any other benefit plans available to other executive officers of the Company. The term of the Bambarger Agreement is for a period of three years and will automatically continue to extend for additional one-year terms unless either party gives at least 120 days' notice prior to the last day of the initial term or any renewal period.

Mr. Adams' Employment Agreement. We entered into an employment agreement with Mr. Adams, the Company's General Counsel, effective as of February 25, 2009 (the "Adams Agreement"). Mr. Adams was appointed as an Executive Vice President (in addition to General Counsel) on March 27, 2009. Under the Adams Agreement, Mr. Adams' annual base salary was initially $270,000 and is currently $300,000, and his annual target bonus opportunity is 50% of base salary, with the actual bonus, if any, determined pursuant to the Company's applicable annual incentive compensation plan as in effect from time-to-time. Mr. Adams' base salary may be increased, but not decreased, based upon the evaluation of his performance and the compensation policies of the Company. Additionally, Mr. Adams received a sign-on bonus of $25,000 and a stock option grant of 50,000 shares. The Company agreed to provide Mr. Adams with an extended residence stay and a rental car for four weeks, reimbursement for the cost of two round-trip, coach-class tickets per month during the first three years of the Adams Agreement or during any renewal period and reimbursement of up to $10,000 for his legal fees incurred in connection with the negotiation of the Adams Agreement. Mr. Adams is also eligible to participate in any present or future bonus, profit sharing, stock option or other employee compensation or incentive plan adopted by the Company as well as any other benefit plans available to other executive officers of the Company. The term of the Adams Agreement is for a period of three years and will automatically continue to extend for additional one-year terms unless either party gives at least 180 days' notice prior to the last day of the initial term or any renewal period.

Mr. Daughtridge's Employment Agreement. We entered into an employment agreement with Mr. Daughtridge, the Company's former Executive Vice President, Commercial Division and current Executive Vice President and General Manager of the Company's Products Group, effective as of December 5, 2007 (the "Daughtridge Agreement"). Under the Daughtridge Agreement, Mr. Daughtridge's annual base salary was initially $220,584 and is currently $270,000. Mr. Daughtridge's base salary may be increased, but not decreased, based upon the evaluation of his performance and the compensation policies of the Company. Mr. Daughtridge is also eligible to participate in any present or future bonus, profit sharing, stock option or other employee compensation or incentive plan adopted by the Company as well as any other benefit plans available to other executive officers of the Company. The term of the Daughtridge Agreement is for a period of three years and will automatically continue to extend for additional one-year terms unless either party gives at least 120 days' notice prior to the last day of the initial term or any renewal period.

Mr. Kramer's Compensation Arrangement. Mr. Kramer is Senior Vice President and General Manager of the Civil and Commercial Group. His annual base salary is currently $250,000.

Mr. Higginbotham's Employment Agreement and Agreement and Release. The Company entered into an agreement with Mr. Higginbotham that covered the terms of his employment with the Company as Chief Executive Officer on July 9, 2008, as subsequently amended August 7, 2008 and February 20, 2009 (the "Higginbotham Agreement"). The Higginbotham Agreement provided that the Company would cause Mr. Higginbotham to be nominated to the Board of Directors. The financial terms of the Higginbotham Agreement included (1) an annual base salary of $360,000 (it was $390,000 as of his resignation), (2) a one-time signing bonus of $75,000 and (3) an annual target bonus opportunity of 75% of his base salary, with a maximum annual bonus opportunity of up to 150% of his base salary.

Pursuant to the Higginbotham Agreement, the Company granted Mr. Higginbotham stock options to purchase 550,000 shares of Common Stock. The Company also would consider an additional award of stock options (with a target award covering at least 100,000 shares) under the Company's equity incentive plan on each anniversary of the Higginbotham Agreement. Stock options awarded to Mr. Higginbotham were to vest in four equal annual installments on the anniversaries of the date of grant (or for future awards, on a schedule that results in vesting at least as quickly), provided that Mr. Higginbotham was still employed with or providing services to the Company.

Mr. Higginbotham resigned from the Company, effective August 5, 2009. In connection with his resignation, Mr. Higginbotham and the Company entered into an Agreement and Release, dated August 10, 2009 (the "Higginbotham Release Agreement"), which is described in further detail in the "Potential Payments Upon Termination of Employment and Change in Control" section of this proxy statement.

Mr. Gaffney's Employment Agreement and Contract Employee Services Agreement. On September 12, 2007, the Company and Mr. Gaffney entered into an employment agreement, pursuant to which Mr. Gaffney was engaged as the Company's Executive Vice President, New Business Development and Technology (the "Gaffney Agreement"). Under the Gaffney Agreement, Mr. Gaffney's annual base salary was initially $265,012.80. Mr. Gaffney's base salary could be increased, but not decreased, based upon the evaluation of his performance and the compensation policies of the Company. Mr. Gaffney was also eligible to participate in any present or future bonus, profit sharing, stock option or other employee compensation or incentive plan adopted by the Company as well as any other benefit plans available to other executive officers of the Company.

On October 21, 2008, Mr. Gaffney resigned his employment and entered into a Contract Employee Services Agreement (the "Gaffney Services Agreement"), which governed the terms of his new role as a contract employee and member of the Company's Senior Executive Advisor Task Force. The Gaffney Services Agreement replaced the Gaffney Agreement. The Gaffney Services Agreement provided for an annual retainer of $291,512 and eligibility for a performance bonus of up to 40% of the annual aggregate retainer for exceptional performance. Pursuant to a letter agreement and a related side letter (together, the "Gaffney Letter Agreement"), the Company engaged Mr. Gaffney as Vice President of Strategic Planning and Corporate Business Development effective September 14, 2009. Under the Gaffney Letter Agreement, Mr. Gaffney's annual base salary is $240,000. Mr. Gaffney is also eligible to participate in the Company's comprehensive employee benefit program for regular full-time employees. The Gaffney Letter Agreement is for no specified period and can be terminated at any time.

Mr. Schuetzle's Employment Agreement and Release Agreement. We entered into an employment agreement with Mr. Schuetzle, the Company's former Executive Vice President, Government Systems, effective as of December 5, 2007 (the "Schuetzle Agreement"). Under the Schuetzle Agreement, Mr. Schuetzle's annual base salary was initially $219,710 and was $270,000 as of his resignation. Mr. Schuetzle's base salary could be increased, but not decreased, based upon the evaluation of his performance and the compensation policies of the

Company. Mr. Schuetzle was also eligible to participate in any present or future bonus, profit sharing, stock option or other employee compensation or incentive plan adopted by the Company as well as any other benefit plans available to other executive officers of the Company.

Mr. Schuetzle resigned from the Company, effective March 20, 2009. Mr. Schuetzle agreed to serve in a consulting capacity until March 20, 2010. In connection with his resignation, Mr. Schuetzle and the Company entered into an Agreement and Release, dated March 20, 2009 (the "Schuetzle Release Agreement"), which is described in further detail in the "Potential Payments Upon Termination of Employment and Change in Control" section of this proxy statement.

2008 Stock Option Plan

All stock options granted in fiscal year 2009 were granted under our 2008 Stock Incentive Plan. The 2008 Stock Incentive Plan provides that the closing price on the grant date is used as the exercise price (or strike price) for stock options. The option awards reflected in the Grants of Plan-Based Awards table as the "2009 Option Grant" are grants of qualified and non-qualified stock options to purchase shares of our Common Stock which, with the exception of Mr. Casner's new hire award and the modification to Mr. Higginbotham's annual award, were approved and granted by the Compensation Committee on May 8, 2009, as part of our 2009 annual grant of long-term equity-based incentive awards. Mr. Casner's new hire grant was approved and granted on August 10, 2009; and vests ratably on the grant date and the first two anniversaries of the grant date. Mr. Higginbotham's annual stock option award was modified in connection with his resignation per the terms of the Higginbotham Release Agreement.

The 2009 Option Grant stock options vest ratably over three years on the first, second and third anniversaries of the grant date. Unvested stock options will fully vest and become exercisable to the extent the options are not assumed by an acquiror or successor entity in connection with a change in control (as defined in the option agreements). Stock options are subject to forfeiture and/or time limitations on exercise in the event an executive officer's employment terminates.

Annual Incentive Plan Awards

Determination of Payouts for Corporate Performance. For fiscal year 2009, each corporate goal was assigned a multiplier based on the level of performance against the plan. The following table illustrates the threshold, target and stretch level of achievement against the plan for each corporate goal and the corresponding percent of the target earned for each metric.

Performance Against Plan (%)	Percent of Target Earned for Revenue & Bookings	Percent of Target Earned for Operating Income & Earnings per Share
Less than 90	0	0
90	50	0
95	75	50
100	100	100
120	200	200

For each corporate goal, if the actual result is less than the target, the Percent of Target Earned decreases on a sliding scale based on the percentage achievement. If the actual result is greater than the target, the Percent of Target Earned increases on a sliding scale up to a maximum of 200%. As shown in the table, emphasis has been placed on achievement of the Operating Income and Earnings per Share goal because the threshold performance for these goals is 95%. These metrics were emphasized because they are considered to be significant drivers of growth and profitability. If the threshold performance is achieved for the corporate goals, then the Percent of Target Earned for each metric will be 50%. If the stretch performance level is achieved, then the Percent of Target Earned will be 200%. The Compensation Committee has the discretion to adjust the corporate performance multiplier for any single goal either up or down based on overall results.

For further information regarding the Company' annual cash incentive plans in fiscal year 2009, see the discussion under "Compensation Discussion and Analysis—Annual Cash Incentive Bonus."

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table shows information about outstanding equity awards held by our Named Executive Officers at September 25, 2009, the fiscal year-end. Historical option awards have been adjusted to account for our two-for-one stock split, which was effective on August 25, 2008. The split was structured in the form of a 100% stock dividend, distributed on September 5, 2008 to stockholders of record on August 25, 2008.

Name	Grant Date (1)	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Paul G. Casner	12/18/2006(2)	10,000	—	12.16	12/18/2011
	9/14/2007(2)	30,000	—	11.63	9/14/2012
	7/29/2008(3)	3,334	6,666	23.03	7/29/2018
	5/8/2009(3)	—	20,000	8.32	5/8/2019
	8/10/2009(4)	33,334	66,666	7.31	8/10/2019
William M. Bambarger, Jr.	9/25/2007(5)	20,000	30,000	11.25	9/25/2013
	7/29/2008(3)	30,000	60,000	23.03	7/29/2018
	5/8/2009(3)	—	50,000	8.32	5/8/2019
R. Miller Adams	5/8/2009(3)	—	50,000	8.32	5/8/2019
Stuart C. Daughtridge	5/5/2004(2)	12,000	—	9.03	5/5/2010
	5/3/2006(5)	7,200	4,800	13.82	5/3/2012
	7/29/2008(3)	10,000	20,000	23.03	7/29/2018
	5/8/2009(3)	—	30,000	8.32	5/8/2019
James B. Kramer	7/29/2008(3)	3,334	6,666	23.03	7/29/2018
	5/8/2009(3)	—	30,000	8.32	5/8/2019
John B. Higginbotham	5/8/2009(2)	100,000	—	8.32	8/5/2014
Peter J. Gaffney	5/5/2004(2)	36,000	—	9.03	5/5/2010
	5/3/2006(5)	36,000	24,000	13.82	5/3/2012
James G. Schuetzle	—	—	—	—	—

(1) All options granted in 2009 were granted under our stockholder-approved 2008 Stock Incentive Plan. All options granted prior to 2008 were granted under our stockholder-approved 2002 Stock Option Plan, as amended and restated effective as of May 1, 2005 and December 6, 2006.
(2) These options were fully vested as of the end of fiscal year 2009.
(3) These options vest in thirds per year over three years on each anniversary of the grant date.
(4) These options vest in thirds, on the grant date and on each of the first two anniversaries of the grant date.
(5) These options vest in fifths per year over five years on each anniversary of the grant date.

Potential Payments Upon Termination of Employment and Change in Control

Certain of our Named Executive Officers are parties to employment agreements and all of them are subject to other plans or arrangements that provide certain severance benefits upon termination of employment under certain circumstances.

Employment Agreements

Mr. Casner. Mr. Casner is not party to an employment or other severance agreement; he is only entitled to termination-based payments provided pursuant to the terms of our equity plans, as described in further detail below.

Messrs. Bambarger and Daughtridge. Pursuant to the Bambarger Agreement and the Daughtridge Agreement, Messrs. Bambarger and Daughtridge are entitled to receive continued payments equal to 12 months base salary (net of any compensation received from any third-party employer during this severance period) and payment of COBRA health benefit premiums in the event the Company terminates their employment without cause. Mr. Bambarger is also entitled to this severance if his employment is terminated by him for good reason. Upon termination for death, total disability or without cause, these Named Executive Officers are generally entitled to a bonus for the fiscal year in which the termination date occurs, pro-rated for the period of employment in such fiscal year.

Pursuant to the Bambarger Agreement, Mr. Bambarger is also entitled to immediate and full vesting of his equity awards if: (1) a change in control (as defined in the Company's standard form of award agreement for stock options under the Company's 2008 Stock Incentive Plan) occurs while Mr. Bambarger is an employee of the Company, to the extent equity awards are not assumed by the acquiror or successor entity (as applicable) in connection with such change in control, or (2) equity awards are assumed by the acquiror or successor entity (as applicable) in connection with such change in control and Mr. Bambarger's employment or services with the Company is terminated by the Company without cause or by Mr. Bambarger for good reason upon or within 12 months following the change in control.

Messrs. Bambarger and Daughtridge have each agreed that, for a period of one year following the termination of their employment they will not engage in a business that competes against the business of the Company (as defined in their respective agreements) in any geographic area in which the Company engages in such business. Each of them has also agreed that for a period of 24 months after the termination of their employment, they will not solicit or induce any employees of the Company to leave their employment with the Company. Each of them is also subject to certain restrictive covenants relating to confidentiality and non-disparagement.

"Cause" is expressly defined in the Bambarger Agreement and Daughtridge Agreement as: (1) material failure to perform duties under the agreement or to follow the Company's policies and procedures applicable to executive officers of the Company, after notice and a reasonable opportunity to cure; (2) willful malfeasance by the executive officer in connection with performance of duties; (3) being convicted of, or pleading guilty to, or being indicted for a felony or other crime involving theft, fraud or moral turpitude; (4) fraud or embezzlement against the Company; (5) failure of the executive officer to obey in any material respect any proper direction from the Board of Directors or the Chief Executive Officer, as applicable; or (6) the material violation of any confidentiality, non-compete or other restrictive covenant.

"Good Reason" is defined under the Bambarger Agreement as: (1) any material diminution of any of Mr. Bambarger's significant duties; (2) any material breach of the employment agreement by the Company; (3) any material reduction in Mr. Bambarger's aggregate base salary and bonus opportunities; or (4) any relocation of Mr. Bambarger's principal place of employment to a location more than 50 miles from the Company's current headquarters.

Mr. Adams. Under the Adams Agreement, Mr. Adams is entitled to receive continued payments equal to 12 months base salary premiums in the event the Company terminates his employment without cause, or due to death or total disability or if Mr. Adams terminates his employment for good reason. Mr. Adams is entitled to receive for 12 months payment of COBRA health benefit premiums in the event the Company terminates his employment without cause or Mr. Adams terminates his employment for good reason. Upon termination for death, total disability, by the Company without cause or by Mr. Adams for good reason, Mr. Adams is entitled to a bonus for the fiscal year in which the termination date occurs in an amount equal to the bonus he would have earned for the fiscal year if he remained an employee of the Company. In the event that the Adams Agreement is not renewed after the initial term or after a renewal period, then Mr. Adams will be generally entitled to a bonus for the fiscal year in which the termination date occurs, pro-rated for the period of employment in such fiscal year.

Pursuant to the Adams Agreement, Mr. Adams is also entitled to immediate and full vesting of his equity awards if: (1) a change in control (as defined in the Company's standard form of award agreement for stock options under the Company's 2008 Stock Incentive Plan) occurs while Mr. Adams is an employee of the Company, to the extent equity awards are not assumed by the acquiror or successor entity (as applicable) in connection with such change in control, or (2) equity awards are assumed by the acquiror or successor entity (as applicable) in connection with such change in control and Mr. Adams' employment or services with the Company is terminated by the Company without cause or by Mr. Adams for good reason upon or within 12 months following the change in control.

Mr. Adams has agreed that, for a period of one year following the termination of his employment, he will not engage in a business that competes against the business of the Company in any geographic area in which the Company engages in such business. He has also agreed that for a period of 24 months after the termination of his employment, he will not solicit or induce any employees of the Company to leave their employment with the Company. He is also subject to certain restrictive covenants relating to confidentiality and non-disparagement.

"Cause" is expressly defined in the Adams Agreement as: (1) material failure to perform duties under the agreement or to follow the Company's policies and procedures applicable to executive officers of the Company, after notice and a reasonable opportunity to cure; (2) willful malfeasance by the executive officer in connection with performance of duties; (3) being convicted of, or pleading guilty to, or being indicted for a felony or other crime involving theft, fraud or moral turpitude; (4) fraud or embezzlement against the Company; (5) failure of the executive officer to obey in any material respect any proper direction from the Board of Directors or the Chief Executive Officer, as applicable; or (6) the material violation of any confidentiality, non-compete or other restrictive covenant.

"Good Reason" is defined in the Adams Agreement as: (1) a material diminution of his authority, responsibilities, or position from those set forth in his employment agreement; (2) a reduction in his base salary or target bonus; (3) a required relocation of his principal place of business more than 50 miles from the applicable location specified in his agreement; or (4) a material breach by the Company of a material term of his employment agreement.

Mr. Kramer. Mr. Kramer is not party to an employment or other severance agreement; he is only entitled to termination-based payments provided pursuant to the terms of our equity plans, as described in further detail below.

Stock Option Plan. Under our 2002 Stock Option Plan, as amended and restated December 6, 2006, and under the option award agreements for options granted in 2008 and 2009 under the 2008 Stock Incentive Plan, if the Company is not the surviving corporation in any merger, sale of assets or sale of stock, consolidation or corporate reorganization involving the Company, the vesting of all stock options will accelerate and become exercisable immediately prior to the transaction if the options are not assumed by the acquiring entity. Upon the closing of the change in control transaction, all outstanding options will terminate.

The table below quantifies the compensation that would become payable under existing plans and arrangements if each Named Executive Officer's employment, other than Messrs. Higginbotham, Gaffney and Schuetzle, had terminated on September 25, 2009. The table also shows the additional value that each Named Executive Officer, other than Messrs. Higginbotham, Gaffney and Schuetzle, would have received if a change in control occurred on September 25, 2009 if all unvested options held by each executive officer were to vest upon a change in control using the closing price of our Common Stock on the last trading day of the fiscal year, which was $6.80. A description of the actual termination arrangements of Messrs. Higginbotham, Gaffney and Schuetzle follows the table. Amounts shown in the table are estimates only, as the actual obligation can only be determined at the time of the Named Executive Officer's separation from our Company. The amounts described below are in addition to benefits that are generally available to our employees such as distributions under our 401(k) plan, disability or life insurance benefits and accrued vacation.

Potential Payments Upon Termination or Change in Control

Name	Severance Amount ($) (1)	Accelerated Vesting of Stock Options ($) (2)	Health Benefit Continuation ($) (3)	Total ($)
	Type of Termination			
Paul G. Casner				
Change in Control	—	0	—	0
Termination following a Change in Control	—	—	—	—
Good Reason	—	—	—	—
Without Cause	—	—	—	—
For Cause	—	—	—	—
Death	—	—	—	—
Disability	—	—	—	—
William M. Bambarger, Jr.				
Change in Control	—	0	—	0
Termination following a Change in Control	—	0	—	0
Good Reason (including non-renewal)	300,000	—	17,977	317,977
Without Cause	300,000	—	17,977	317,977
For Cause	—	—	—	—
Death	0	—	—	0
Disability	0	—	—	0
R. Miller Adams				
Change in Control	—	0	—	0
Termination following a Change in Control	—	0	—	0
Good Reason	280,000	—	4,797	284,797
Without Cause	280,000	—	4,797	284,797
For Cause	—	—	—	—
Death	280,000	—	—	280,000
Disability	280,000	—	—	280,000
Stuart C. Daughtridge				
Change in Control	—	0	—	0
Termination following a Change in Control	—	—	—	—
Good Reason	—	—	—	—
Without Cause	270,000	—	16,134	286,134
For Cause	—	—	—	—
Death	0	—	—	0
Disability	0	—	—	0
James B. Kramer				
Change in Control	—	0	—	0
Termination following a Change in Control	—	—	—	—
Good Reason	—	—	—	—
Without Cause	—	—	—	—
For Cause	—	—	—	—
Death	—	—	—	—
Disability	—	—	—	—

(1) Includes the one-time multiple of salary and bonus award, as applicable, as outlined in the narrative above. Because no bonuses were paid under the EIP for fiscal year 2009, no bonus amounts were included in the severance payment calculations for a termination as of September 25, 2009.

(2) The estimated amount of benefit was calculated by multiplying the number of unvested options held by the applicable Named Executive Officer by the difference between the closing price of our Common Stock on the last trading day of the fiscal year, which was $6.80, and the exercise price of the option.
(3) Includes the cost of premium payments for COBRA continuation coverage as outlined in the narrative above.

Named Executive Officers That Terminated Employment During Fiscal Year 2009

Mr. Higginbotham. As noted above, Mr. Higginbotham resigned as an employee of the Company effective August 5, 2009. Under the Higginbotham Release Agreement, the Company agreed to pay severance consisting of: (1) a one-time payment of $100,000; (2) continued payment of his base salary ($390,000) for a period of 12 months; (3) an annual bonus for the 2009 fiscal year that Mr. Higginbotham would have earned for the fiscal year had he remained an employee of the Company ($0); (4) payment of any COBRA premiums due for Mr. Higginbotham and his covered dependents under the Company's group health insurance programs to the extent coverage is elected for a period of 12 months (or, if earlier, until COBRA coverage ends) ($16,225); (5) immediate vesting of 100,000 stock options (the "Options") granted to Mr. Higginbotham on May 9, 2009 that can be exercised until August 5, 2014 (the options were not "in-the-money" as of his termination date); and (6) a change in control bonus, if such a bonus becomes payable before January 9, 2011 pursuant to the terms of the Higginbotham Agreement.

In the event that the change in control bonus, described as item (6) in the paragraph above, becomes payable, Mr. Higginbotham must elect prior to the applicable change of control whether to receive such change in control bonus or to exercise the Options. In the event that Mr. Higginbotham elects to receive such change in control bonus, the amount payable to Mr. Higginbotham shall be reduced by the amount of any proceeds received by Mr. Higginbotham in connection with the sale of stock acquired pursuant to the exercise of the Options prior to the change in control. If Mr. Higginbotham elects to receive the change in control bonus, any remaining Options as of such date shall be forfeited, effective immediately.

The Higginbotham Release Agreement also contains a mutual release of claims and Mr. Higginbotham's agreement to comply with the confidentiality, non-competition and non-solicitation covenants contained in the Higginbotham Agreement, as well as the covenants in his Confidentiality Agreement with the Company, dated July 11, 2008.

Mr. Gaffney's Letter Agreement. As discussed earlier, Mr. Gaffney entered into the Gaffney Letter Agreement effective September 14, 2009. Pursuant to the Gaffney Side Letter, if the Company terminated Mr. Gaffney's employment without cause (as defined in the Gaffney Letter Agreement) at the end of the 2009 fiscal year, the Company would continue to pay Mr. Gaffney for a one-year period his annual base salary of $240,000. If, however, during that one-year period, Mr. Gaffney received any compensation from a third-party employer, the Company's payments owed to Mr. Gaffney would be reduced by the amount of compensation he received from such third-party employer during that one-year period.

Mr. Schuetzle. As noted above, Mr. Schuetzle resigned as an employee of the Company, effective March 20, 2009. Under the Schuetzle Release Agreement, the Company agreed to pay severance consisting of: (1) the amount of $9,500; (2) continued payment of his base salary ($270,000) through and including March 20, 2010; (3) a pro-rated annual bonus for the 2009 fiscal year based on Mr. Schuetzle's employment through March 20, 2009 (unless the Company reasonably determines that Mr. Schuetzle did not substantially meet, to the extent obtainable, his bonus-related goals as of the resignation date) ($0); and (4) payment of any COBRA premiums due for Mr. Schuetzle and his covered dependents under the Company's group health insurance programs to the extent coverage is elected though March 20, 2010 (or, if earlier, until COBRA coverage ends) ($16,225). The Schuetzle Release Agreement also contains a mutual release of claims and Mr. Schuetzle's agreement to comply with the confidentiality, non-competition and non-solicitation covenants contained in the Schuetzle Agreement, as well as the covenants in his Confidentiality Agreement with the Company, dated January 4, 2007.

Non-Employee Director Fiscal Year 2009 Compensation

Our non-employee directors receive a combination of equity and cash compensation for service on our Board of Directors. Mr. Casner, our Chief Executive Officer, was not compensated as a director once he commenced employment with the Company. The director compensation he earned for the part of fiscal year 2009 prior to him becoming an employee is reflected in the "All Other Compensation" column of the Summary Compensation Table contained in this proxy statement. Mr. Baldwin was an employee of the Company for a portion of fiscal year 2009. He was not compensated as a director during this period. The compensation he earned as an employee during fiscal year 2009 is reflected in the "All Other Compensation" column in the Non-Employee Director Compensation table, below.

During fiscal year 2009, the annual retainer for non-employee directors, other than the Chairman, was $36,000. Additionally, the chairperson of the Compensation Committee and Audit Committee each is entitled to receive $6,000 per year for his services. Each member of the Audit Committee (including the chairperson) is eligible to receive an additional $6,000 per year for his services on the Audit Committee. Starting in the fourth quarter of fiscal year 2009, the chairperson of the Strategic Growth Committee is entitled to receive $5,000 per year for his services (which resulted in only one quarterly payment during fiscal year 2009). For fiscal year 2009, the chairperson of the Special Litigation Committee was paid $5,000. For fiscal year 2009, our Chairman, Dr. Albertine, received a $48,000 annual cash retainer and $12,000 per committee on which he served, up to a maximum of $24,000 for committee service. All Board of Directors and committee retainer fee amounts are paid in equal quarterly installments, other than the Special Litigation Committee fee, that was a one-time, lump sum payment.

In addition to regular fees, the Company also pays or reimburses directors for travel, lodging and related expenses incurred in connection with attending Board of Directors, committee and stockholder meetings and other Company business-related events.

In fiscal year 2009, options to purchase Common Stock under our 2008 Stock Incentive Plan were awarded to non-employee directors. The number of options and the per-share exercise price are shown in the table below.

Director Grants of Plan-Based Awards in Fiscal Year 2009

Name	Grant Date (1)	Initial Option Grant: Number of Securities Underlying Options (#)	Annual Option Grant: Number of Securities Underlying Options (#)	Exercise Price ($/Sh) (2)	Fair Value at Grant ($) (3)
John M. Albertine, *Chairman*	5/8/2009	—	25,000	8.32	103,125
James B. Armor, Jr.	5/8/2009	—	15,000	8.32	61,875
Bruce L. Lev (4)	5/8/2009	15,000	—	8.32	61,875
William F. Leimkuhler	5/8/2009	—	20,000	8.32	82,500
R. Doss McComas	5/8/2009	—	15,000	8.32	61,875
Alan W. Baldwin (5)	—	—	—	—	—

(1) One-third of the annual and initial grant options vest on each of the first three anniversaries of the grant date. All annual grant options expire on the tenth anniversary of the grant date. In the event of a change in control (as defined in the award agreements) all unvested options immediately vest.

(2) The exercise price is equal to the closing price of the Company's Common Stock as quoted on NASDAQ on the grant date.

(3) The amounts reported in this column represent the full grant date fair value of the awards calculated in accordance with financial accounting standards, using the Black-Scholes option-pricing model. For

additional information about the assumptions used in these calculations, see Note 12 to the audited consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended September 25, 2009.

(4) Mr. Lev was appointed as a director effective May 8, 2009.

(5) Due to Mr. Baldwin's transition from employee to non-employee director during the year, he did not receive any option grants during fiscal year 2009. After the end of the fiscal year, on September 30, 2009, Mr. Baldwin received a stock option grant for 15,000 shares of the Company's Common Stock.

The following table sets forth the total cash and equity compensation paid to our non-employee directors for their service on the Board of Directors and committees of the Board of Directors during fiscal year 2009.

Non-Employee Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1) (2)	All Other Compensation ($)	Total ($)
John M. Albertine, *Chairman*	72,000	88,932	—	160,932
James B. Armor, Jr.	41,000	74,657	—	115,657
Bruce L. Lev (3)	12,236	8,594	—	20,829
William F. Leimkuhler	48,000	86,067	—	134,067
R. Doss McComas	49,250	83,203	—	132,453
Alan W. Baldwin	9,000	363,760	254,109(4)	626,869

(1) The amounts set forth in this column represent the value of stock options recognized for financial statement reporting purposes for fiscal year 2009 disregarding estimates of forfeitures related to service-based vesting conditions. The compensation expense reflected is for grants made in fiscal year 2009 and grants made in prior years that continued to be expensed in fiscal year 2009. For additional information about the assumptions used in these calculations, see Note 12 to the audited consolidated financial statements of the Company included in its Annual Report on Form 10-K for the fiscal year ended September 25, 2009. The amounts in this column differ from amounts shown in the prior table entitled "Director Grants of Plan-Based Awards in Fiscal Year 2009," because that table includes the full fair value as of the grant date of options granted during fiscal year 2009 as calculated per financial accounting standards.

(2) At September 25, 2009, our non-employee directors had the following outstanding stock option awards, some of which were not fully vested: John M. Albertine, 75,000 options; James B. Armor, Jr., 55,000 options; Bruce L. Lev, 15,000 options; William F. Leimkuhler, 100,000 options; R. Doss McComas, 105,000 options; Alan W. Baldwin, 120,000 options. These outstanding option awards have been adjusted to account for our two-for-one stock split, which was effective August 25, 2008.

(3) Mr. Lev was appointed as a director effective May 8, 2009.

(4) For Mr. Baldwin the amount shown represents Mr. Baldwin's compensation as an employee (and director) of the Company prior to becoming a non-employee director of the Company. Such compensation consisted of $245,838 of base salary and $8,270 in 401(k) matching contributions.

OTHER MATTERS

Policy on Transactions and Arrangements with Related Persons

The Company has adopted a written policy for approval of transactions and arrangements between the Company and the Company's current and recent former directors, director nominees, current and recent former executive officers, greater than five percent stockholders and their immediate family members where the amount involved exceeds $100,000 (each, a "Related Person").

The policy provides that the Audit Committee reviews certain transactions subject to the policy and determines whether or not to approve or ratify those transactions. In doing so, the Audit Committee takes into account, among other things, whether the transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third party under similar circumstances and the materiality of the Related Person's interest in the transaction.

The Audit Committee has considered and adopted standing pre-approvals under the policy for certain limited transactions with Related Persons that meet specific criteria. Information on transactions subject to pre-approval is provided to the appropriate committee at its next regularly scheduled meeting. Pre-approved transactions are limited to:

- employment by the Company of an executive officer of the Company if (a) the related compensation is required to be reported in the Company's proxy statement under the SEC's compensation disclosure requirements or (b) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the Company's proxy statement under the SEC's compensation disclosure requirements if the executive officer was a "named executive officer," and the Compensation Committee approved (or recommended that the Board approve) such compensation;
- compensation paid to a director if the compensation is required to be reported in the Company's proxy statement under the SEC's compensation disclosure requirements;
- certain transactions with other companies, charitable organizations, foundations or universities at which the Related Person's only relationship is as an employee (other than an executive officer), director and/or, in the case of a company, beneficial owner of less than 10% of an equity interest in the company, if the aggregate amount involved does not exceed the greater of $200,000 or 5% of that company or charitable organization's total annual revenues;
- certain transactions where the Related Person's interest arises solely from the ownership of the Company's Common Stock and holders of the Company's Common Stock received the same benefit on a pro rata basis;
- transactions involving a Related Person where the rates or charges involved are determined by competitive bids; and
- transactions with a Related Person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Stockholder Proposals and Director Nominations at Annual Meetings

The Bylaws provide that, to be properly brought before an annual meeting, business must be (1) specified in the notice of the annual meeting (or any supplement thereto) given by the Company pursuant to the Bylaws, (2) brought before the annual meeting by or under the direction of the Board of Directors (or the Chairman of the Board, the Chief Executive Officer or the President), or (3) properly brought before the annual meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before the annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Company. The Bylaws provide that nominations of persons for election to the Board of Directors of the Company may be made at the annual meeting, by or under the direction of the Board of Directors, or by any nominating committee or person appointed by the Board of Directors, or by any stockholder of the Company entitled to vote for the election of directors at the annual meeting who complies with the notice procedures set forth below. Such nominations, other than those made by or under the direction of the Board of Directors or by any nominating committee or person appointed by the Board of Directors, can only be made pursuant to timely notice in writing to the Secretary of the Company.

In each case, to be timely, such stockholder's notice must be delivered to or mailed to and received by the Secretary of the Company at the principal executive offices of the Company, not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of the annual meeting. If, during the prior year the Company did not hold an annual meeting, or if the date of the annual meeting has changed more than 30 days from the first anniversary of the prior year's annual meeting (other than as a result of adjournment), then, to be timely, such stockholder's notice must be delivered to or mailed and received by the Secretary of the Company at the principal executive offices of the Company not earlier than the close of business on the 120th day prior to the date of the annual meeting and not later than the close of business on the later of the 90th day prior to the date of the annual meeting or the 10th day following the day on which public announcement (as described in the Bylaws) of the date of the annual meeting is first made. Accordingly, if our 2011 annual meeting is held on the same date as this year's Annual Meeting, notice of a nomination or proposal for our 2011 annual meeting must be delivered to us no later than November 19, 2010 and no earlier than October 20, 2010.

Such stockholder's notice shall set forth: (i) as to each person whom the stockholder proposes to nominate for election as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of the Company's Common Stock that are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations under the Exchange Act; (ii) as to each matter the stockholder proposes to bring before the annual meeting, (a) a brief description of the business desired to be brought before the annual meeting, (b) the reasons for conducting such business at the annual meeting, and (c) any material interest of the stockholder in such business; and (iii) as to the stockholder giving the notice, (a) the name and address of the stockholder, and (b) the class and number of shares of the Company's Common Stock that are beneficially owned by the stockholder. The Company may require any proposed nominee or stockholder to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company or the eligibility of the stockholder to bring business before the annual meeting.

If a stockholder intends to present a stockholder proposal at the 2011 annual meeting in a manner other than by the inclusion of the proposal in the Company's proxy statement and proxy relating to that meeting, unless the stockholder has timely notified the Company of such intention pursuant to the notice requirements set forth above, the proxies named by the Company may exercise their discretionary voting authority on the matter in accordance with their best judgment.

Stockholder Proposals for Inclusion in 2011 Proxy Materials

Pursuant to applicable rules under the Exchange Act, some stockholder proposals may be eligible for inclusion in the Company's 2011 proxy statement and proxy card. Any such stockholder proposals must be received by the Secretary of the Company no later than the close of business on September 13, 2010. Any such stockholder proposals should be addressed to R. Miller Adams, Corporate Secretary, and delivered to the Company's principal executive offices.

Householding

The broker, bank or other nominee for any stockholder who is a beneficial owner, but not the record holder, of the Company's shares may deliver only one copy of the Company's proxy statement and annual report to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, may obtain one, without charge, by addressing a request to R. Miller Adams, Corporate Secretary, Integral Systems, Inc., 6721 Columbia Gateway Drive, Columbia, Maryland 21046 or by calling 443-539-5008. You may also obtain a copy of the proxy statement and annual report from the Company's website (*http://isys.client.shareholder.com/financials.cfm*). Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

Availability of Annual Report on Form 10-K

The Company's Annual Report to stockholders on Form 10-K for the fiscal year ended September 25, 2009 is included with these proxy solicitation materials. **A copy of the Company's Annual Report, including the financial statements and the financial statement schedules included therein, is also available without charge by visiting the Company's website (*http://isys.client.shareholder.com/financials.cfm*) or upon written request to the Company at 6721 Columbia Gateway Drive, Columbia, Maryland 21046, Attn.: R. Miller Adams, Corporate Secretary.**

BY ORDER OF THE BOARD OF DIRECTORS



R. Miller Adams
General Counsel, Executive Vice President for
Corporate Affairs and Corporate Secretary

January 11, 2010
Columbia, Maryland

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 25, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-18603

INTEGRAL SYSTEMS, INC.

(Exact Name of Registrant as specified in its charter)

MARYLAND	**52-1267968**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

6721 COLUMBIA GATEWAY DRIVE, COLUMBIA, MD 21046

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code:
(443) 539-5008

Securities registered pursuant to Section 12(b) of the Securities Exchange Act:
Common Stock, $.01 par value

Securities registered pursuant to Section 12(g) of the Securities Exchange Act:
None

Indicate by a check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price on March 27, 2009, the last business day of the registrant's most recently completed second fiscal quarter, as reported on the NASDAQ National Market System, was approximately $145.3 million. Shares of common stock held by each officer and director have been excluded from this computation in that such persons may be deemed to be affiliates. This amount is provided only for purposes of this report on Form 10-K and does not represent an admission by the registrant or any such person as to the status of such person.

As of December 2, 2009, the registrant had issued and outstanding 17,363,537 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2010 Annual Meeting of Stockholders to be filed within 120 days after the registrant's fiscal year ended September 25, 2009, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Forward-Looking Statements

Certain of the statements contained in the Business section and in other parts of this Annual Report on Form10-K, including "Item 1A. Risk Factors," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations", including those under the headings "Fiscal Year 2010 Outlook" and "Liquidity and Capital Resources", are forward looking. In addition, from time to time, Integral Systems, Inc., a Maryland corporation (the "Company", "we", "us", "our"), may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "may", "will", "believe", "expect", "anticipate", "estimate", "continue", or other similar words, including but not limited to statements as to the intent, belief, or current expectations of the Company and its directors, officers, and management with respect to our future operations, performance, positions or statements which contain other forward-looking information. These forward-looking statements are predictions. The future results indicated, whether expressed or implied, may not be achieved. Our actual results may differ significantly from the results discussed in the forward-looking statements. While we believe that these statements are and will be accurate, a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our statements. Our business is dependent upon general economic conditions and upon various conditions specific to us and to our industry and future trends cannot be predicted with certainty. Particular risks and uncertainties that may affect our business, other than those described elsewhere herein, include the risk factors described in "Item 1A. Risk Factors." When considering the forward-looking statements in this Form 10-K, you should keep in mind the risk factors and other cautionary statements set forth herein.

These forward-looking statements are based upon a variety of assumptions relating to our business, which may not be realized. Because of the number and range of the assumptions underlying our forward-looking statements, many of which are subject to significant uncertainties and contingencies beyond our reasonable control, some of the assumptions inevitably will not materialize and unanticipated events and circumstances may occur subsequent to the date of this document. These forward-looking statements are based on current information and expectations, and we assume no obligation to update. Therefore, our actual experience and the results achieved during the period covered by any particular forward-looking statement should not be regarded as a representation by us or any other person that these estimates will be realized, and actual results may vary materially. Some or all of these expectations may not be realized and any of the forward-looking statements contained herein may not prove to be accurate.

Factors, risks and uncertainties that could cause our actual results to vary materially from recent results or from anticipated future results are described below. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

- Our contracts and subcontracts are typically subject to termination without cause.
- Our contracts and subcontracts that are funded by the U.S. government are subject to U.S. government regulations and audits, which include the acceptance of our reimbursable rates relating to fringe benefits, overhead, and selling, general and administrative expenses.
- Performance of some of our U.S. government contracts may require certain security clearances and some of our contracts are subject to security classification restrictions, which we may not be able to obtain.
- Our contracts and subcontracts that are funded by the U.S. government are subject to a competitive bidding process that may affect our ability to win contract awards or renewals in the future.
- A significant portion of our revenue is derived from contracts or subcontracts funded by the U.S. government and is subject to the budget and funding process of the U.S. government.

- We are experiencing delays in the timeframes in which funding increases on our existing contracts and subcontracts with the U.S. government are approved, and in which new contracts with the U.S. government are awarded.
- We enter into fixed-price contracts that could subject us to losses in the event that we have cost overruns.
- Financial difficulties experienced by our commercial customers may adversely affect our ability to collect payments on our commercial contracts.
- Our commercial contracts are subject to competition, strict performance obligations and other contractual requirements.
- Intense competition in the satellite ground system industry could affect our future financial performance.
- The federal government may continue to reduce aerospace and defense spending which could adversely affect our business.
- We are subject to risks associated with our strategy of acquiring other companies.
- We may be exposed to product liability or related claims with respect to our products.
- Our products may become obsolete due to rapid technological change in the satellite industry.
- Our international business exposes us to risks relating to increased regulation and political or economic instability in foreign markets.
- Our business is dependent on the availability of certain components and raw materials that we buy from suppliers.
- We depend upon attracting and retaining a highly skilled professional staff and the service of our key personnel.
- We depend upon our intellectual property rights and risk having our rights infringed.
- The estimated backlog under our contracts is not necessarily indicative of revenues that will actually be realized under those contracts.
- Government audits of our contracts could result in a material charge to our earnings and have a negative effect on our cash position following an audit adjustment, and therefore the market price of our common stock may be volatile.
- Our quarterly operating results may vary significantly from quarter to quarter.
- We have substantial investments in recorded goodwill as a result of prior acquisitions, and changes in future business conditions could cause these investments to become impaired, requiring substantial write-downs that would reduce our operating income.
- The disruption, expense and potential liability associated with existing and future litigation against us could have a material adverse effect on our business, results of operations, financial condition and cash flows.
- The global financial economy may impact our business and financial condition in ways that we currently cannot predict.

PART I

ITEM 1. BUSINESS

Company Overview

Integral Systems, Inc., a Maryland corporation, provides complex solutions for satellite command and control, integration and test, data processing, signals analysis, interference detection and geolocation, and flight simulation. We design, develop, and integrate sophisticated solutions and provide services related to satellite ground systems and other communications and networking equipment. We believe that our integration capability is unique, as we have developed and own many of the key technologies used in our solutions. By controlling these pivotal technologies, we believe that we are able to provide solutions at significantly lower risk, lower cost, and on accelerated delivery schedules as compared to our competitors. Since our founding in 1982, we have supported more than 200 different satellite missions for both commercial and government customers who perform communications, science, meteorology, and earth resource applications and our systems are utilized worldwide. Integral Systems' leading edge technologies, algorithms, and integration processes are based on a commercial model that we have used to bring efficiencies into the government market, which is now our largest source of revenue. We believe that our blend of commercial and government customers, mature systems integration methodologies, and mix of software and hardware products positions us for sustained growth.

We are organized and report financially in three operating segments: Government Systems, Commercial Systems and Space Communications Systems. Effective October 1, 2008, we realigned our Space Communications Systems segment to include the operations of our SAT subsidiary. The signal monitoring products sold by SAT are better aligned with the product offerings of the Space Communications Systems segment than in the Commercial Systems segment, where SAT was previously included. Results from the SAT subsidiary for the fiscal year ended September 30, 2008 have been reclassified to conform to the presentation of the twelve months ended September 25, 2009. The reclassification does not modify the previously reported consolidated revenue, net income or earnings per share for the fiscal year ended September 30, 2008. We evaluate the performance of our three operating segments based on operating income.

Government Systems—this segment provides ground systems products and services to the U.S. government. It is currently our largest segment in terms of revenue and consists of our core command and control business, interference detection and geolocation systems, and related services for government applications. Its primary customer is the U.S. Air Force.

Commercial Systems—this segment provides ground systems products and services to commercial enterprises and international governments and organizations. It consists of our core command and control business for commercial applications and three of our wholly owned subsidiaries as follows:

- Newpoint Technologies offers an integrated suite of monitor and control and network management products to manage communications infrastructure—including satellite, terrestrial, internet, and broadcast customers.
- Integral Systems Europe S.A.S. serves as the focal point for our ground systems business in Europe, the Middle East, and Africa for command and control, signal monitoring, interference detection and geolocation, and network management using the Integral Systems family of products.
- Integral Systems Europe Limited provides antenna systems and network integration capabilities to address telemetry, tracking, and control and earth systems integration for antenna and network systems and broadcast antenna and network systems in the global markets.

Space Communications Systems—this segment includes our wholly-owned subsidiaries RT Logic, Lumistar, and SAT Corporation.

- RT Logic designs and builds satellite communications equipment and systems, principally for military applications. This equipment is used in satellite tracking stations, control centers, spacecraft factories, and range operations.

- Lumistar provides box-level and board-level telemetry products.
- SAT Corporation offers a range of software products and turnkey systems for monitoring and detecting interference on satellite signals and terrestrial communications.

On February 20, 2009, we acquired the intellectual property and other net assets of the satID product line from U.K.-based QinetiQ Limited. Satellite operators around the world use satID to geolocate the source of satellite interference, jamming, and unauthorized use to ensure quality of satellite service. The satID product is integrated with Integral Systems' Telemetrix®, Compass®, and Monics® products to provide a fully integrated capability to detect, characterize, and geolocate the source of satellite uplink communication signals with applications in commercial, military, government, and intelligence markets. The satID product is fully integrated into the Space Communication Systems segment.

Our structure allows us to address a wide variety of customer needs from complete turn-key installations to targeted technology insertions into existing systems. This provides us with the ability to capture margins at each point in the value chain—from products to solutions to systems—driving a consolidated margin that we believe is higher than traditional system integrators. Please see "Item 8. Financial Statements and Supplementary Data" for additional information on our business segments.

During the first quarter of fiscal year 2010, we realigned all three of our segments to capture our Newpoint subsidiary in the Space Communications Systems segment, which has been renamed the Product Group segment. The Commercial Systems segment has been renamed the Civil and Commercial segment and now includes the operation that performs work with U.S. government civilian agencies. This operation was previously included in the Government Systems segment. The Government Systems segment has been renamed the Military and Intelligence segment.

Industry Background

Our revenues are derived primarily from customers in the aerospace and defense industry, particularly the Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") market, and to a lesser extent, customers in other industries such as telecommunications and media. The aerospace and defense community is comprised of major government operations (including defense, civil, and homeland security) and large-scale commercial operators including satellite operators, communications companies, and other media companies. The C4ISR market primarily services the Department of Defense ("DoD"), the intelligence community, and other governmental agencies by providing complex, networked, mission-critical systems enabling command and control of data collection, analysis and dissemination from multiple sources as well as managing key tactical communications and decision support systems. While overall defense spending is expected to grow at a slower rate than in previous administrations, we believe that the C4ISR market, and our role within it will continue to see funding priority resulting in stable or moderate growth in the marketplace. We believe that these programs, integrating advanced electronics and software to enhance the capabilities of current systems and provide the integration of multiple sensor and battle management platforms will continue to be required as the U.S. defense budget continues to respond to the current and future security environment.

The space-related market continues to grow. According to The Space Report 2009: The Authoritative Guide to Global Space Activity, published by the Space Foundation, estimated global space-related revenue from government and private sources exceeded $257 billion in 2008, reflecting approximately a 2% growth over 2007. We provide products, systems, and services to address the infrastructure needs of this market, primarily for ground stations and terrestrial equipment. The estimated global ground station and equipment revenue market exceeded $74 billion in 2008 according to that report. Our commercially available products are at the core of all of the systems that we provide to this market. Our software and hardware products have led the way in driving down the acquisition and support costs for the systems that we deliver. We believe that we are well positioned to expand our product and service offerings into other areas of the satellite ground systems infrastructure.

Our Solutions

Our satellite ground systems products, systems, and services include low-cost, efficient, flexible satellite operations systems, signal monitoring systems, network management systems, and radio frequency ("RF") to Ethernet signal processing equipment and systems. The principal characteristics of our approach are as follows:

Product Based Approach. We have developed and maintain a comprehensive suite of commercially available products to address the satellite ground systems infrastructure market. We sell those products to systems integrators and end users. These products also provide the core around which we build all of our systems. As necessary, we further enhance or tailor our core products to provide additional capability to meet our customers' unique requirements. Our hardware products are almost all software defined, field programmable gate array ("FPGA") based products that can be customized through FPGA firmware development (firmware is a combination of software and hardware combined in a hardware product). Our software products have an Application Programming Interface ("API") that allows mission-unique features to be added to the system to satisfy any remaining requirements for the delivered system. We believe that this approach allows an initial capability to be implemented rapidly, reducing risk and cost for our customers, and allowing system requirements to be fulfilled with minimum custom software development. We also offer our customers software support on our software products.

Comprehensive Satellite Operations Ground Systems. Our products range from RF converters to the software that drives the satellite operator's consoles. We believe that our range of products enables us to provide the complete ground system solution for satellite operations. Our products include products for real-time satellite control and monitoring, off-line data trending, orbit analysis, database configuration, and satellite communications. Our real-time products perform daily and routine satellite operations, including commanding, telemetry processing, and fault detection and correction. Our off-line data trending products support sustaining engineering functions, including trending and statistical analysis of data archived by the real-time system. Our orbit analysis products perform orbit determination and prediction functions to monitor and control the position of a satellite in space. Our database products define the telemetry and command characteristics and the desired orbital elements and tolerances for each satellite, which drives the real-time telemetry and commanding software. Our satellite communications products perform the complete RF to data bits signal processing for commanding, telemetry processing, and ranging operations.

Software Defined Signal Processing Systems. Our signal processing systems provide a wide range of processing functions for satellite, flight-test and launch range customers by utilizing FPGA based algorithms. These include modulation/demodulation, mission telemetry processing, commanding, ranging, signal monitoring and channel simulation. Similarly our network-based solutions provide signals over IP ("SIGoIP"), multiplexing, switching and remote site interoperability. Algorithms used for data processing include decoding, synchronization, formatting, digital/analog recording and playback, and cryptographic device interoperability. We believe that our ability to tailor these software defined products allows for rapid, low risk/cost delivery to customers. We also believe that the modular nature of these products enables our ability to provide a complete solution for a new ground station or a targeted upgrade of existing infrastructure. Further, we believe that our customers benefit from low life-cycle cost as fielded algorithms are easily modified to meet future mission changes.

Network Management Systems. We offer complete solutions for managing and controlling ground station and hybrid network equipment. Our hardware element managers interface directly with ground processing and network equipment to gather status information and provide the channel for controlling the equipment. The element managers are controlled by our network management software which provides graphical representations of the ground and hybrid networks to show the status of equipment and communication links. Our network management systems are used in satellite ground stations, media broadcast stations, telecommunication networks, and oil and gas pipeline monitoring.

Signal Monitoring Systems. We provide satellite and terrestrial communications monitoring systems to detect, characterize, and identify interference and unauthorized users on those links. Our systems are also used by satellite operators worldwide to monitor the quality of the communications links they provide. Signal degradation can cost our customers significant amounts of lost revenue if their communications links do not provide the quality required by their service agreements. Interference is often a cause of signal quality degradation. Our systems operate autonomously to continuously sweep through the communications signal spectrum looking for interferers and unauthorized users on those links. Our systems are used to quickly detect, characterize, and identify the potential source of the interference. We provide a complete networked solution for our customers to allow them to place components of our system at remote unmanned sites to monitor the signals in view of those sites. The data gathered at the remote sites is passed back to a control center where it can be displayed and analyzed by the system and its operators.

Systems Integration and Processes. We have the products and engineering expertise to rapidly deliver a turnkey system or efficiently integrate a ground system solution that meets our customer requirements. Our experience with the complete Integral Systems, Inc suite of products enables us to efficiently assemble ground system solutions. Our knowledge of ground system hardware and software components along with our comprehensive suite of products enables us to tailor, upgrade, or develop capabilities from the nominal ground system out to the complex, unique ground system. As an added benefit of using our products, we are able to sustain product currency to keep pace with technology which ensures that our products are easily integrated, are proven, and are supportable as a system. We have extensive software development expertise, satellite procedure development expertise, RF systems engineering expertise, and testing expertise to support our ability to deliver turnkey systems. We also have proven government programs expertise to include program planning and control, program management expertise, management processes, Earned Value Management System ("EVMS") capability, Capability Maturity Model Integration ("CMMI") Level 3 certification in our Government Systems group, and technical development processes along with secure facilities and cleared employees that enable us to effectively perform programs for the U.S. government.

Our Strategy

We provide satellite command and control systems, signal monitoring systems, and satellite signal processing systems for a wide variety of satellites and range systems. We intend to continue growing and integrating these core lines of business. Simultaneously, we are investing in new business and technology development and looking for potential future acquisitions to add additional growth capacity for government classified programs, and other communications, control, and telemetry programs. Primary elements of our strategy include:

Commercial Product-Based Solutions. Our strategy is to develop, acquire, or partner with other companies to develop commercial products that complement our ground systems solutions. Commercial product-based solutions lower acquisition and sustainment costs for our customers, while reducing the time it takes to deliver a system. Accordingly, we have been able to drive down the price point for command and control systems by a factor of 10 since we entered the market with our commercial solution 15 years ago. We have seen increased acceptance by the U.S. government for our commercial based systems. We anticipate this trend will continue as military, intelligence, and civil budgets become tighter and program offices look for lower cost alternatives.

Development or Acquisition of Additional Products. It is our strategy to continue to develop products that have applications in both the government and commercial markets. We apply significant product development resources to enhance our products as well as develop new products. We continually look to acquire new products in the market as we endeavor to enhance strategically our product offerings in order to enable us to compete for larger programs and provide more complete systems solutions built around our products for our customers.

Technological Leadership. We intend to continue to commit substantial resources to further develop and maintain the next generation of our commercial-off-the-shelf ("COTS") software and programmable hardware products upon which all of our delivered systems are built. In addition, because the satellite infrastructure industry increasingly requires that industry standards be met, we intend to adhere to existing and future industry standards and to participate in the further development of such standards.

Strategic Alliances and Partnerships. In addition to our own development and marketing organization, we have and intend to continue establishing partnerships with industry leading third parties to assist us in successfully integrating software products, implementing our command and control systems, expanding our system solution offerings, and developing new customer relationships.

Integration with Complementary Products. We believe that our ability to offer command and control software products that integrate seamlessly with the majority of satellite units as well as ground system components distinguishes us from our competitors and provides us with a market advantage. We integrate our products with commonly used satellite signal processing hardware which allows us to provide a complete COTS solution. Our strategy to integrate our products with complementary products, including visualization tools, geolocation software, and other support software solutions allows us to maintain a competitive advantage while providing maximum flexibility for our customers.

Sales, Support, Service, and Marketing Organizations. We currently sell and support our software and systems through direct sales to satellite operators and systems integrators in the Americas, Europe, the Middle East, Africa, and Asia. From our headquarters in Columbia, Maryland and each subsidiary location, we perform worldwide marketing, sales and services, including direct marketing efforts with U.S. government organizations to capitalize on the growing acceptance of COTS solutions. Through our wholly-owned subsidiary, ISI Europe, we provide sales, marketing, support, and engineering services to the Europe, the Middle East, and Africa (EMEA) markets.

Professional Services Capabilities. We believe that providing comprehensive services and a high level of customer support is critical to our ability to maintain a leading position in command and control systems and to expand into new markets. We provide professional service offerings in areas such as hardware testing, pre- and post-sale hardware/software support, quality assurance, project installation management, satellite procedure development, mission unique development, and training. ISI is registered to the International Organization for Standardization ("ISO") ISO9001:2008 standard and has been appraised to have achieved CMMI Maturity Level 3. We believe that these achievements in quality management and process improvement help to ensure consistent delivery of high quality products and services. ISO defines a process-based quality management system to ensure that formalized business processes are being applied. CMMI is a trademarked process improvement framework that provides organizations with the essential elements for effective process improvement.

Our Suite of Integral Systems, Inc. Products

Most of our revenue involves a combination of COTS software and hardware products together with custom development services for mission-specific requirements and systems integration as summarized below. We believe that we are well positioned in the industry to offer full-function ground systems, utilizing products from our RT Logic, Newpoint Technologies, SAT Corporation, and Lumistar subsidiaries.

Command and Control Software. **EPOCH Integrated Product Suite ("IPS"),** our COTS software product solution for satellite command and control is designed to operate a variety of satellites with minimum personnel. We believe that EPOCH IPS's success has placed us at the forefront of replacing antiquated satellite control centers with more efficient systems that can operate multiple satellites produced by many manufacturers. EPOCH IPS's open architecture, in combination with a graphical user interface and automated monitoring and control features, allows operators to monitor and control both their satellites and ground systems.

The EPOCH IPS includes the **EPOCH T&C Server** and **EPOCH Client** for satellite control and telemetry monitoring, **OASYS** for satellite orbital analysis, **Archive Manager** for telemetry data archive and trending, and **EPOCH Web Server** to provide access to real-time and historical satellite data via the internet. The **Task Initiator** product provides automation capabilities to automatically execute scheduled or event-initiated tasks. The **EPOCH Triggers** product provides for automated execution of system actions based on preprogrammed conditions.

All of these products combine to provide the complete infrastructure needed to operate a satellite. We have integrated the operation of these products to reduce the system integration time and the software development often needed when combining products from different vendors. This has allowed us to reduce our program development costs and systems delivery schedules for programs recently delivered and for future programs.

Signal Monitoring. Our wholly owned subsidiary SAT Corporation offers a range of software products and turnkey systems for communications signal monitoring, including **MONICS**, a family of scalable products from single site to fully networked multi-site systems for satellite transponder monitoring and interference detection, **SAT-DSA**, a stand alone interference detection and analysis tool for satellite transponder monitoring and **SIGMON**, a turnkey system for monitoring and detecting terrestrial communications, signals, and interference.

Equipment Monitoring and Control. Our wholly owned subsidiary Newpoint Technologies offers an integrated suite of products primarily for commercial users, including communications satellite operators, communications satellite users, and general-purpose telecommunications companies. Newpoint has two flagship products: (1) **COMPASS/TRUENORTH**, which provides distributed monitoring and control of networked communications systems, and (2) **MERCURY**, a rack-mountable appliance that provides monitoring and control of local network nodes and their associated ground equipment.

Telemetry, Command and Military Range Processing. Our wholly-owned subsidiary RT Logic offers a comprehensive set of products for satellite ground systems. The product line offers programmable hardware modules, firmware-based algorithms, and common software architecture. The suite of **TELEMETRIX** products supports telemetry processing, commanding, ranging, and remote site interfaces for a variety of applications, including tracking stations, control centers, spacecraft and payload integration, and launch range operations. The **T500** and **T501** products are used in satellite control centers to process the satellite telemetry and command links. The **T400**, **T70/70**, and **T720HDR** products are used at satellite ground stations to receive/transmit the satellite links. The **T400** product line also supports specialized signal processing and simulation applications.

Geolocation of Satellite Interference. On February 20, 2009, we acquired the intellectual property and other net assets of the satID product line from U.K. based QinetiQ Limited. Satellite operators around the world use our **satID** product to geolocate the source of satellite interference, jamming, and unauthorized use to ensure quality of satellite service. The satID product is being integrated with Integral Systems' Telemetrix®, Compass®, and Monics® products to provide a fully integrated capability to detect, characterize, and geolocate the source of satellite uplink communication signals with applications in commercial, military, government, and intelligence markets.

Our indirect wholly-owned subsidiary Lumistar offers a wide selection of products that process telemetry down-links for the flight test, airborne, and satellite ground station markets. These include board-level and system-level products for frequency conversion, receiving, diversity combination, modulation/demodulation, bit/frame synchronization, simulation, and test transmitters. Lumistar also incorporates extensive third-party software into their products from board-level drivers to system-level control of device parameters allowing for the efficient integration of our products into larger applications.

Development Services and Systems Integration

We provide expert services, primarily engineering, to support mission-specific requirements for both government and commercial customers. Many of our ground systems contracts include a service component. Depending on the application, the services may include development of software applications that compliment or augment our COTS software products, integration of third-party hardware and software, and/or custom software development. We also provide post-delivery warranty and maintenance service for most of our standalone and turnkey systems. We believe that our expertise and experience in satellite systems and operations, computer software and hardware, engineering/mathematical analysis, and end-user applications allow us to provide ground systems that exceed traditional expectations for system performance, cost, and implementation schedule. Our experience combined with our innovative COTS software products and software tools can reduce the risk of delays, cost overruns, and lead time associated with ground systems development.

Our Customers

In general, there are four major applications for satellites: communications; military and intelligence; remote sensing; and scientific research. We have serviced customers in each of these markets. The combination of our proven products and our strength as a systems integrator enables us to serve our customers product needs as well as provide total system solutions.

Commercial Communications Satellites. We provide satellite command and control products and systems for a variety of communications satellites. One of the principal advantages that our EPOCH products offer in the commercial sector is the ability to operate fleets of satellites from multiple vendors. We believe that this capability allows operators to reduce costs by consolidating their control centers and using a single software package to operate their satellite fleet. We also provide payload monitoring systems and software to satellite operators for monitoring quality of service and identification of interfering signals. Our ground equipment monitor and control software is also used by satellite operators to control the ground equipment in the control center and remote equipment sites. We also provide satellite signal processing hardware, primarily for military systems, to process satellite signals to/from command and control systems.

Our products are currently used to operate communications satellites from most of the major satellite manufacturers, including The Boeing Company, Lockheed Martin Corporation, Space Systems/Loral, Orbital Sciences Corporation, EADS Astrium, Thales Alenia Space, and Mitsubishi Electric Corporation. Our fixed satellite service provider customers include Intelsat Limited, SES, Echostar Corporation, Telesat Holdings Inc., Measat, Satellite Systems Sdn. Bhd., Asia Satellite Telecommunications Company Limited, Satélites Mexicanos, SingTel/Optus, Worldspace, Inc., Sirius Satellite Radio Inc., Skyperfect JSAT Corporation, Broadcasting Satellite Systems Corporation, and others. All of these operators have purchased our products to operate all or part of their fleets of geosynchronous earth orbit ("GEO") communications satellites.

Military and Intelligence Applications. We are a leading provider of command and control products for U.S. military and intelligence communications satellites and provide ground systems software and equipment for multiple U.S. DoD programs. Our products are used extensively in U.S. Air Force satellite control systems. Our customers include multiple aerospace corporations such as Lockheed Martin Corporation, Boeing Satellite Systems, Honeywell International, Inc., Northrop Grumman, and Raytheon Company. These customers subcontract to us to provide a portion of their solution or they purchase our products and then integrate them into satellite ground systems that they are delivering to the U.S. government.

We also sell and contract directly to the DoD. The U.S. Air Force is our largest single customer, providing 75% of our 2009 consolidated revenues through prime contracts or subcontracts. We are the prime contractor for the U.S. Air Force Space and Missiles System Center ("SMC") Command and Control Systems—Consolidated ("CCS-C") contract. Under this contract we provide the U.S. Air Force with a common core satellite command and control system, operating legacy DSCS and Milstar satellites. We recently delivered Wideband Global SATCOM satellites, along with future Advanced EHF satellites. Additionally, we are the prime contractor for the Rapid Attack Identification, Detection, and Reporting System ("RAIDRS") Block 10 Program counterspace system acquisition for SMC on behalf of Air Force Space Command.

Our products support the processing of telemetry, commanding, and ranging data, performing generation, and reception of the RF links to and from on-orbit satellites. In addition, our products are used to receive telemetry data from the space lift ranges during the launch of military satellites and to test satellites at the place of manufacture. Our products also are used to provide the interference detection and geolocation capabilities delivered under the RAIDRS Block 10 program.

Remote Sensing and Meteorology. We build command and control systems as well as payload and image data processing systems for meteorological satellites. Since our inception, we have provided ground systems for the U.S. National Oceanic and Atmospheric Administration ("NOAA"), including both their Geostationary

Operational Environmental Satellite ("GOES") and Television Infrared Observational Satellite ("TIROS") programs. Our systems support mission operations, instrument data processing, simulation and flight software validation, and constitute the complete command and control system for the U.S. Air Force Defense Meteorological Satellite Program ("DMSP"), whose operations were transitioned to civilian control under NOAA's aegis.

High-performance ground systems are required to support earth resource satellites that provide military and civilian customers with accurate image data. We provide such command and control subsystems to Space Imaging/EOSAT and other operators.

Scientific Research. We support a variety of diverse and complex scientific missions and were selected by The Johns Hopkins University ("JHU") Applied Physics Laboratory ("APL") to support the first National Aeronautics and Space Administration ("NASA") Discovery Mission, the Near Earth Asteroid Rendezvous Program ("NEAR"). NEAR was the first in a series of low-cost, small-planet exploratory missions designed to gather data about asteroids in the solar system. APL chose us to provide our command and control products for the Timed, Contour, Stereo and Messenger, and Horizon science satellites. Our EPOCH IPS products formed the core of the mission's command and control ground systems and also supported the spacecraft integration and test ("I&T").

The National Space Program Office ("NSPO") for the Republic of China selected us to provide a complete multi-mission command and control system for their ROCSAT series of satellites. We also support small satellite missions in the United States such as Orbital Sciences Corporation's SeaStar and Microlab programs.

Strategic Growth Initiatives

Management has developed a strategic growth program keyed both to growing our core satellite ground system command and control and associated RF and digital communications products and to adding new capabilities and applications by acquiring specifically targeted product and development-oriented companies. Our growth program envisions expanding the footprint of the satellite ground station to include such areas as space and ground situational awareness, satellite communications ("SATCOM") systems and networks, communication links, satellite payload control, mission planning, satellite communication networks, and others.

Marketing

We operate in highly competitive markets. As such, our success depends, in part, upon our ability to differentiate Integral Systems' unique value to the customer in marketing our products and services. In support of our strategic growth program, our marketing team works closely with our business development and product development organizations to increase awareness of Integral Systems' brand through a mix of public relations, advertising, trade show participation and conference speaking engagements.

We continue to engage senior management, business area managers, and senior technical staff to develop and execute marketing plans, prepare and present proposals, collect marketing information dealing with current and future programs for existing and potential customers, and develop a network of industry marketing contacts through contract performance, informal briefings, participation in industry organizations and through published literature, industry-client and multi-client studies.

We will continue to seek business we believe to be of long-term benefit based on considerations such as technical sophistication, favorable market positioning, and potential product spin-offs. Our marketing strategy capitalizes on and underscores our product mix, which is highly adaptable to marketplace growth and customer preferences.

Research and Development (R&D)

We believe that investment in R&D is important to our continued success. Part of our strategy is to understand the changing needs of our customers and then to be prepared to meet those needs as they arise through in the development of new programs or new program functions. We conduct R&D efforts to sustain and advance our technology base, to gain a competitive advantage, and to secure new contracts. Our efforts are more oriented to development than to research in a scientific sense, and we seek to leverage commercially available products when possible. Through these investments, we seek to increase revenues during fiscal year 2010 and beyond. Expenditures for R&D totaled approximately $4.6 million, $3.2 million, and $2.5 million for fiscal years 2009, 2008, and 2007, respectively. We anticipate making similar R&D investments at increased levels in the future to create new and improved products in support of our strategic growth initiatives.

U.S. Government Contracts

We provide satellite ground systems and engineering services to the U.S. government and to companies with prime contracts with the U.S. government. Our systems include a broad range of functions necessary for satellite mission support including ground station monitoring and control, satellite telemetry and command processing, mission planning, satellite orbit determination and maneuver planning, data archiving and analysis, and mission data processing and analysis. We provide our government customers complete operational ground systems as well as individual ground system components by utilizing our diverse suite of products.

Our Government Systems customers typically require ongoing development efforts to integrate new satellites, provide technology refresh, and development for new requirements. To address the unique requirements relating to the U.S. government, we seek to provide our customers with all of the necessary services required for mission success including program management, systems engineering and integration, software development, security engineering, and operations and maintenance support. In addition, to meet government program management and security requirements, we offer accredited Earned Value Management System ("EVMS") (a project management reporting system used to measure project progress), CMMI Level 3 management and engineering processes, Defense Security Services accredited facilities, and employees with appropriate security clearances.

Revenues from U.S. government contracts are derived from a combination of contracts with the U.S. government and subcontracts with other companies that have prime contracts with the U.S. government. Our U.S. government customers include the DoD, and civilian and classified government agencies. Specifically, our direct government customers (with respect to which our contracts are directly with the U.S. government) include the U.S. Air Force, NOAA, The Jet Propulsion Laboratory, Sandia National Laboratory, and APL. We also have subcontracts with major aerospace corporations that support the U.S. government, including Lockheed Martin Corporation, Northrop Grumman Corporation, and The Boeing Company.

For fiscal years 2009, 2008, and 2007, approximately 79%, 82%, and 80%, respectively, of our revenues were derived from prime contracts or subcontracts funded by the U.S. government.

The U.S. Air Force represented 75%, 53%, and 56% of our revenues for fiscal years 2009, 2008, and 2007, respectively, through prime contracts or subcontracts. We expect a significant amount of our revenue for fiscal year 2010 to continue to be derived from Air Force contracts and subcontracts since we have two large Air Force contracts with the SMC that are scheduled to continue earning significant revenue in fiscal year 2010. Under one contract, we are leading a team of subcontractors, on behalf of the Air Force Space Command, in building a system intended for global satellite communications interference detection and geolocation. The system will assist U.S. owned, operated, or used space systems through delivery of a suite of RF interference sensors, geolocation equipment, and centralized control. Under another significant contract, we are leading a team of subcontractors to provide a common core, consolidated command and control system for the military's legacy, new, and future communication satellites, including legacy DSCS and Milstar satellites, new Wideband Global SATCOM satellites, and future Advanced EHF satellites.

U.S. government contracts are awarded in accordance with Federal Acquisition Regulations. These procurements may, but do not necessarily, involve the solicitation of competitive proposals. If competitive proposals are solicited, the U.S. government contracts are awarded through a rigorous source selection process. Upon award of a contract, the U.S. government may or may not negotiate or fully fund the total potential value of the contract and all its options.

Many of the U.S. government programs in which we participate as a contractor or subcontractor extend for several years but are funded only on an annual basis. Accordingly, our contracts and subcontracts are subject to termination, reduction, modification, or additions in the event of changes in the government's requirements or budgets. When we support a contract as a subcontractor, we are subject to the risk that the prime contractor may fail or be unable to perform the prime contract. All of our U.S. government contracts and subcontracts also are subject to termination for "convenience," or without cause. In this situation, we would be reimbursed for allowable costs up to the date of termination and would be paid a proportionate amount of the fees attributable to the work actually performed.

Our Government Systems cost-plus contracts are driven by pricing based on cost incurred to perform services under contracts with the U.S. government. Cost-based pricing is determined under the Federal Acquisition Regulations, which provide guidance on the types of costs that are allowable in establishing prices for goods and services and allowability and allocability of costs to contracts awarded by the U.S. government. We have incurred allocable costs that we believe are allowable and reimbursable under our cost-plus-fee contracts, and are included in our revenue. These costs are subject to audit by the Defense Contract Audit Agency ("DCAA"), therefore revenue recognized on our cost-plus contracts is subject to adjustment upon audit by DCAA. We established a revenue reserve of $3.9 million in fiscal year 2009 based on the potential risk of unfavorable audit adjustments. Our Columbia-based government operations have been audited by the DCAA through the fiscal year ended September 30, 2005. Our RT Logic subsidiary has been audited by the DCAA through September 30, 2006. Newpoint, SAT, ISI Europe, and Lumistar are not currently subject to audits by the DCAA. In addition, we are required to self-report to the U.S. government any overpayments on our U.S. government contracts, and inform the appropriate federal agency inspector general whenever we have credible evidence of a violation of certain federal criminal laws or the civil False Claims Act in connection with our government contracts and subcontracts.

Non-U.S. Government Contracts

We have contracts with commercial and international organizations. For fiscal years 2009, 2008, and 2007 approximately 21%, 18%, and 20%, respectively, of our revenues were derived from non-U.S. government contracts. These contracts are typically with commercial satellite operators, satellite manufacturers, aerospace systems integrators, telecommunications companies, and foreign governments. For these fiscal years, there was no single commercial customer that accounted for more than 10% of our revenue. As of September 25, 2009, 2% of our total long-lived assets were located in foreign countries. We did not have any long-lived assets located in foreign countries as of September 30, 2008 and 2007.

Some of our commercial contracts are with international organizations. For fiscal years 2009, 2008, and 2007 approximately 12%, 7%, and 10%, respectively, of our revenue was derived from international organizations. Various agencies and departments of the U.S. government regulate our ability to pursue business opportunities outside the United States. Exports of space-related products, services, and technical information require licenses granted by the U.S. government. We do not currently have blanket authorization for the export of our products, services, or technical information requiring such licenses, and may not be able to obtain the necessary licenses or approvals on a per transaction basis. We currently have some contracts that are subject to currency fluctuations in foreign markets. The value of these contracts is not material and therefore no currency fluctuation mitigation contracts are presently in place. We may use foreign currency exchange contracts to mitigate currency fluctuation in the future if the volume of this type of business increases.

Most of our commercial contracts are awarded competitively and are performed on a fixed-price basis. Typically, these contracts are for our products or turnkey systems that are delivered by us in time frames ranging from a few weeks to eighteen months. Payment is most often based on delivery milestones established in the contract. These contracts may include a warranty period that lasts one to two years. We offer our software support subscription on a fixed-price basis and customized support for the system on a fixed-price or time and material basis. Contracts may require us to post a performance bond, establish an irrevocable letter of credit, or agree to pay liquidated damages in the event of late delivery.

Competition

We routinely experience significant competition. Several large and small aerospace/defense contractors have developed satellite control systems either in-house as primary contractors or through subcontractors. As a result, some of our competitors are also current or potential customers. Our primary competitors include the following:

- Lockheed Martin Corporation
- Northrop Grumman Corporation
- General Dynamics Corporation
- Thales Alenia Space
- EADS Astrium
- Raytheon Company
- GMV Space Systems, Inc.
- Harris Corporation
- L-3 Communications Holdings, Inc.
- Space Systems/Loral
- Orbital Sciences Corporation
- ViaSat, Inc.
- Systems Engineering & Management Company (SEMCO)

Many of our competitors are significantly larger than we are and have greater financial resources than we have. Some of these competitors are divisions or subsidiaries of large, diversified companies that have access to the financial resources of their parent companies. We may not be able to compete effectively with these companies or maintain them as customers while competing with them on other projects. In addition, several smaller companies have specialized capabilities that compete with the capabilities we offer through our products and services. Our products also face competition from certain off-the-shelf products developed by the U.S. government for satellite command and control. We cannot predict how our competitive position may be affected by changing economic or competitive conditions, customer requirements, or technological developments. We principally obtain contracts and subcontracts through competitive procurements offered by the U.S. government or commercial enterprises.

Backlog and Seasonality

Our estimated backlog is as follows (in millions):

	September 25, 2009	September 30, 2008	September 30, 2007
Outstanding Commitments	$ 67.7	$ 78.3	$ 75.5
General Commitments	90.5	143.1	175.0
Total	$158.2	$221.4	$250.5

Outstanding commitments consist of contracts where we have a firm commitment by the customer to provide specific products and/or services, frequently over an extended period of time. A significant portion of our revenue is derived from contracts and subcontracts funded by the U.S. government, which are subject to the budget and funding process of the U.S. government. During fiscal year 2009, the timing of receipt of funding increases on our existing contracts and subcontracts with the U.S. government was delayed in comparison to historical timeframes. Furthermore, the award of new contracts and subcontracts with the U.S. government has not occurred within the timeframes initially anticipated. As a result of these delays, and the substantial completion of work on several existing contracts, our backlog has declined since the end of fiscal year 2008.

We have received several significant contract extensions for the CCS-C and RAIDR's contracts subsequent to September 25, 2009. These awards will be reflected in our backlog in fiscal year 2010.

General commitments consist of contracts that have been awarded to us where our customer has certain contract options that management believes are likely to be exercised in the future. Contract options are our contractual agreement to provide future products or services in the event that the customer exercises those future options. The decrease in general commitments backlog in fiscal year 2009 relates primarily to work progressing on some of our large projects in our Government Systems segment, which have anticipated funding increases in fiscal year 2010 and future fiscal years.

Many of our contracts are multi-year contracts with option years, and portions of these contracts are carried forward from one year to the next as part of our contract backlog. Our total contract backlog represents management's estimate of the aggregate unearned revenues expected to be earned by us over the life of all of our contracts, including option periods. Because many factors affect the scheduling of projects, we cannot predict when revenues will be realized on projects included in our backlog. In addition, although contract backlog represents only business where we have written agreements with our customers, cancellations or scope adjustments may occur.

Accordingly, we believe that backlog is not necessarily indicative of future revenues. Our business is cyclical, but it is not seasonal to any significant extent. Our backlog typically is subject to fluctuations from quarter to quarter as existing contracts are renewed or new contracts are awarded.

Raw Materials

We require the use of various raw materials, including racks, chassis, servers, single-board-computers, printed wiring boards, and cables in our assembly processes. These raw materials are used primarily in our Space Communications Systems segment. We purchase a variety of manufactured component parts from various suppliers. At times, we concentrate orders among a few suppliers in order to strengthen our supplier relationships and receive quantity discounts. Raw materials and component parts are generally available from multiple suppliers at competitive prices.

We have an agreement with a French supplier for certain modem systems that we further customize and deliver to our customers. These agreements are subject to termination by either party at any time. To date, the relationship with the supplier is very good. The agreements provide for the support of delivered product in the event of agreement termination. However, an unanticipated termination of the cooperation agreements could be disruptive to our generation of revenues as we would be unable to bid on additional work that depends on these modems.

Proprietary Rights

We regard our products as proprietary trade secrets and confidential information. We rely on a combination of common law copyright and trade secret laws, third-party nondisclosure agreements, and other industry-standard methods for protecting ownership of our proprietary software, hardware, and systems. Therefore, our software, hardware, or systems are generally not patented. In spite of these precautions, however, an unauthorized third party could obtain and use information that we consider proprietary. On February 20, 2009, we acquired certain technologies in support of our business strategies from QinetiQ Limited. This acquisition included various patents which have been, or are in the process of being, transferred to the Company. We intend to maintain and protect these patents as we deem appropriate. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. During 2008, we reviewed our intellectual property inventory and commenced a process to evaluate potential intellectual property and trademark filings in the future. This review resulted in a decision to maintain our current approach to the protection of proprietary rights. We do not have confidentiality agreements with all of our employees. We believe that we have all necessary rights to market our products, although it is possible that third parties will assert infringement claims in the future.

Employees

As of September 25, 2009, we had approximately 580 full-time employees. Competition for highly skilled employees is intense. We believe that our employees and their knowledge and capabilities are a major asset and we have been successful in attracting and retaining skilled employees in our core business areas. We believe that our overall relations with our employees are good. None of our employees are covered by collective bargaining agreements.

Available Information

Our headquarters is located at 6721 Columbia Gateway Drive, Columbia, Maryland 21046. Our telephone number is (443) 539-5008. Our web site address is www.integ.com.

We make available free of charge on our internet web site our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics and the charters of the Audit Committee, Compensation Committee and Nominating Committee of our Board of Directors are also posted on our website at www.integ.com/CorporateGovernance. Stockholders may also request copies of these documents by writing to our Corporate Secretary at 6721 Columbia Gateway Drive, Columbia, Maryland 21046.

ITEM 1A. RISK FACTORS

In addition to the other information set forth in this Annual Report on Form 10-K, careful consideration of the following factors, which could materially affect our business, financial condition, cash flows, or future results, is recommended. Any one of these factors could cause our actual results to vary materially from recent results or from anticipated future results. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition, and/or operating results.

- **A significant portion of our revenue is derived from contracts or subcontracts funded by the U.S. government.**

  The following table lists the approximate revenues, as a percentage of our total revenues, derived from contracts funded by the U.S. government and by one particular agency of the U.S. government, the Department of the Air Force, for fiscal years 2009, 2008, and 2007.

Time Period	Percentage of revenues derived from contracts and subcontracts funded by the U.S. government	Percentage of revenues derived from contracts and subcontracts funded by the Department of the Air Force
Fiscal year 2009	79%	75%
Fiscal year 2008	82%	53%
Fiscal year 2007	80%	56%

We expect that U.S. government business, primarily derived from Department of the Air Force contracts and subcontracts, is likely to continue to account for a significant portion of our revenues in the future. Our financial performance may be adversely affected by changing U.S. government procurement practices and policies as well as declines in U.S. government civilian and defense agency spending. The factors that could have a material adverse effect on our ability to win new contracts with the U.S. government, or retain existing contracts, include the following:

- budgetary constraints;
- changes in U.S. government funding levels, programs, policies, or requirements;
- technological developments;
- changes in level of U.S. government funds available for services that we provide;
- the adoption of new laws or regulations; and
- global economic conditions.

Some of our U.S. government contracts individually contribute a significant percentage of our revenues. Our two largest contracts with the Department of the Air Force represents approximately 40.6% of our revenues for fiscal year 2009 and a small number of other large U.S. government contracts are likely to continue to account for a significant percentage of our revenues in the future. Termination of any of these contracts or our inability to renew or replace these contracts when they expire for any reason could have a material adverse effect on our business, financial condition, or results of operations.

- **Our contracts and subcontracts that are funded by the U.S. government are subject to termination without cause by the U.S. government.**

All of our contracts and subcontracts that are funded by the U.S. government are subject to termination by the U.S. government for "convenience," which means termination without cause. Should the U.S. government terminate a contract without cause, we would be reimbursed for allowable costs incurred through the date of termination and would be paid a proportionate amount of the stipulated profits or fees attributable to work actually performed. Termination of any of our significant U.S. government contracts could have a material adverse effect on our business, financial condition, or results of operations.

- **Our contracts and subcontracts that are funded by the U.S. government are subject to U.S. government regulations and audits.**

U.S. government contracts require compliance with various contract provisions and procurement regulations. The adoption of new or modified procurement regulations could have a material adverse effect on our business, financial condition, or results of operations or increase the costs of competing for or performing U.S. government contracts. Any violation of these regulations by us could result in the termination of the contracts, imposition of fines, or exclusion from U.S. government contracting and U.S. government-approved subcontracting for some specific time period.

- **Government audits of our contracts, which include the acceptance of our reimbursable rates relating to fringe benefits, overhead, and selling, general and administrative expenses, could result in a material charge to our earnings and have a negative effect on our cash position following an audit adjustment.**

Our Government Systems cost-plus contracts are driven by pricing based on costs incurred to perform services under contracts with the U.S. government. Cost-based pricing is determined under the Federal Acquisition Regulation, which provides guidance on the types of costs that are allowable in establishing prices for goods and services and allowability and allocability of costs to contracts awarded by the U.S. government. We have incurred allocable costs that we believe are allowable and reimbursable under our cost-plus-fee contracts, and are included in our revenue. These costs are subject to audit by the Defense Contract Audit Agency ("DCAA"), therefore revenue recognized on our cost-plus contracts is subject to adjustment upon audit by DCAA. We established a revenue reserve of $3.9 million in fiscal year 2009 based on the potential risk of unfavorable audit adjustments. Our Columbia-based government operations have been audited by the DCAA through the fiscal year ended September 30, 2005. Our RT Logic subsidiary has been audited by the DCAA through September 30, 2006. Unfavorable audit results could result in a material charge to our earnings and have a negative effect on our cash position following an audit adjustment.

- **U.S. government regulations require us to inform the government whenever we have credible evidence of a violation of certain federal criminal laws or a violation of the civil False Claims Act in connection with our government contracts and subcontracts.**

We are required to self-report to the U.S. government any overpayments on our U.S. government contracts, and to inform the appropriate federal agency inspector general whenever we have credible evidence of a violation of certain federal criminal laws or the civil False Claims Act in connection with our U.S. government contracts and subcontracts. Any such disclosures by us could subject us to a formal investigation, fines and civil or criminal prosecution, which could require significant management attention and legal resources and could have a material adverse effect on us. The knowing failure to timely disclose to the U.S. government credible evidence of a violation of certain federal criminal laws or the civil False Claims Act in connection with our U.S. government contracts and subcontracts, or a significant overpayment on one of our contracts, could result in our exclusion from U.S. government contracting and U.S. government-approved subcontracting for some specific period.

- **Performance of some of our U.S. government contracts may require security clearances.**

Certain of our contracts with U.S. government agencies require that some of our employees and procedures meet security clearance requirements. If problems develop meeting security clearance requirements, those problems could materially limit our ability to perform these contracts.

- **Some of our contracts are subject to security classification restrictions.**

We derive some of our revenues and profits from programs that are subject to security classification restrictions (restricted business), which could limit our ability to discuss details about these programs, their risks or any disputes or claims relating to such programs. As a result, investors might have less insight into our restricted business than our other businesses or could experience less ability to evaluate fully the risks, disputes or claims associated with restricted business.

- **The estimated backlog under our U.S. government contracts is not necessarily indicative of revenues that will actually be realized under those contracts.**

Many of our U.S. government contracts are multi-year contracts and contracts with option years, and portions of these contracts are carried forward from one year to the next as part of our contract backlog. Backlog means the total value of all contracts less the revenues earned to date on those contracts. The estimated backlog under a U.S. government contract is not necessarily indicative of revenues that will actually be realized under that contract. Congress normally appropriates funds for a given program on a fiscal year basis, even though actual contract performance may take many years. As a result, contracts ordinarily are only partially funded at the time of award, and additional monies are normally committed to the contract by the contracting agency as Congress makes appropriations in subsequent fiscal years. It is possible that Congress will not appropriate funds or that procuring agencies will not commit funds to our U.S. government contracts for their anticipated terms. In addition, most of our U.S. government contracts have an initial term of one year plus a number of option years. The U.S. government may not extend a particular contract through its option years. Certain of our large contracts provide that we will not receive payment until the services under those contracts are requested and performed. Cancellations or adjustments in the terms of these contracts could occur. In addition, our services under these contracts may not be requested at currently anticipated levels in the future.

- **Our contracts and subcontracts are generally subject to a competitive bidding process that may affect our ability to win contract awards or renewals in the future.**

Our contracts generally are awarded to us through a formal competitive process in which we may have many competitors. Upon expiration, these contracts may be subject, once again, to a competitive renewal process if applicable. We may not be successful in winning contract awards or renewals in the future. Our failure to renew or replace existing contracts when they expire could have a material adverse effect on our business, financial condition, or results of operations.

Our contracts and subcontracts with U.S. government agencies are subject to competition and awarded on the basis of technical merit, personnel qualifications, experience, and price. Our business, financial condition, and results of operations could be materially affected to the extent that U.S. government agencies believe our competitors offer a more attractive combination of the foregoing factors. In addition, new U.S. government contract awards are subject to protest by competitors at the time of award that can result in the re-opening of the competition or evaluation process, the award of the subject contract to a competitor, or the reopening of the sealed bidding process. We consider bid protests to be a customary element in the process of procuring U.S. government contracts.

- **Our contracts and subcontracts that are funded by the U.S. government are subject to the budget and funding process of the U.S. government.**

Many of the U.S. government programs in which we participate as a contractor or subcontractor extend for several years but are funded only on an annual basis. Accordingly, our contracts and subcontracts are subject to termination, reduction, or modification in the event of changes in the U.S. government's requirements funding priorities or budgetary constraints. Budget decisions by the U.S. government may have long-term consequences for our size and structure and that of the defense industry. If one or more of our programs is reduced, extended, or terminated, our business, financial condition, or results of operations could be adversely affected.

U.S. government contracts are conditioned upon the continuing availability of Congressional funding and are typically subject to modification or termination in the event of changes in funding. Congress usually allocates funds on a fiscal year basis even though contract performance may take several years. At the onset of a major program, the contract is usually incrementally funded, and additional funds are normally committed to the contract by the procuring agency as funds are made available by Congress for future fiscal years. Contractors often experience revenue uncertainties during the first quarter of the U.S. government's fiscal year, which begins October 1, until differences between budget requests and appropriations are resolved. To date, Congress has funded all years of the multi-year major program contracts for which we have served as prime contractor or subcontractor, but this may not continue in the future.

- **The current federal administration may continue to reduce aerospace and defense spending, which could adversely affect our business.**

Defense spending has been reduced since the current federal administration took office in January 2009. If defense spending continues to be reduced, our existing contracts or our ability to win additional defense contracts could be affected, which could have a material adverse effect on our business, financial condition, or results of operations.

- **We are experiencing delays in the timeframes in which funding increases on our existing contracts and subcontracts with the U.S. government are approved, and in which new contracts with the U.S. government are awarded. We enter into fixed-price contracts that could subject us to losses in the event that we have cost overruns.**

A significant portion of our revenue is derived from contracts and subcontracts funded by the U.S. government and is subject to the budget and funding process of the U.S. government. During fiscal year 2009, the timing of receipt of funding increases on our existing contracts and subcontracts with the U.S. government was delayed in comparison to historical timeframes. Furthermore, the award of new contracts and subcontracts with the U.S. government has not occurred within the timeframes initially anticipated. As a result of these delays and the substantial completion of work on several existing contracts, our backlog has declined since the end of fiscal year 2008. Delays in the authorization of funding for our existing contracts and subcontracts funded by the U.S. government, and delays in the award of new contracts and subcontracts, could have a material adverse effect on our business, financial condition and results of operations.

- **We enter into fixed-price contracts that could subject us to losses in the event that we have cost overruns.**

A significant portion of our revenues are generated from the sale of services and products to commercial and government customers. Many of our contracts are for a fixed price and can subject us to substantial risks relating to unexpected cost increases and other factors outside of our control. Our revenues on fixed-price contracts are generally recognized on a percentage-of-completion basis and we calculate an estimate of completion to determine revenue for each fixed-price project. As a result, contract price and cost estimates on fixed-price contracts are reviewed periodically as the work progresses, and adjustments are reflected in income in the period when the estimates are revised. We may fail to anticipate technical problems, estimate costs accurately, or control costs during performance on a fixed-price contract. Any of these failures may reduce our profit or cause a loss under our commercial contracts.

- **Financial difficulties experienced by our commercial customers may adversely affect our ability to collect payments on our commercial contracts.**

Many companies are experiencing financial difficulty in the current economic environment. We are experiencing delays in the receipt of payment from some of our contracts. One of our commercial customers recently declared bankruptcy, which caused us to establish a bad debt reserve of $1.1 million and not recognize revenue for work performed during the third quarter of 2009, for this customer. Other customers may experience financial difficulty, which could adversely affect our ability to collect payment on our commercial contracts. Delays in payments can adversely affect our cash flows and our results of operations. In addition, if commercial customers become unable to pay us, non-payments could exceed our allowance for doubtful accounts, which is based on our best estimate of the amount of probable credit losses. If that occurs, our business, financial condition and results of operations could be materially adversely affected.

- **Our commercial contracts are subject to competition, strict performance obligations and other requirements.**

Under the terms of our commercial contracts, we typically must agree to meet strict performance obligations and project milestones, which we may not be able to satisfy. Our failure to meet these performance obligations and milestones permits the other party to terminate the contract and, under certain circumstances, recover liquidated damages or other penalties from us, any of which events could have a material adverse effect on our business, financial condition, or results of operations.

- **Intense competition in the satellite ground systems industry could harm our financial performance.**

The satellite ground system industry is very competitive and marked by continuous technological challenges. Several large aerospace/defense contractors have developed satellite control systems either in-house as primary contractors or through subcontractors. As a result, some of our competitors are also current or potential customers. Many of our competitors are significantly larger than we are and have greater financial resources than we have. Some of these competitors are divisions or subsidiaries of large, diversified companies that have access to the financial resources of their parent companies. We may not be able to compete effectively with these companies or maintain them as customers while competing with them on other contracts. In addition, several smaller companies have specialized capabilities that compete with the capabilities we offer through our products and services. Our products also face competition from certain off-the-shelf products developed by the U.S. government for satellite command and control. We cannot predict how our competitive position may be affected by changing economic or competitive conditions, customer requirements, or technological developments. We principally obtain contracts and subcontracts through competitive procurements offered by the U.S. government or commercial enterprises. We may not be able to compete successfully.

- **We are subject to risks associated with our growth strategy of acquiring other companies.**

We will continue to look for complementary businesses to acquire so that we can strengthen and expand our core business; however, we may not be able to find any attractive candidates or favorable acquisition terms proposed by potential acquisition candidates. We may compete with other companies for these acquisition candidates, which may make an acquisition more expensive for us. Instability in the U.S. securities markets and volatility in our stock price may make acquisitions with our stock more expensive. If we seek to fund acquisitions with borrowed funds, we may not be able to obtain such funds on favorable terms or at all, particularly in light of the current difficulties in the credit markets. If we are unable to identify and acquire suitable candidates, we may not be able to expand beyond the growth that we have experienced in the past several fiscal years. Accordingly, our acquisition strategy may not improve, and could possibly weaken, our overall business, financial condition, and results of operations.

- **We may be exposed to product liability or related claims with respect to our products.**

Our products are mission-critical parts of sophisticated and extremely expensive satellite and range safety systems. Should a satellite mission fail, should the system's service become unavailable due to a failure or malfunction in the ground system, or should a space launch vehicle be destroyed as a result of malfunction, we could be sued for product liability or related claims. Moreover, we have found obtaining insurance to cover product liability claims to be impractical and not cost effective. Any product liability or related claim could therefore have a material adverse effect on our business, financial condition, or results of operations.

- **Our products may become obsolete due to rapid technological change in the satellite industry.**

Any of our products could become obsolete at any time due to rapid technological changes in the satellite industry. In addition, we may not be able to update our products quickly enough to remain competitive. The rapid pace of technological change in our industry exposes us to risk of loss due to the development of superior technologies by our competitors. We are also dependent upon technologies developed by third parties for integrating our ground systems with a variety of satellite systems. To the extent that we cannot obtain necessary technologies from third parties, our business, financial condition, or results of operations could be materially adversely affected. Furthermore, as land-based telecommunications services expand, demand for certain types of satellite-based services, such as the services we provide, may be reduced. New technology used by our competitors could render our satellite-based services less competitive by satisfying consumer demand in alternative ways or through the use of telecommunications standards that are incompatible with our products. In addition, our success depends on our ability to introduce innovative products and services on a cost-effective and timely basis.

- **Our international business exposes us to risks relating to increased regulation and political or economic instability in foreign markets.**

For fiscal year 2009, approximately 12% of our revenue was derived from our international operations. Conducting business in countries outside the United States carries additional managerial, operational, legal, and political risks. These operations are vulnerable to changes in government regulations and telecommunications standards, tariffs or taxes, and other trade barriers. Our agreements relating to foreign operations may be enforceable only in foreign jurisdictions, which could make it difficult for us to enforce our rights.

We currently have several contracts that are subject to currency fluctuations in foreign markets. The value of these contracts is not material. To mitigate currency fluctuation, we may periodically use foreign currency exchange contracts. If we enter into these types of contracts in the future, the limited availability of U.S. currency in certain local markets could prevent a contracting party from making payments to us in U.S. dollars or exchange rate fluctuations could adversely affect our revenues. We may not be able to enter into foreign currency exchange contracts to mitigate currency fluctuation in the future or, even if we do enter into such hedging transactions, they may not protect us from currency fluctuations.

Various agencies and departments of the U.S. government regulate our ability to pursue business opportunities outside the United States. Exports of space-related products, services, and technical information require licenses granted by the U.S. government and are subject to International Traffic in Arms Regulations ("ITAR"). We do not currently have blanket authorization for export of our products and services and may not be able to obtain such authorization in the future. In addition, we may not be able to obtain the necessary licenses or approvals on a per-transaction basis, and our inability to do so, or our failure to comply with the terms of the authorization when granted, could have a material adverse effect on our business, financial condition, or results of operations.

- **Our business is dependent on the availability of certain components and raw materials that we buy from suppliers.**

Through our RT Logic and Lumistar subsidiaries, we have several cooperation agreements with a French supplier for certain modem systems that we further customize and deliver to our customers. These agreements are subject to termination by either party. The agreements provide for the support of delivered product in the event of agreement termination. However, our business could be adversely impacted by factors affecting our supplier (such as the destruction of our suppliers' facilities or their distribution infrastructure, a work stoppage or strike by our suppliers' employees, or the failure of our suppliers to provide materials of the requisite quality), or by increased costs of such raw materials or components if we were unable to pass along such price increases to our customers. Because we maintain a relatively small inventory of raw materials and component parts, our business could be adversely affected if we were unable to obtain these raw materials and components from our suppliers in the quantities we require or on favorable terms, and an unanticipated termination of the cooperation agreements could be disruptive to revenue attainment as we would be unable to bid on additional work that depends on these modems.

- **We depend upon attracting and retaining a highly skilled professional staff.**

Our success will depend in part upon our ability to attract, retain, train, and motivate highly skilled employees, particularly in the area of information technology. We face significant competition for employees with the computer and technology skills required to perform our services and create our products. In addition, we must often comply with provisions in U.S. government contracts that require specified levels of education, work experience, and security clearances for our employees. We may not be successful in attracting a sufficient number of highly skilled and qualified employees in the future. For all of these reasons, the loss of our key technical personnel, or our inability in the future to attract key employees or to relocate them as required by customers, could have a material adverse effect on our business, financial condition, or results of operations.

- **We depend on the services of our key personnel.**

Our success depends to a significant degree on our key management personnel, especially the following (titles as of fiscal year 2009):

- Paul G. Casner, Jr., Chief Executive Officer and President
- Major General (Ret.) H. Marshal Ward, Chief Operating Officer
- William M. Bambarger, Jr., Chief Financial Officer and Treasurer
- R. Miller Adams, General Counsel and Executive Vice President for Corporate Affairs
- Stuart C. Daughtridge, Executive Vice President, Space Communications Systems Group
- James B. Kramer, Senior Vice President, Commercial Systems Group

We have employment agreements with all of these individuals, except for Paul G. Casner, Jr. and James B. Kramer. The loss of any one of these key management personnel could have a material adverse effect on our business, financial condition, or results of operations. We do not maintain key man life insurance policies on any members of management.

- **We depend upon intellectual property rights and risk having our rights infringed.**

Much of our business is derived from work product, software programs, designs, algorithms, methodologies, and other information that we have privately developed. We have historically not sought patent protection for our software, hardware, and systems. Although we seek to protect our intellectual property with a combination of common law and registered trademarks and copyrights, and software license and confidentiality agreements with third parties, these measures may not prevent unauthorized disclosure or use of our technical knowledge, practices, or procedures. There is also no guarantee that others may not independently develop similar knowledge, practices, or procedures. In addition, the laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. Moreover, we do not have confidentiality agreements with all of our employees. Disclosure or loss of control over our privately developed information could have a material adverse effect on our business, financial condition, or results of operations. We may also be subject to litigation to defend against infringement claims. Any litigation with respect to our intellectual property rights would be costly and could divert management's attention, either of which could have a material adverse effect on our business, financial condition, or results of operations. Adverse determinations in litigation involving our intellectual property could:

- result in the loss of our intellectual property rights;
- subject us to significant liabilities;
- require us to seek licenses from third parties; or
- prevent us from selling our services or products.

Any one of the foregoing consequences could have a material adverse effect on our business, financial condition, or results of operations.

Under some U.S. government contracts, we may develop software that in the future we may decide to commercialize. In order to commercialize that software, we might need to invest additional R&D funds to re-market the software as a commercial product. If the product was developed using any government funding, government regulations and contract provisions may prevent us from selling the resulting product to any government agencies. If the primary market for a potential product is government agencies, we may not be able to recover the invested funds through our sales of the product. In addition, the government may acquire certain rights to software programs we develop that are funded under government contracts or subcontracts and may disclose information with respect to those programs or products to third parties, including our competitors.

- **The market price of our common stock may be volatile.**

The market price of securities of technology companies has historically faced significant volatility. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. Many factors that have influenced the trading price of our common stock will vary from period to period, including:

  - actual or anticipated operating results;
  - growth rates;
  - changes in estimates by analysts;
  - market conditions in the industry;
  - changes in our earnings and revenues or quarterly operating results;
  - announcements by competitors;
  - announcements, if any, with respect to our exploration of strategic alternatives;
  - regulatory actions; and
  - general economic conditions.

Adverse developments with respect to any of these events could result in a material adverse effect on the market price of our common stock.

- **Our quarterly operating results may vary significantly from quarter to quarter.**

Our revenues and earnings may fluctuate from quarter to quarter based on factors that include the following:

  - the number, size, and scope of our contracts;
  - equipment purchases and other expenditures required for our business;
  - bid and proposal efforts undertaken;
  - delays;
  - employee productivity;
  - adequacy of provisions for losses;
  - accuracy of estimates of resources required to complete ongoing contracts; and
  - general economic conditions

Demand for our products and services in each of the markets we serve can vary significantly from quarter to quarter due to revisions in customer budgets or schedules and other factors beyond our control. Due to all of the foregoing factors, our results of operations may fall below the expectations of securities analysts and investors in a particular period. In this event, the market price of our common stock would likely be materially adversely affected.

- **We have substantial investments in recorded goodwill as a result of prior acquisitions, and changes in future business conditions could cause these investments to become impaired, requiring substantial write-downs that would reduce our operating income.**

Goodwill accounts for approximately $54.1 million, or 30.3%, of our recorded total assets as of September 25, 2009. We evaluate the recoverability of recorded goodwill amounts annually, or when evidence of potential impairment exists. The annual impairment test involves the application of valuation methods which requires judgment regarding the appropriate inputs and assumptions and results in our best estimate of the fair value of a reporting unit. As with any estimate, inputs and assumptions can be subject to varying degrees of uncertainty. Principally, a decrease in the expected cash flows for a reporting unit or changes in market conditions may indicate potential impairment of recorded goodwill. If our goodwill were to become impaired, this could require substantial write downs and could materially adversely affect our results of operations and financial condition.

- **The disruption, expense, and potential liability associated with existing and future litigation against us could have a material adverse effect on our business, results of operations, financial condition, and cash flows.**

We may be subject to various legal proceedings and threatened legal proceedings from time to time. Any litigation, regardless of its merits, could significantly divert management's attention from our operations and result in substantial legal fees being borne by us. Further, actions that have been or will be brought against us may not be resolved in our favor and, if significant monetary judgments are rendered against us, we may not have the ability to pay such judgments. Such disruptions, legal fees, and any losses resulting from these claims could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

- **The global financial economy may impact our business and financial condition in ways that we currently cannot predict.**

The recent global economic crisis has caused extreme volatility in global financial markets, increased rates of default and bankruptcy, and has impacted consumer spending levels. These macroeconomic developments could adversely affect our business, operating results or financial condition. Current and potential customers, including foreign governments, may delay or decrease spending on our products and services as their businesses and/or budgets are impacted by global economic conditions.

- **We may become subject to liability and incur increased expenditures as a result of our restatement of our financial statements.**

We and certain of our current and former officers are the subject of a purported class action lawsuit filed on December 15, 2008, following our December 11, 2008 announcement that we would be restating our unaudited interim financial statements for the first three quarters of the fiscal year ended September 30, 2008, primarily due to an error in the accounting treatment for certain transactions with respect to the timing of the recognition of revenue between periods due to specific warranty provisions in some of our contracts, accounting for the sale of software licenses and revenue associated with some reimbursable costs on government programs. The restatement of our previously issued interim unaudited financial statements could expose us to government investigation or additional legal action. The defense of the pending class action litigation and any other related actions could cause the diversion of management's attention and resources, and we could be required to pay damages to settle such actions or if any such actions are not resolved in our favor. Even if resolved in our favor, such actions could cause us to incur significant legal and other expenses. Moreover, we may be the subject of negative publicity focusing on the financial statement inaccuracies and resulting restatement and negative reactions from shareholders, creditors, or others with which we do business. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our common stock to decline.

- **Failures in our internal controls and disclosure controls and procedures could lead to material errors in our financial statements and cause us to fail to meet our reporting obligations. If we fail to maintain effective internal control over financial reporting at a reasonable assurance level, we may not be able to accurately report our financial results or prevent fraud, which could have a material adverse effect on our operations, investor confidence in our business and the trading prices of our securities.**

Effective internal controls are necessary for us to provide reliable financial reports. Such controls are designed to provide reasonable, not absolute, assurance that we are providing reliable financial reports. If such controls fail to operate effectively, this may result in material errors in our financial statements. Deficiencies in our system of internal controls over financial reporting may require remediation, which could be costly. Failure to remediate such deficiencies or to implement required new or improved controls could lead to material errors in our financial statements, cause us to fail to meet our reporting obligations, and expose us to government investigation or legal action. Any of these results could cause investors to lose confidence in our reported financial information and could have a negative effect on the trading price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

All Integral Systems operations, including those of our subsidiaries, are currently conducted in leased properties. We believe that we have sufficient insurance coverage to protect our properties and assets.

On June 26, 2009, we sold the land and building located at 12515 Academy Ridge View, Colorado Springs, Colorado to COPT Academy Ridge, LLC ("COPT") for $12.5 million pursuant to a purchase and sale agreement (the "Sale Agreement") by and between our wholly-owned subsidiary, Real Time Logic, Inc. ("RT Logic") and COPT. At the same time, RT Logic entered into a Lease Agreement (the "Lease Agreement") with COPT to lease this building for a 12 year term, with an option to extend this term for an additional five years. The 60,714 square foot building is utilized by RT Logic. The Lease Agreement provides for an initial rent of $16.75 per square foot per annum, with periodic rent escalations. RT Logic's obligations under the Lease Agreement are guaranteed by Integral Systems, Inc.

On June 6, 2008, we entered into a material Lease Agreement (the "Agreement") with Corporate Office Properties Trust ("COPT") in respect of an office building that we currently use for our corporate headquarters. This property is located at 6721 Columbia Gateway Drive in Columbia, Maryland. In the third quarter of fiscal year 2009, we relocated our corporate headquarters from our previous location in Lanham, Maryland. The lease term is for eleven years; the facility is approximately 131,450 square feet and has an initial $28 per square foot annual lease cost, with annual escalations of approximately 2.75% to 3.00%. COPT has provided for $7.4 million in allowances for costs to build out this facility to our specifications and has reimbursed us $1.9 million relating to our existing lease on the Lanham, Maryland facility, which approximates the rent obligation for the Lanham, Maryland facility for approximately twenty two months.

The following table describes the location, square footage and lease expiration of our existing leased facilities:

LOCATION	SIZE (Approximate Square Footage)	EXPIRATION DATE	RELATED OPERATION
Integral Systems, Inc. 6721 Columbia Gateway Drive Columbia, MD 21046	131,500	March 31, 2020	Government Systems, Commercial Systems, and Corporate Support Services
Integral Systems, Inc. 985 Space Center Drive, Suite 350 Colorado Springs, CO 80915	15,491	May 31, 2017	Government Systems
Integral Systems, Inc. 980 Technology Court Colorado Springs, CO 80915	33,190	May 31, 2017	Government Systems
Integral Systems, Europe S.A.S.Buroparc III Voie 2 31675 Labege Cedex Toulouse, France	4,532	November 30, 2013	Commercial Systems
Integral Systems, Inc. 15000 Conference Center Drive Chantilly, VA 20151	7,363	April 30, 2011	Government Systems
Integral Systems, Inc. 400 North Continental Blvd., Suite 320 El Segundo, CA 90245	2,904	September 30, 2011	Government Systems
Newpoint Technologies, Inc. Three Perimeter Rd., Unit #10 Manchester, NH 03103	6,530	September 30, 2011	Commercial Systems
SAT Corporation 321 Soquel Way Sunnyvale, CA 94085	14,896	December 31, 2014	Space Communications Systems
RT Logic, Inc. 12515 Academy Ridge View, Colorado Springs, CO 80921	60,714	June 25, 2021	Space Communications Systems
RT Logic, Inc. 8591 Prairie Trail Drive Englewood, CO 80112	11,750	July 31, 2014	Space Communications Systems
Lumistar, Inc. 5870 El Camino Real Carlsbad, CA 92008	9,979	April 30, 2013	Space Communications Systems
Integral Systems, Inc. 5000 Philadelphia Way Lanham, MD 20706	58,700	October 31, 2015	Vacated
Integral Systems, Inc. 5200 Philadelphia Way Lanham, MD 20706	25,274	October 31, 2015	Government Systems (partially vacated)
TOTAL LEASED SPACE	**377,927**		

ITEM 3. LEGAL PROCEEDINGS

We are subject to various legal proceedings and threatened legal proceedings from time to time. We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, management believes would have a material adverse effect on our business, results of operations, financial condition, or cash flows.

On December 15, 2008, a purported securities class action complaint was filed in Maryland federal court against the Company and certain of its current and former officers following the Company's announcement on December 10, 2008, that it would restate its financial results for the first three quarters of fiscal year 2008. On February 17, 2009, five individual shareholders referring to themselves as the "Ulrich Group" filed an uncontested motion for appointment as lead plaintiffs and for approval of lead counsel. On July 21, 2009, the court dismissed the case for failure to effect service, apparently as a result of the fact that plaintiffs had not filed proofs of service as of that date. On August 3, 2009, plaintiffs filed a motion for relief from judgment requesting that the court vacate the order of dismissal, grant the uncontested motion for appointment of lead plaintiff and lead counsel, and enter a joint stipulation and proposed scheduling order. Defendants consented to the relief requested in the motion, which the court granted on August 24, 2009. Pursuant to the scheduling order, lead plaintiffs filed an amended complaint on September 21, 2009. The amended complaint seeks certification of a class comprised of all persons who purchased the Company's common stock between February 4, 2008 and December 10, 2008, inclusive (the "Class Period"). The amended complaint asserts claims under sections 10(b) and 20(a) of the Securities Exchange Act, based on allegations that certain statements made by the Company during the Class Period were false and/or misleading because those statements failed to disclose that (1) the Company prematurely and improperly recognized several categories of revenue; (2) as a result, the Company misstated its financial results during the Class Period; (3) the Company's financial statements were not prepared in accordance with the Company's publicly-disclosed accounting policies and/or generally accepted accounting principles; (4) the Company lacked adequate internal and financial controls; and (5) as a result, the Company's financial statements were materially false and misleading. The amended complaint also includes a purported insider trading claim against one individual defendant. No specific damage amount is alleged in the amended complaint. On October 26, 2009, the Company filed a motion to dismiss the amended complaint. A hearing on this motion is set for January 19, 2010.

On July 14, 2009, a shareholder derivative lawsuit was filed in the same Maryland federal court against twelve individuals associated with the Company, including all current directors and certain other current and former officers, and against the Company as a nominal defendant. The derivative complaint purported to bring claims on behalf of the Company for breach of fiduciary duty based on the same events at issue in the securities class action described above. The shareholder filing the derivative complaint previously submitted a demand letter to the Company's board of directors (the "Board") on February 23, 2009, asserting essentially the same claims. In response to the demand letter, the Board appointed a Demand Review Committee (the "Committee") on February 26, 2009, comprised of directors James B. Armor and John M. Albertine. The Committee was charged with investigating, analyzing, and evaluating the matters raised in the demand letter and in a second substantively identical letter also received by the Company. With the advice of independent counsel and after extensive investigation, the Committee concluded, prior to the filing of the derivative action, that no basis existed for breach of fiduciary duty claims against any of the named individuals and that pursuit of litigation against those individuals was not in the bests interests of the Company. At a meeting held on July 22, 2009, the Board accepted the Committee's recommendation that the Company accordingly reject the demand and seek dismissal of the derivative complaint. Following this process, the Company provided shareholder's counsel with information concerning the methodology and results of the Committee's investigation. The shareholder subsequently agreed to dismiss the derivative action voluntarily, without any payment or other compensation to either the shareholder or his counsel. On September 14, 2009, the parties jointly filed a motion seeking preliminary court approval to dismiss the action, which the court granted on September 16, 2009. The court's preliminary approval order required a 30–day notice period to allow any Company shareholder an opportunity to object to dismissal of the derivative lawsuit. No shareholder objected to the proposed dismissal. On November 12, 2009, the court entered a final order dismissing the derivative lawsuit without prejudice.

On March 1, 2007, we learned that the Securities and Exchange Commission (the "SEC") had issued a formal order of investigation regarding the Company, and we and subsequently certain of our then officers received subpoenas in connection with the investigation. The investigation by the SEC and a related inquiry by NASDAQ included questions as to whether Gary A. Prince was acting as a de facto executive officer of the Company prior to his promotion to the position of Executive Vice President and Managing Director of Operations of the Company in August 2006. The investigation and inquiry also included questions as to whether Mr. Prince was practicing as an accountant before the SEC while an employee of the Company. Mr. Prince agreed with the SEC in 1997 to a permanent injunction barring him from practicing as an accountant before the SEC, as part of a settlement with the SEC related to Mr. Prince's guilty plea to charges brought against him for conduct principally occurring in 1988 through 1990 while he was employed by Financial News Network, Inc. and United Press International. In March 2007, we terminated the employment of Mr. Prince. Under the supervision of a Special Committee established by the Board, the Company also took other remedial action and provided full cooperation to the SEC in the investigation. The Company has also remained in contact with NASDAQ, although the NASDAQ inquiry has been inactive in light of the SEC investigation.

On July 30, 2009, the SEC and the Company each announced that a final administrative settlement had been reached concluding the SEC's investigation as to the Company. Under the administrative settlement the Company, without admitting or denying the SEC's findings, consented to a "cease and desist" order requiring future compliance with certain provisions of the Securities Exchange Act and the SEC Exchange Act rules. The order does not require the Company to pay a monetary penalty. The SEC states in the order that in determining to accept the settlement it considered both the remediation efforts promptly undertaken by the Company, and the cooperation the SEC staff received from the Company. Shortly after the settlement with the SEC, representatives of the Company met with various officials at NASDAQ. As a result of that meeting the Company learned that the NASDAQ inquiry had been closed out with no actions required of the Company.

In conjunction with its announcement of the administrative settlement, the SEC also disclosed that it was instituting separate civil actions against Mr. Prince and two other former officers of the Company. The Company has indemnification obligations to these individuals pursuant to the terms of separate Indemnification Agreements entered into with each of them effective as of December 4, 2002, and pursuant to the Company's bylaws. The indemnification agreements each provide that, subject to certain terms and conditions, the Company shall indemnify the individual to the fullest extent permissible by Maryland law against judgments, penalties, fines, settlements and reasonable expenses actually incurred in the event that the individual is made a party to a legal proceeding by reason of his or her present or prior service as an officer or employee of the Company, and shall also advance reasonable litigation expenses actually incurred subject to, among other conditions, receipt of a written undertaking to repay any costs or expenses advanced if it shall ultimately be determined that the individual has not met the standard of conduct required for indemnification under Maryland law. The Company's bylaws contain similar indemnification provisions. The Company's obligations under the indemnification agreements and bylaws are not subject to any monetary limit. In prior periods, the Company advanced legal fees and costs incurred by the three individuals in connection with the SEC investigation up to the deductible limit under the Company's applicable directors and officers liability insurance policy. Subsequent fees and costs have been paid directly by the insurance carrier, and the Company anticipates that legal fees and expenses incurred by these individuals in connection with the civil litigation will continue to be paid for by the insurance carrier. The Company believes that the remaining insurance policy limits will be sufficient to cover fully the Company's indemnification obligations through the completion of the matter, although no assurance can be given in this regard.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Price

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ISYS." The following table sets forth, for the quarters indicated, the high and low sales price of our common stock. We did not declare any dividends during fiscal years 2009 or 2008. These amounts have been adjusted for a 2:1 stock split effected on August 25, 2008.

	High	Low
2009 Fiscal Year		
Fourth Quarter	$ 9.45	$ 6.09
Third Quarter	$ 9.00	$ 6.63
Second Quarter	$14.02	$ 7.47
First Quarter	$24.57	$ 8.67
2008 Fiscal Year		
Fourth Quarter	$26.35	$18.82
Third Quarter	$20.78	$14.15
Second Quarter	$15.25	$10.98
First Quarter	$12.47	$10.50

As of November 28, 2009, there were approximately 3,576 holders of record or beneficiaries of our common stock.

Dividends

On December 5, 2007, our Board of Directors made a determination to cease the payment of dividends for the foreseeable future beginning with fiscal year 2008 in order to maximize the Company's ability to invest in future R&D, marketing, and business development efforts and strategic acquisition efforts that, in the Board of Director's opinion, will result in a greater return for our shareholders. As we contemplate these strategic efforts to grow the Company, the Board will continue to evaluate the most effective measures that it can take to maximize shareholder value. Payments of dividends in the future, if any, will be determined in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings, financial condition, capital requirements and other factors deemed relevant by the Board. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Stock Performance Graph

The following line graph compares cumulative total stockholder returns for the period from September 30, 2003 through September 25, 2009 for (1) our common stock; (2) the NASDAQ Computer & Data Processing Services Stock; and (3) the NASDAQ Market Index—U.S. The graph assumes an investment of $100 on September 30, 2003, and includes reinvestment of dividends. The performance shown is not necessarily indicative of future performance.



DOLLARS
250
200
150
100
50
0
2004
2005
2006
2007
2008
2009
Integral Systems, Inc.
NASDAQ Computer & Data Processing Services Stocks
NASDAQ Market Index-US

	Sep-04	Sep-05	Sep-06	Sep-07	Sep-08	Sep-09
Integral Systems, Inc.	100.00	105.79	160.23	110.15	212.92	69.71
NASDAQ Computer & Data Processing Services Stocks	100.00	114.62	125.78	150.45	125.40	132.11
NASDAQ Market Index-US	100.00	114.14	120.35	142.45	112.31	88.82

Share Repurchase

None.

Equity Compensation Plans

The information required by this item relating to equity compensation plans is incorporated by reference from the information in "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Annual Report on Form 10-K .

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data for the fiscal years ended September 25, 2009, and September 30, 2008, 2007, 2006, and 2005. The financial data as of and for the fiscal years ended September 25, 2009 and September 30, 2008 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in the financial statements and notes thereto presented elsewhere herein. The financial data as of and for the fiscal years ended September 30, 2007 and 2006 have been derived from our consolidated financial statements, which have been audited by Bernstein & Pinchuk LLP, an independent registered public accounting firm, for which 2007 is set forth in the financial statements and notes thereto presented elsewhere herein. The financial data for the fiscal year ended September 30, 2005 has been derived from our consolidated financial statements, which have been audited by Grant Thornton LLP, an independent registered public accounting firm.

The following information should be read in conjunction with our consolidated financial statements and notes thereto presented elsewhere herein. See "Item 8. Financial Statements and Supplementary Data" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Fiscal Years Ended				
	September 25,	September 30,			
	2009	2008 [3]	2007	2006	2005
	(in thousands, except for per share data)				
Statement of Operations Data:					
Revenue	$159,933	$160,170	$128,654	$116,531	$ 97,725
Gross profit	53,784	61,998	42,346	37,809	27,131
Income from operations	103	25,096	16,892	17,556	9,402
Net income	$ 1,105	$ 18,174	$ 12,826	$ 12,339	$ 6,301
Cash dividends declared per common share[1]	$ —	$ —	$ 0.14	$ 0.10	$ 0.08
Income per share:					
basic[1]	$ 0.06	$ 1.02	$ 0.58	$ 0.57	$ 0.31
diluted[1]	$ 0.06	$ 1.01	$ 0.58	$ 0.56	$ 0.30
Weighted average number of common shares:					
basic[1,2]	17,317	17,813	21,968	21,782	20,564
diluted[1,2]	17,370	18,008	21,986	22,008	21,068

	As of September 25,	As of September 30,			
	2009	2008	2007	2006	2005
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 5,698	$ 15,026	$ 23,894	$ 24,659	$ 24,775
Working capital	47,208	35,273	39,008	74,716	70,339
Total assets	178,324	147,203	136,061	166,851	149,196
Long-term obligations, net of current	5,163	—	—	—	126
Stockholders' equity	$115,003	$110,041	$106,547	$142,702	$120,686

1 For all periods presented, per share amounts have been adjusted to reflect the 2:1 stock split effected on August 25, 2008.

2 For all periods presented, the difference between net income per common share-basic and net income per common share-diluted relates to the effect of dilutive securities, including employee stock options and for fiscal year 2005 the shares relating to contingent consideration payable to former RT Logic shareholders in connection with the acquisition of RT Logic . For a reconciliation of the amounts used in the computation of basic and diluted net income per share for the three years ended September 25, 2009, September 30, 2008, and September 30, 2007, see Note 2(t) to the Consolidated Financial Statements.

3 We identified and recorded adjustments related to prior periods that decreased cost of revenues and increased selling, general and administrative expense by approximately $0.8 million per quarter relating to the third and fourth quarters of fiscal year 2008. We have concluded that these corrections are immaterial to the 2008 financial statements. These reclassifications did not impact net income or net income per share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We provide complex solutions for satellite command and control, integration and test, data processing, signals analysis, interference detection and geolocation, and flight simulation. We design, develop, and integrate sophisticated solutions and provide services related to satellite ground systems and other communications and networking equipment. We believe that our integration capability is unique, as we have developed and own the key technologies used in our solutions. By controlling these pivotal technologies, we believe that we are able to provide solutions at significantly lower risk, lower cost, and on accelerated delivery schedules as compared to our competitors. Since our founding in 1982, we have supported more than 200 different satellite missions for both commercial and government customers who perform communications, science, meteorology, and earth resource applications and our systems are utilized worldwide. Integral Systems' leading edge technologies, algorithms, and integration processes are based on a commercial model that we have used to bring efficiencies into the government market, which is now our largest source of revenue. We believe that our blend of commercial and government customers, mature systems integration methodologies, and mix of software and hardware products positions us for sustained growth.

Effective with the first quarter of our fiscal year 2009, it is now our practice to close our books and records on the Friday prior to the calendar quarter-end for interim periods, to align our financial closing with our business processes. We also changed our fiscal year end date to the last Friday of September of each year. This change is effective beginning with the current fiscal year, resulting in our fiscal year 2009 ending on September 25, 2009. We do not believe this change materially affects the comparability of the quarters and twelve month periods presented within this Management's Discussion and Analysis of Financial Condition and Results of Operations.

We measure financial performance for each operating segment based on income from operations, which consists of revenue less cost of revenue, selling, general & administrative, research & development, and intangible asset amortization expenses.

During the first quarter of fiscal year 2009, we realigned our Space Communications Systems segment to include the operations of our SAT subsidiary. The signal monitoring products sold by SAT are better aligned with the product offerings of the Space Communications Systems segment. SAT was previously included in the Commercial Systems segment.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets,"* (ASC 350—*Intangibles—Goodwill & Other*), we previously completed our annual goodwill impairment testing as of the last day of the fiscal year (including fiscal year 2008). Effective August 5, 2009, we changed the date of our annual goodwill impairment testing to the first day of the fourth quarter in order to provide additional time to quantify the fair value of our reporting units and if necessary to determine the implied fair value of goodwill. This change in timing also reduces the likelihood that the annual impairment analysis would not be completed by the filing date of our annual financial statements. In accordance with SFAS No. 142 (ASC 350), we will also perform interim impairment testing should circumstances requiring it arise. We believe the resulting change in accounting policy related to the annual testing date will not delay, accelerate, or avoid an impairment charge. We determined that the change in accounting policy related to the annual testing date is preferable under the circumstances and does not result in adjustments to our financial statements when applied retrospectively.

This section may contain forward-looking statements, all of which are based on current expectations. Our projections may not in fact be achieved and these projections do not reflect any acquisitions or divestitures that may occur in the future. Reference should be made to the various important factors listed under the heading "Forward-Looking Statements" that could cause actual future results to differ materially.

Critical Accounting Policies

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates.

Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management's most difficult, complex, or subjective judgments. Our critical accounting policies, which relate to revenue recognition, the recoverability of goodwill and other long-lived assets, stock-based compensation, allowance for doubtful accounts, and the recoverability of deferred tax assets, are discussed below.

Contract Accounting / Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable, and collectibility is reasonably assured. We earn revenue from three types of arrangements: (1) contracts that include software, hardware and engineering services to build satellite ground and communications equipment and systems; (2) software and services (typically post-contract support services ("PCS")); and (3) software only sales. Typically contracts are cost-plus fixed fee or award fee, fixed price, or time and material contracts.

The following table summarizes the percentage of revenues attributable to each contract type for the period indicated:

	Fiscal Years Ended		
		September 30,	
Contract Type	**September 25, 2009**	**2008**	**2007**
Cost-Plus Incentive or Award Fee	41%	44%	45%
Fixed-price	55%	52%	51%
Time and Materials	4%	4%	4%

We recognize software license arrangements that include significant modification and customization of the software in accordance with AICPA Statement of Position ("SOP") 97-2, "Software Revenue Recognition" (ASC 985-605—*Software—Revenue Recognition*), as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions* by applying the provisions of SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts,* (ASC 605-35-*Revenue Recognition- Construction Type & Production Type Contracts*). Such software license arrangements are generally included in our system build revenue, which is recognized using the percentage-of-completion method. Under the percentage-of-completion method, management estimates the percentage of completion based upon the costs incurred as a percentage of the total estimated costs to complete. When total cost estimates exceed revenue, we accrue for the estimated losses immediately. The use of the percentage-of-completion method requires significant judgment relative to estimating total contract revenue and costs, including assumptions relative to the length of time to complete the project, the nature and complexity of the work to be performed, and anticipated changes in estimated salaries and other costs.

Incentives and award payments are included in estimated total contract value used in the percentage-of-completion method when the realization of such amounts is deemed probable upon achievement of certain defined goals. Estimates of total contract revenue and costs are continuously monitored during the terms of the contracts and are subject to revision as the contracts progress. When revisions in estimated contract revenue and costs are determined, such adjustments are recorded in the period in which they are first identified. Revenue arrangements entered into with the same customer that are accounted for under SOP 81-1 are accounted for on a combined basis when they: (i) are negotiated as a package with an overall profit margin objective; (ii) essentially represent an agreement to do a single project; (iii) involve interrelated activities with substantial common costs; and (iv) are performed concurrently or sequentially.

When we enter into multiple-element software arrangements, which may include any combination of hardware, software or services, we allocate the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For software, and elements for which software is essential to the functionality, the allocation is based on vendor-specific objective evidence ("VSOE") of fair value. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately, and for software license updates and software support services it is based upon the rates when renewed. There may be cases in which there is VSOE of fair value of the undelivered elements but no such evidence for the delivered elements. In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered elements equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements. We have established VSOE on our post contract support services and recognize revenue on this element on a straight-line-basis over the period of performance. We recognize revenue on delivered elements only if: (i) any undelivered products or services are not essential to the functionality of the delivered products or services, (ii) we have an enforceable claim to receive the amount due in the event we do not deliver the undelivered products or services, (iii) there is evidence of the fair value for each undelivered product or service, and (iv) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered.

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus an estimate of the applicable fees earned. We consider fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract.

Revenue for general services or non-software product sales are recognized as work is performed or products delivered and amounts are earned in accordance with Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition* ("SAB 104"), (ASC 605-10—*Revenue Recognition—Overall*). We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectibility is reasonably assured. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a straight-line-basis over the service period, on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables/products have been delivered. Revenue arrangements entered into with the same customer that are accounted for under SAB 104 are accounted for on a combined basis when they are entered into at or near the same time, unless it is clearly evident that the contracts are not related to one another.

Impairment of Long-Lived Assets

We evaluate the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset group is considered impaired when the projected undiscounted future cash flows are less than its carrying value. We measure impairment based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose. The estimates of expected cash flows require use to make significant judgment regarding future periods that are subject to some factors outside our control. Changes in these estimates can result in significant revisions to the carrying value of these assets and may result in a material charge to the results of operations.

Impairment of Goodwill

We have recorded goodwill in connection with our mergers and acquisitions of $54.1 million as of September 25, 2009. Goodwill represents the excess of the purchase price over the fair value of net working capital, property and equipment, and separately reportable intangible assets. The tangible assets, intangible assets, and goodwill acquired are then assigned to reporting units pursuant to Statement of Financial Accounting Standards, ("SFAS") No. 141, " *Business Combinations,* " (ASC 805—*Business Combinations*). Goodwill is then tested for impairment at least annually for each reporting unit. The goodwill impairment test is performed in accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets"* (ASC 350—*Intangibles—Goodwill and Other).* Step one of the goodwill impairment test involves comparing the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value, no further testing is required. If the carrying value exceeds the fair value, a step two test must be performed. Step two includes estimating the fair value of all tangible and intangible assets (including intangible assets that may not be reflected on the Company's books). The fair value of goodwill is then estimated by subtracting the fair value of tangible and intangible assets from the fair value of total assets determined in step one. The goodwill impairment is the excess of the recorded goodwill over the estimated fair value of goodwill.

There are no active or inactive markets for our reporting units and accordingly, the valuation process is similar to the valuation of a closely-held company and considers valuation methods that are market-based, income-based, and cost-based. Income-based methods will generally include the use of a discounted cash flow method and market-based methods will generally include a guideline public company method and comparative merger and acquisition method. The application of valuation methods requires judgment regarding appropriate inputs and assumptions and results in our best estimate of the fair value of a reporting unit. As with any estimate, inputs and assumptions can be subject to varying degrees of uncertainty. Reasonable informed market participants can differ in their perception of value for a reporting unit, and, accordingly, these uncertainties cannot be fully resolved prior to engaging in an actual selling effort.

Effective August 5, 2009, we changed the date of our annual goodwill impairment testing to the first day of the fourth quarter. Based on the impairment test as of June 27, 2009, we had one reporting unit, Lumistar, for which the goodwill has been determined to be at risk (i.e., there is a reasonable possibility that the reporting unit might fail a future step one impairment test under ASC 350). The estimated fair value of equity of the Lumistar reporting unit as of June 27, 2009 was 3.3% above its carrying value. Accordingly, a step two impairment test was not performed to determine the amount of the goodwill impairment. The amount of goodwill allocated to this reporting unit was $10.3 million.

The fair value of the Lumistar reporting unit was estimated principally based on the discounted cash flow method and the guideline public company method. The discounted cash flow method was applied using an estimated market-based discount rate to the projected after-tax cash flows for the reporting unit. The guideline public company method was applied using an estimated market-based multiple to the reporting unit's estimated earnings before interest, taxes, depreciation, and amortization ("EBITDA"). The key assumptions that drive the estimated fair value of the reporting unit include expected future sales and margins, expected future growth rates of sales and expenses, and market based inputs for discount rates and EBITDA multiples.

We acknowledge the uncertainty surrounding the key assumptions that drive the estimated fair value of the Lumistar reporting unit. Any material negative change in the fundamental outlook for the Lumistar reporting unit, its industry or the capital market environment could cause the reporting unit to fail step one. Accordingly, we will be monitoring events and circumstances each quarter (prior to the annual testing date) to determine whether an additional goodwill impairment test should be performed. If the Lumistar reporting unit were to fail the step one test, the goodwill impairment will likely exceed the difference between the fair value of the reporting unit and its carrying value because the reporting unit does not carry any intangible asset balances that would be considered in step two when computing the implied fair value of goodwill. We reviewed the internal and external factors affecting the fair value assumptions of the Lumistar reporting unit as of September 25, 2009.

Based on this review, we did not identify any indication of a decline in fair value from June 27, 2009 and we have concluded that no further impairment testing was necessary as of September 25, 2009.

Stock-Based Compensation

We account for stock-based compensation transactions using a fair-value method and recognize the fair value of each award as an expense over the service period. We estimate the fair value of stock option awards, as of the grant date, using the Black-Scholes option-pricing model. The use of the Black-Scholes model requires that we make a number of estimates, including the expected option term, the expected volatility in the price of our common stock, the risk-free rate of interest, and the dividend yield on our common stock. If our assumptions were different, the resulting determination of the fair value of stock option awards could be materially different. In addition, judgment is also required in estimating the number of share-based awards that we expect will ultimately vest upon the fulfillment of service conditions (such as time-based vesting) or the achievement of specific performance conditions. If the actual number of awards that ultimately vest differs significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts which is our best estimate of the amount of probable credit losses from the existing accounts receivable. A considerable amount of judgment is required in assessing the ultimate realization of individual accounts receivable balances, including the credit worthiness of each customer and the period in which customers' financial condition deteriorate and they are no longer able to pay the balances owed to us. We determine the allowance based on historical experience, review of specific accounts, and significant past due balances of greater than three months. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and recovery is considered remote.

Deferred Income Taxes

We recognize a deferred tax asset or liability for the estimated future tax effects attributable to temporary differences as well as the effects of any net operating loss carryforwards and tax credits that may be utilized to reduce future taxes payable. Deferred tax assets and liabilities are measured using the currently enacted tax rates, and future tax rate changes are not anticipated. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including past operating results, the reversal of temporary differences, the forecasts of future taxable income from operations and investments, and ongoing feasible and prudent tax planning strategies. These assumptions require management judgment and are updated periodically based on current business conditions which affect us and overall economic conditions and are consistent with estimates being used to manage the business. If it is determined more likely than not that a deferred tax asset will not be realized, we would record a valuation allowance to reduce net deferred tax assets to the amount that is more likely to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset valuation allowance would increase income in the period such determination is made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset valuation allowance would decrease income in the period such determination is made.

Accounting Policy Change

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets,"* (FASB Accounting Standards Codification ("ASC") 350—*Intangibles—Goodwill & Other*), we previously completed our annual goodwill impairment testing as of the last day of the fiscal year (including fiscal year 2008). Effective August 5, 2009, we changed the date of our annual goodwill impairment testing to the first day of the fourth quarter in order to provide additional time to quantify the fair value of our reporting units and if necessary to determine the implied fair value of goodwill. This change in timing also reduces the likelihood that the annual impairment analysis would not be completed by the filing date of our annual financial statements. In accordance with SFAS No. 142, we will also perform interim impairment testing should circumstances requiring it arise. We believe the resulting change in accounting policy related to the annual testing date will not delay, accelerate, or avoid an impairment charge. We determined that the change in accounting policy related to the annual testing date is preferable under the circumstances and does not result in adjustments to our financial statements when applied retrospectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, " *Fair Value Measurements*" (ASC 820—*Fair Value Measurements & Disclosures*), which became effective October 1, 2008. SFAS No. 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value measurement. The standard generally is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value.

On February 12, 2008, the FASB issued FASB Staff Position No. 157-2, "*Effective Date of FASB Statement No. 157*" (ASC 820—*Fair Value Measurements & Disclosures*), to delay the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, FASB Staff Position No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Management adopted SFAS No. 157 related to its financial assets and liabilities, effective October 1, 2008. The adoption did not have a material impact on our results of operations, financial position or cash flows. Management has adopted SFAS 157-2 related to our nonfinancial assets and liabilities effective September 26, 2009 and there was no material impact on our consolidated financial statements. All assets and liabilities are included under this reporting standard beginning with our 2010 fiscal year.

In December 2007, the FASB issued SFAS No. 141(R), "*Business Combinations*" (ASC 805—*Business Combinations*), a revised version of SFAS No. 141, "*Business Combinations.* " The revision is intended to simplify existing guidance and converge rulemaking under U.S. generally accepted accounting principles with international accounting rules. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and may affect the release of our valuation allowance against prior acquisitions, if any. We have adopted SFAS 141 (R) effective September 26, 2009 and there was no material impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* " (ASC 323—*Investments—Equity Method & Joint Ventures*), which changes the accounting and reporting for minority interest and requires the ownership interest in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. It also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement is applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for the presentation and disclosure requirements. Presentation and disclosure requirements are to be applied retrospectively for all periods presented. We have adopted this statement effective September 26, 2009. Currently, we do not have any noncontrolling (minority) interests in a subsidiary.

In November 2008, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 08-7, *Accounting for Defensive Intangible Assets*" (ASC 350—*Intangibles—Goodwill & Other*). This issue summary requires that a defensive intangible asset be accounted for as a separate unit of accounting and assigned a useful life which reflects the entity's consumption of the expected benefits related to that asset. A defensive intangible asset is an acquired intangible asset which the acquirer does not intend to actively use, but intends to hold to prevent others from obtaining access to the asset, excluding intangible assets that are used in research and development. An entity's benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible assets. The period over which a defensive asset diminishes in fair value can be used as a proxy for the entity's consumption of the expected benefits related to the asset. This guidance is effective for defensive intangible assets acquired on or after January 1, 2009. We adopted EITF 08-7 upon its effective date and will apply as appropriate for any future defensive intangible assets acquired.

In May 2009, the FASB issued SFAS No. 165, "*Subsequent Events*" (ASC 855—*Subsequent Events*), which established principles and requirements for reporting subsequent events. This statement details the period after the balance sheet date during which companies should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which companies should recognize events or transactions occurring after the balance sheet date in their financial statements and the required disclosures for such events. This standard is effective for interim or annual reporting periods ending after June 15, 2009. The Company has evaluated subsequent events through December 9, 2009, which coincides with the issuance of its financial statements for the period ended September 25, 2009.

In June 2009, the FASB issued Accounting Standards Update No. 2009-1 105, *Generally Accepted Accounting Principles* (Topic 105), which establishes the *FASB Accounting Standards Codification*™ ("ASC"), as the official single source of authoritative U.S. GAAP, superseding existing literature issued by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force ("EITF") and related literature. The ASC became effective for interim and annual periods ending on or after September 15, 2009, after which only one level of authoritative U.S. GAAP exists and all other literature is considered non-authoritative. The ASC does not change existing U.S. GAAP. We adopted SFAS No. 168 in the third calendar quarter of 2009 and include references to the ASC within our consolidated financial statements and disclosures. Accounting pronouncements issued prior to the ASC will continue to be referenced by their original issuance reference for consistency with prior period filings. We have also referenced the relevant ASC Topics into which the accounting guidance has been incorporated subsequent to its original issuance. The changes to the GAAP hierarchy in SFAS No. 168 did not result in any accounting changes.

In October 2009, the FASB issued EITF Issue No. 08-1, "*Revenue Arrangements with Multiple Deliverables,*" (Accounting Standards Update ("ASU") 2009-13), which amends ASC Topic 605—*Revenue Recognition*. This requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third party evidence of value is not available. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. We are currently evaluating the impact, if any, that the adoption of this guidance will have on our consolidated financial statements.

In October 2009, the FASB ratified EITF Issue No. 09-3, "*Applicability of AICPA Statement of Position 97-2 to Certain Arrangements that Include Software Elements*" (ASU 2009-14), which amends ASC Topic 985-605, *Software—Revenue Recognition*, such that tangible products, containing both software and non-software components that function together to deliver the tangible product's essential functionality, are no longer within the scope of ASC 985-605. It also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. We are currently evaluating the impact, if any, that the adoption of this guidance will have on our consolidated financial statements.

Results of Operations

	Fiscal Year Ended			Favorable (unfavorable)	
	September 25, 2009	September 30, 2008 [1]	September 30, 2007	Fiscal 2009 Compared to Fiscal 2008	Fiscal 2008 Compared to Fiscal 2007
			In thousands		
Revenue:					
Government Systems					
Contract revenue	$ 80,284	$ 81,790	$ 66,375	$ (1,506)	$ 15,415
Software maintenance revenue	1,985	1,813	1,280	172	533
Total Government Systems	82,269	83,603	67,655	(1,334)	15,948
Commercial Systems					
Contract revenue	18,748	17,876	17,788	872	88
Software maintenance revenue	3,652	2,240	1,079	1,412	1,161
Total Commercial Systems	22,400	20,116	18,867	2,284	1,249
Space Communications Systems					
Contract revenue	39,853	47,571	33,603	(7,718)	13,968
Software maintenance revenue	6,351	4,921	3,442	1,430	1,479
Product revenue	18,960	14,405	12,873	4,555	1,532
Total Space Communications Systems	65,164	66,897	49,918	(1,733)	16,979
Elimination of intersegment sales	(9,900)	(10,446)	(7,786)	546	(2,660)
Total revenue	$159,933	$160,170	$128,654	$ (237)	$ 31,516
Cost of revenue:					
Government Systems					
Contract & software maintenance cost of revenue	$ 64,631	$ 58,795	$ 54,155	$ (5,836)	$ (4,640)
Commercial Systems					
Contract & software maintenance cost of revenue	16,078	13,556	11,784	(2,522)	(1,772)
Space Communications Systems					
Contract & software maintenance cost of revenue	26,091	28,327	20,992	2,236	(7,335)
Product cost of revenue	9,249	7,940	7,163	(1,309)	(777)
Total Space Communications Systems	35,340	36,267	28,155	927	(8,112)
Elimination of intersegment cost	(9,900)	(10,446)	(7,786)	(546)	2,660
Total cost of revenue	$106,149	$ 98,172	$ 86,308	$ (7,977)	$(11,864)
Gross profit:					
Government Systems	$ 17,638	$ 24,808	$ 13,500	$ (7,170)	$ 11,308
Gross Margin	*21.4%*	*29.7%*	*20.0%*		
Commercial Systems	6,322	6,560	7,083	(238)	(523)
Gross Margin	*28.2%*	*32.6%*	*37.5%*		
Space Communications Systems	29,824	30,630	21,763	(806)	8,867
Gross Margin	*45.8%*	*45.8%*	*43.6%*		
Total gross profit	$ 53,784	$ 61,998	$ 42,346	$ (8,214)	$ 19,652
Gross Margin	*33.6%*	*38.7%*	*32.9%*		
Operating expense:					
Government Systems	$ 21,161	$ 17,623	$ 11,080	$ (3,538)	$ (6,543)
Commercial Systems	7,341	5,305	6,077	(2,036)	772
Space Communications Systems	25,179	13,974	8,297	(11,205)	(5,677)
Total operating expense	$ 53,681	$ 36,902	$ 25,454	$(16,779)	$(11,448)
Operating income:					
Government Systems	$ (3,523)	$ 7,185	$ 2,420	$(10,708)	$ 4,765
Operating margin	*-4.3%*	*8.6%*	*3.6%*		
Commercial Systems	(1,019)	1,255	1,006	(2,274)	249
Operating margin	*-4.5%*	*6.2%*	*5.3%*		
Space Communications Systems	4,645	16,656	13,466	(12,011)	3,190
Operating margin	*7.1%*	*24.9%*	*27.0%*		
Total operating income	$ 103	$ 25,096	$ 16,892	$(24,993)	$ 8,204
Operating margin	*0.1%*	*15.7%*	*13.1%*		
Other income, net	(31)	211	2,236	(242)	(2,025)
Income before income taxes	72	25,307	19,128	(25,235)	6,179
Provision for income taxes	(1,033)	7,133	6,302	8,166	(831)
Net income	$ 1,105	$ 18,174	$ 12,826	$(17,069)	$ 5,348

1 We identified and recorded adjustments related to prior periods that decreased cost of revenues and increased selling, general and administrative expense by approximately $0.8 million per quarter relating to the third and fourth quarters of fiscal year 2008. We have concluded that these corrections are immaterial to the fiscal year 2008 financial statements. These reclassifications did not impact net income or net income per share.

Fiscal Year Ended September 25, 2009 (Fiscal Year 2009) Compared To Fiscal Year Ended September 30, 2008 (Fiscal Year 2008)

Revenue

Consolidated revenue decreased slightly from $160.2 million in fiscal year 2008 to $159.9 million in fiscal year 2009. The decrease in revenue primarily related to the following:

Government Systems revenue was $82.3 million in fiscal year 2009, a decrease of $1.3 million, or 1.6%, compared to $83.6 million in fiscal year 2008. In fiscal year 2009, our Government Systems segment represented 51.4% of total revenue, compared to 52.2% in fiscal year 2008. Included in contract service revenue is a revenue rate reserve of $3.9 million established during the fourth quarter of fiscal year 2009, offset by increases in contract services revenue from performance on contract work. Revenue from our Government Systems cost-plus contracts are driven by pricing based on cost incurred to perform services under contracts with the U.S. government. Cost-based pricing is determined under the Federal Acquisition Regulation, which provides guidance on the types of costs that are allowable in establishing prices for goods and services and allowability and allocability of costs to contracts awarded by the U.S. government. We have incurred allocable costs that we believe are allowable and reimbursable under our cost-plus-fee contracts, and are included in our revenue. These costs are subject to audit by the Defense Contract Audit Agency ("DCAA"); therefore revenue recognized on our cost-plus contracts is subject to adjustment upon audit by the DCAA. In late October, we received an unexpected notice from the DCAA indicating that it was disallowing a majority of our product development costs for reimbursement. This caused us to increase our revenue reserve to $3.9 million based on the potential risk of unfavorable audit adjustment. We are discussing this issue with the DCAA and, while no assurance can be given, we are hopeful of recovering some or all of this reserve amount in future periods. Audits by the DCAA have been completed on our contracts and subcontracts through the year ended September 30, 2005.

Increases in our contract services revenue from performance on contract work relate to a $7.6 million increase due to an increase in work scope, the utilization of significant equipment in the performance of the work scope, and level of effort on existing contract work with the United States Air Force. During fiscal year 2009, we received a written acknowledgement from a customer that they will seek additional funding for amounts that have exceeded the contract funding on a large United States Air Force contract. This expected increase in funding plus increases in work scope resulted in an increase in contract services revenue of $2.3 million on this contract. Offsetting these increases was a decrease in contract services revenue of $2.6 million relating to several civilian programs that have been completed or that are almost complete and a decrease of $4.9 million relating to a sub contract with the United States Air Force that is almost complete. Revenue from software maintenance revenue increased by $0.2 million.

Commercial Systems revenue was $22.4 million in fiscal year 2009, an increase of $2.3 million, or 11.4%, compared to $20.1 million in fiscal year 2008. In fiscal year 2009, our Commercial Systems segment represented 14.0% of total revenue, compared to 12.6% in fiscal year 2008. The increase was attributable to a $1.4 million increase from software maintenance revenue and a $0.9 million increase in contract services revenue. Revenue from software maintenance agreements increased $0.8 million from our Command & Control division and $0.6 million from our Integral Systems Europe S.A.S subsidiary. Contract services revenue increased as a result of three new contracts and increases in level of efforts on several contracts from our Command and Control division, which resulted in a $5.9 million increase. This increase was offset by decreases of $1.9 million in our Command and Control division relating to contract services work that was completed or had a decreased level of effort in fiscal year 2009 and by $1.0 million relating to two contracts with a customer that filed for bankruptcy. Because of our concern over collection from this customer, we recognized minimal revenue with respect to these two contracts during the third and fourth quarters of fiscal year 2009 relating to maintenance services already paid for by the customer. Contract service revenue decreased by $1.3 million from Integral Systems Europe S.A.S. due to several contracts for which we have deferred the recognition of revenue until the post contract support service begins. In addition, contract services revenue from Newpoint decreased $0.6 million due to a lower volume of product shipments.

Space Communications Systems revenue was $65.2 million in fiscal year 2009, a decrease of $1.7 million, or 2.6%, compared to $66.9 million in fiscal year 2008. In fiscal year 2009, our Space Communications Systems segment represented 40.7% of total revenue, compared to 41.8% in fiscal year 2008. The decrease was attributable to a $7.7 million decrease in contract services revenue, offset by a $4.6 million increase from product revenue and a $1.4 million increase from software maintenance revenue. Contract services revenue decreased by $7.4 million from our RT Logic operation due to the near completion of three large contracts that had contributed a significant amount of revenue during fiscal year 2008. In addition, contract services revenue decreased $0.3 million from SAT because approximately ten contracts had work scope in fiscal year 2008, but were completed in fiscal year 2009, and no equivalent contracts were awarded during fiscal year 2009. Product revenue increased $5.7 million from RT Logic due to seven large contracts completed in fiscal year 2009 and $0.4 from SAT due to an increase in volume of product shipments, offset by a decrease of $1.5 million from Lumistar due to a decline in the commercial aircraft industry market as a result of the economy. Revenue from software maintenance agreements increased $1.4 million, primarily due to a $1.2 million increase from RT Logic and $0.2 million from SAT.

Gross Profit

Our gross profit can vary significantly depending on the type of product or service provided. Generally, license and maintenance revenue related to the sale of our commercial off-the-shelf software products have the highest gross margins due to minimal incremental costs to produce them. By contrast, gross margin for equipment and subcontractor costs are typically lower. Engineering service gross margin is typically in the 20% range or higher.

Gross profit was $53.8 million in fiscal year 2009, a decrease of $8.2 million, or 13.2%, compared to $62.0 million in fiscal year 2008. The decrease in gross profit in fiscal year 2009 was attributable to our Government Systems and Space Communications Systems segments. Gross margin for fiscal year 2009 was 33.6% compared to 38.7% in fiscal year 2008. The decrease in gross margin in fiscal year 2009 was primarily attributable to Government Systems and Commercial Systems segments.

Government Systems gross profit was $17.6 million in fiscal year 2009, a decrease of $7.2 million, or 28.9%, compared to $24.8 million in fiscal year 2008. Gross profit from contract services decreased by $7.4 million, which was offset by an increase in gross profit of $0.2 million from software maintenance. Contract services gross profit decreased $3.9 million relating to the establishment of a revenue reserve, as discussed in "Revenue," $2.5 million relating to five civilian programs that are almost complete and $1.2 million from the near completion of work scope on a sub contract with the United States Air Force. In addition, $1.8 million in higher facility expense was incurred in fiscal year 2009 due to a loss recognized relating to our Lanham facilities and the new corporate headquarters (see Operating Expense for further details). Offsetting these decreases is an increase in gross profit of $1.7 million relating to increases in work scope and level of effort on existing contract work with the United States Air Force and an increase of $0.5 million relating to the large United States Air Force contract noted above, for which an increase in revenue was realized relating to an increase in work scope and an increase in the funding amount on this contract for certain work. Gross margin was 21.4% in fiscal year 2009 compared to 29.7% in fiscal 2008. The decrease in gross margin was primarily attributable to the revenue reserve and a shift to lower margin work scope relating to a contract with the United States Air Force.

Commercial Systems gross profit decreased slightly by $0.2 million in fiscal year 2009 compared to fiscal year 2008. Gross profit decreased by $1.6 million from contract services, which was offset by an increase from software maintenance of $1.4 million. Gross profit decreased $2.2 million in our Command and Control division relating to contract services work that was completed or had decreased level of effort in fiscal year 2009 and due to two contracts with a customer in our Command and Control division that filed for bankruptcy. Because of our concern over collection from this customer, minimal revenue was recognized with respect to those contracts during our third and fourth quarters of fiscal year 2009 and an allowance for bad debt of $1.1 million was established during fiscal year 2009. In addition, $0.2 million in higher facility expense was incurred by the

Command and Control division in fiscal year 2009 due to a loss recognized relating to vacating our Lanham facilities upon our move to our new corporate headquarters (see Operating Expense for further details). Gross profit from contract services decreased $0.7 million from our Integral Systems Europe S.A.S subsidiary and our $0.4 million from our Newpoint subsidiary due to decrease in revenue. Offsetting these decreases was an increase in gross profit of $2.7 million from contract services attributable to three new contracts and increases in level of efforts on several contracts from our Command and Control division, as mentioned above. Gross margin was 28.2% in fiscal year 2009 compared to 32.6% in fiscal year 2008. The decrease in gross margin was primarily attributable to the bad debt reserve recognized relating to a customer that filed for bankruptcy.

Space Communications Systems gross profit was $29.8 million in fiscal year 2009, a decrease of $0.8 million, or 2.8%, compared to $30.6 million in fiscal year 2008. The decrease was attributable to a $5.5 million decrease in contract services gross profit, offset by a $2.7 million increase from product gross profit and a $2.0 million increase in software maintenance gross profit. Contract services gross profit decreased by $3.6 million from our RT Logic operation due to the near completion of three large contracts that had contributed a significant amount of revenue during fiscal year 2008 and due to a new contract with a civilian government agency that is generating a $0.7 million negative gross profit. In addition, contract services gross profit decreased $0.7 million from SAT due to approximately ten contracts that had work scope in fiscal year 2008, but were completed in fiscal year 2009, and no equivalent contracts were awarded during fiscal year 2009, $0.8 million due to an increase in equipment expense related to contract hardware equipment requirements, and $0.5 million due to expenses incurred in fiscal year 2009 relating to the replacement of equipment on a contract for which work had previously been completed. Gross profit from product shipments increased by $3.8 million from RT Logic due to seven large contracts completed in fiscal year 2009, offset by a decrease of $0.7 million from Lumistar relating to the decline in revenue and $0.4 million from SAT due to lower margin product shipments in fiscal year 2009 compared to fiscal year 2008 and a contract on which the cost to deliver the product to a customer located outside of the U.S. was higher than anticipated. Gross profit from software maintenance agreements increased $1.7 million from RT Logic and $0.3 million from SAT. Gross margin remained unchanged in fiscal year 2009 at 45.8% from fiscal year 2008.

Operating Expenses

Operating expenses were $53.7 million in fiscal year 2009, an increase of $16.8 million, or 45.4%, compared to $36.9 million in fiscal year 2008. This increase related to higher professional services fees, salary and personnel -related expenses, including severance and stock based compensation, facility expense, research and development expense, and expenses relating to the start up of Integral Systems Limited and the acquired satID product line. Professional services fees increased $4.6 million due to accounting fees incurred in fiscal year 2009 relating to the 2008 financial statement audit, higher legal fees, and higher professional services fees associated with infrastructure development projects and compliance related activities. Salary and personnel-related expenses increased $4.3 million due to an increase in support and infrastructure headcount, offset by a decrease in bonus expense due to fiscal year 2009 results not meeting the bonus plan requirements. Stock-based compensation increased $2.4 million, net of forfeiture expenses relating to employees severed during fiscal year 2009. During fiscal year 2009, we incurred a $1.0 million increase in severance restructuring expenses relating to personnel actions taken in 2009 compared to fiscal year 2008. Facilities expense increased $1.4 million during fiscal year 2009 due to lease loss recognized relating to our vacating the Lanham facilities upon the move to our new corporate headquarters in Columbia, Maryland, which resulted in higher facility expense. The facilities in Lanham, Maryland, the previous location of our corporate headquarters, have not been sublet. We anticipate that we will be able to sublease one of the Lanham, Maryland facilities during the second quarter of fiscal year 2010 and the other facility by June 2010; therefore an anticipated loss was recognized for the approximate period of vacancy and the estimated sublease shortfall. As a result of our maintaining these two locations, facility maintenance expense increased by $0.5 million. Research and development expense increased $1.2 million in fiscal year 2009 compared to fiscal year 2008. We incurred $0.6 million relating to the establishment of Integral Systems Europe Limited in the United Kingdom and $0.4 million relating to satID consulting and general and administrative expense.

Government Systems operating expenses were $21.2 million in fiscal year 2009, an increase of $3.5 million, or 20.0%, compared to $17.6 million in fiscal year 2008, due to increases in corporate expenses of $3.0 million, $0.2 million in facility expense, $0.4 million in severance expenses, and $0.1 million in stock based compensation expense. Offsetting these increases was a decrease of $0.1 million in bonus expense.

Commercial Systems operating expenses were $7.3 million in fiscal year 2009, an increase of $2.0 million, or 38.5%, compared to $5.3 million in fiscal year 2008. The increase was attributable to an increase in corporate expenses of $1.2 million and the $0.6 million expense incurred relating to the establishment of Integral Systems Europe Limited in the United Kingdom.

Space Communications Systems operating expenses were $25.2 million in fiscal year 2009, an increase of $11.2 million, or 80.2%, compared to $14.0 million in fiscal year 2008. The increase was attributable to an increase in corporate expenses of $10.2 million, an increase of $0.6 million in salary and related expense due to an increase in headcount, and an increase of $0.4 million relating to the satID division, which was acquired in the second quarter of fiscal year 2009.

Income Tax Expense

We recorded an income tax benefit of $1.0 million in fiscal year 2009 and income tax expense of $7.1 million in fiscal year 2008. Included in fiscal year 2009 are discrete benefits of approximately (i) $0.7 million related to the settlement of our U.S. income tax audit for the years ending September 30, 2003 through 2006, (ii) $0.1 million related to tax returns filings in the period that reflected lower tax expense than previously recorded and (iii) $0.2 million relating to a research and development tax credit for expenditures incurred in fiscal year 2008. This credit was recognized in the first quarter 2009 due to a retroactive extension of the tax credit passed by Congress in October 2008. Included in fiscal year 2008 income tax expense was a $1.8 million non-recurring tax credit for tax deductible research and development expenditures that were incurred in prior years and other discrete benefits of $0.3 million. The effective tax rates, excluding these discrete benefits, for fiscal year 2009 and fiscal year 2008 were -9.0% and 35.5%, respectively. The decrease in the effective tax rate excluding discrete items was due to (i) a decrease in the pre-tax income for the year that impacted the overall effective tax rate and (ii) an increase in the tax credits for research and experimental expenditures over the prior year as Congress had not yet extended the credit. We established a valuation allowance in certain foreign jurisdictions where management believes it is not more likely than not that the deferred tax assets will be realized.

Net Income

Net income was $1.1 million in fiscal year 2009 as compared to $18.2 million in fiscal year 2008. The decrease in net income is related to the revenue rate reserve and an increase in equipment cost recognized in our Government Systems segment, a bad debt allowance recognized in our Commercial Systems segment, and higher operating expense, offset by a decrease in the provision for income taxes.

Fiscal Year Ended September 30, 2008 (Fiscal Year 2008) Compared To Fiscal Year Ended September 30, 2007 (Fiscal Year 2007)

Revenue

Fiscal year 2008 consolidated revenue increased 24.5% to $160.2 million as compared to $128.7 million in fiscal year 2007. The increase in revenue primarily related to the following:

Government Systems revenue was $83.6 million in fiscal year 2008, an increase of $15.9 million or 23.6%, compared to $67.7 million in fiscal year 2007. In fiscal year 2008, our Government Systems segment represented 52.2% of total revenue, compared to 52.6% in fiscal year 2007. The increase in revenue was attributable to a $15.4 million increase in contract services revenue and a $0.5 million increase from software maintenance revenue. The increase in contract services revenue in this segment in fiscal year 2008 was primarily attributable to $11.7 million from the GPS OCX (Next Generation Control Segment) contract with Northrop Grumman Corporation, which was awarded during the first quarter of fiscal year 2008, an increase of $4.2 million in level of effort on two large government contracts in fiscal year 2008 compared to fiscal year 2007 and revenue increases of $1.4 million from our contracts relating to national programs. Partially offsetting these increases was a decrease in revenue of $1.7 million relating to a civilian program that was completed during the first quarter of fiscal year 2008.

Commercial Systems revenue was $20.1 million in fiscal year 2008, an increase of $1.2 million or 6.3%, compared to $18.9 million in fiscal year 2007. In fiscal year 2008, our Commercial Systems segment represented 12.6% of total revenue, compared to 14.7% in fiscal year 2007. The increase was attributable to a $1.2 million from software maintenance revenue from our Command and Control division.

Space Communications Systems revenue was $66.9 million in fiscal year 2008, an increase of $17.0 million or 34.0%, compared to $49.9 million in fiscal year 2007. In fiscal year 2008, our Space Communications Systems segment represented 41.8% of total revenue, compared to 38.8% in fiscal year 2007. The increase was attributable to a $14.0 million increase in contract services revenue, a $1.5 million increase from product revenue, and a $1.5 million increase from software maintenance revenue. The increase in contract services revenue for this segment was primarily attributable to new contracts and an increase in work scope on an existing government contract held by our RT Logic subsidiary, which resulted in a $12.0 million increase, and several government contracts held by our SAT subsidiary, which resulted in a $2.0 million increase. Revenue increased from product shipments to customers from our Lumistar subsidiary and software maintenance revenue increased from our RT Logic subsidiary

We ended fiscal year 2008 with a backlog of $221.4 million as compared to $250.5 million at the end of fiscal year 2007. A significant portion of this backlog relates to our Government Systems segment. Our Government contracts are typically larger in terms of contract value and extend for longer periods of completion than our Commercial and Space Communications Systems contracts. Because our Commercial and Space Communications Systems contracts are typically smaller in dollar volume and shorter in duration, they generally do not have a significant effect on backlog. Many of our contracts are multi-year contracts and contracts with option years, and portions of these contracts are carried forward from one year to the next as part of our contract backlog. Our total contract backlog represents management's estimate of the aggregate unearned revenues expected to be earned by us over the life of all of our contracts, including option periods. Because many factors affect the scheduling of projects, we cannot predict when revenues will be realized on projects included in our backlog. In addition, although contract backlog represents only business where we have written agreements with our customers, it is possible that cancellations or scope adjustments may occur.

Gross Profit

Our gross profit can vary significantly depending on the type of product or service provided. Generally, license and maintenance revenues related to the sale of our COTS software products have the highest gross margins due to minimal incremental costs to produce. By contrast, gross margins for equipment and subcontractor costs are typically lower. Engineering services gross margins are typically in the 20% range or higher.

Gross profit was $62.0 million in fiscal year 2008, an increase of $19.7 million, or 46.4%, compared to $42.3 million in fiscal year 2007. Gross margin for fiscal year 2008 was 38.7% compared to 32.9% in fiscal year 2007. The increase in gross profit and gross margin in fiscal year 2008 was primarily attributable to our Government Systems and Space Communications Systems.

Government Systems gross profit was $24.8 million in fiscal year 2008, an increase of $11.3 million, or 83.8%, compared to $13.5 million in fiscal year 2007. Gross profit from contract services increased by $10.8 million and increased $0.5 million from software maintenance. The increase in gross profit from contract services was primarily attributable to a $4.9 million increase from the GPS OCX (Next Generation Control Segment) contract, $5.0 million from two large government contracts, and $1.2 million from national programs contracts. Gross margin was 29.7% in fiscal year 2008 compared to 20.0% in fiscal 2007. The increase in gross margin was primarily attributable to increases in the sales of higher margin license revenue on the GPS OCX contract.

Commercial Systems gross profit was $6.6 million in fiscal year 2008, a decrease of $0.5 million, or 7.4%, compared to $7.1 million in fiscal year 2007. Gross profit from contract services decreased by $1.7 million, offset by a $1.2 million increase from software maintenance. The decrease in gross profit from contract services was primarily attributable to the completion of contract services work on existing contracts and fewer new contracts during fiscal year 2008 compared to fiscal year 2007 from our Command and Control division. Gross margin was 32.6% in fiscal year 2008 compared to 37.5% in fiscal year 2007. The decrease in gross margin was primarily attributable to higher overhead support costs.

Space Communications Systems gross profit was $30.6 million in fiscal year 2008, an increase of $8.9 million, or 40.7%, compared to $21.7 million in fiscal year 2007. The increase in gross profit was primarily attributable to the increases in revenue in this segment. Gross margin was 45.8% in fiscal year 2008 compared to 43.6% in fiscal year 2007. The increase in gross margin was primarily attributable to an increase in the number of high margin contracts in fiscal year 2008 compared to fiscal year 2007.

Operating Expenses

Fiscal year 2008 operating expenses increased 45.0% to $36.9 million as compared to $25.5 million in fiscal year 2007. The increase was primarily attributable to higher labor and related expenses due to an increase in support and infrastructure headcount and higher professional services fees, including accounting fees, legal fees associated with ITAR compliance, professional fees associated with infrastructure development projects, and professional fees associated with compliance-related activities.

Government Systems operating expenses increased by $6.6 million for fiscal year 2008 compared to fiscal year 2007 principally due to an increase in the allocation of corporate SG&A expenses and higher salary and related expense for marketing and business development activities.

Commercial Systems operating expenses decreased by approximately $0.8 million for fiscal year 2008 compared to fiscal year 2007 due to an increase in the allocation of corporate SG&A expenses.

Space Communications Systems operating expenses for fiscal year 2008 increased by approximately $5.7 million compared to fiscal year 2007. The increase is primarily attributable to higher salary and related expense, due to an increase in headcount and higher professional fees relating to legal services associated with our ITAR compliance program development, offset by lower intangible asset amortization expense.

Other Income, Net

Other income, net decreased by $2.0 million in fiscal year 2008 compared to fiscal year 2007, mostly due to lower interest income on marketable securities and overnight investments. The decrease in interest income in marketable securities was due to the sale of $40.7 million of marketable securities during the fourth quarter 2007. The proceeds from this sale were used to purchase shares of our common stock in a tender offer. Additionally, during the second quarter 2008, we used $23.5 million of cash to repurchase shares of our common stock from Fursa Alternative Strategies, LLC, which decreased the amount of cash available for overnight investment.

Income Tax Expense

We recorded income tax expense of $7.1 million in fiscal year 2008 and $6.3 million in fiscal year 2007. Included in fiscal year 2008 income tax expense is $1.8 million of non-recurring tax credit for tax deductible research and development expenditures that were incurred in prior fiscal years. We have filed amended tax returns associated with this tax credit. The increase in income tax expense was primarily due to an increase in taxable income. The effective tax rates, net of the R&D tax credit for fiscal year 2008 and fiscal year 2007 were 28.2% and 32.9%, respectively.

Net Income

Net income was $18.2 million in fiscal year 2008 as compared to $12.8 million in fiscal year 2007. The increase in net income in fiscal year 2008 as compared to fiscal year 2007 primarily related to higher operating income and the R&D tax credit.

Fiscal Year 2010 Outlook

This outlook section contains forward-looking statements, all of which are based on current expectations. There is no assurance that our projections will in fact be achieved and these projections do not reflect any acquisitions or divestitures that may occur in the future. Reference should be made to the various important risk factors listed under the heading "Risk Factors" in Item 1A of this document.

We primarily derive our revenues from customers in the aerospace and defense industry and, to a lesser extent, customers in other industries such as telecommunications and media. The aerospace and defense community is comprised of major government operations (including defense, civil, and homeland security), and large-scale commercial operators including satellite operators, communications companies and other media companies.

A significant portion of our revenue is derived from contracts and subcontracts funded by the U.S. government, which are subject to the budget and funding process of the U.S. government. During fiscal year 2009, the timing of receipt of funding increases on our existing contracts and subcontracts with the U.S. government was delayed in comparison to historical timeframes. Furthermore, the award of new contracts and subcontracts with the U.S. government has not occurred within the timeframes initially anticipated. As a result of these delays, and the substantial completion of work on several existing contracts, our backlog has declined since the end of fiscal year 2008.

Fiscal year 2010 results are anticipated to be significantly improved over fiscal year 2009 due to an increase in revenue from higher gross margin product sales, new or expanded contract awards that were awarded at the end of fiscal year 2009, including the extension of the period of performance on several of our critical government contracts into fiscal year 2013, and lower Selling, General and Administrative ("SG&A") expense as a percent of sales. We estimate annual revenue will increase between 7 and 9 percent above fiscal year 2009 revenue and our earnings are expected to benefit from ongoing efforts to trim operating expenses and the absence of a number of non-recurring and one-time expenses recorded in fiscal year 2009.

In the first quarter of fiscal year 2010, we initiated plans to launch a new line of business to offer global satellite communications ("SATCOM") network operations management services to address the growing needs of satellite operators, resellers, users, and regulators of satellite and satellite-interfaced networks worldwide. This new line of business leverages our current product offerings and is anticipated to provide a significant new revenue stream in future years. The investment in this new line of business is expected to reduce EPS for fiscal year 2010 by approximately $0.07 per share.

Liquidity and Capital Resources

We have been routinely profitable on an annual basis and have generally financed our working capital needs through funds generated from income from operations, supplemented by borrowings under our general line of credit facility with a commercial bank when necessary.

For fiscal year 2009, operating activities used $3.3 million of cash, primarily as a result of an increase in unbilled revenue, accounts receivable, and inventory and due to decreases in accounts payable and deferred revenue. Offsetting this increase was net income, depreciation and amortization, stock based compensation, and decreases in lease incentive receivables and leasehold improvement allowance related to our new Columbia facility, deferred contract costs, and income taxes receivable. We invested $11.0 million to acquire the satID product line from QinetiQ Limited and $12.2 million to purchase fixed assets (principally leasehold improvements and new computers and equipment) at our new corporate headquarters, including a $7.4 million leasehold improvement allowance from our landlord. We received proceeds of $12.5 million from the sale-leaseback transaction of our RT Logic facility. Our financing activities provided $5.3 million in cash from borrowings under our line of credit that we used to acquire the satID product line and $0.1 million in proceeds from the issuance of common stock due to the exercise of stock options. We used $0.2 million for payments on our capital lease obligations.

For fiscal year 2008, operating activities provided us with $10.9 million of cash, primarily as a result of net income, depreciation and amortization, accounts receivable, accrued expenses, deferred revenue balances, and stock based compensation expense. Partially offsetting our cash from operations were higher unbilled revenue, deferred contract cost, income tax receivable, and inventory. We invested $4.7 million to purchase fixed assets (principally leasehold improvements and new computers and equipment). Restricted cash decreased $0.5 million due to a decrease in the amount of restricted cash relating to customer projects for which work was completed. Our financing activities included the use of $23.5 million in cash to repurchase shares of our common stock from Fursa Alternative Strategies, LLC, and we received $6.6 million in proceeds from the issuance of common stock upon exercise of stock options.

For fiscal year 2007, operating activities provided us $13.6 million of cash primarily as a result of net income, depreciation and amortization, accounts payable, and billing in excess of revenue, partially offset by higher accounts receivable balances. We generated $35.5 million in investing activities while using $49.8 million for financing activities. Included in our investing activities was $40.7 million for the sale of marketable securities, primarily to convert such investments to cash in order to repurchase shares of our common stock in the September 2007 tender offer, partially offset by $1.4 million for the purchase of fixed assets (principally new computers and equipment). Included in our financing activities is $51.9 million to repurchase shares of our common stock, primarily related to the repurchase of shares of our common stock in the tender offer in September 2007.

We have a line of credit agreement, that permits unsecured borrowing of up to $25.0 million, including a sub-facility of $10 million for the issuance of letters of credit. Any borrowings under the facility will accrue interest at the one-month London Inter-Bank Offering Rate ("LIBOR"), plus a margin of 1.25% to 2.25% depending on our ratio of funded debt to earnings before interest, tax, depreciation and amortization ("EBITDA"). We are required to pay a quarterly fee on the undrawn amount of the facility, at a rate of 0.20% to 0.25% per annum, depending on our ratio of funded debt to EBITDA. The credit agreement has certain financial covenants, including the maintenance of a maximum ratio of funded debt to EBITDA of 2.5 to 1.0 and a minimum fixed charge coverage ratio of 1.25 to 1, and expires on December 31, 2010. The credit agreement contains customary covenants, including affirmative covenants that require, among other things, certain financial reporting by us, and negative covenants that, among other things, restrict our ability to incur additional indebtedness, incur encumbrances on assets, reorganize, consolidate or merge with another company, or make acquisitions, or stock repurchases. We are not in default of our covenants as of September 25, 2009, nor are we close to not meeting any of our financial covenants. The credit agreement also contains customary events of default, including cross-default provisions to certain of our other debt facilities. Failure comply with such covenants, or the occurrence of any other event of default, could result in the acceleration of our loans or other financial obligations under the credit agreement and the termination of the facility. The availability of loans and letters of credit under the facility is subject to customary conditions, including the material accuracy of certain representations and warranties and no default continuing under the credit agreement. As of September 25, 2009, we had outstanding borrowings of $5.3 million on the line of credit and $2.7 million on the sub-facility for the issuance of letters of credit.

We have a master lease agreement and progress payment agreement for a capital equipment lease facility (the "facility") with Banc of America Leasing & Capital, LLC ("BALC"). Under the facility, we may borrow up to $7.0 million for the purchase of new furniture, fixtures and equipment ("new assets"). Under the progress payment agreement, BALC will advance funding for new assets. No principal payments will be due on such borrowings, and interest will accrue at one-month LIBOR, plus 1.5%, payable monthly in arrears. As of September 25, 2009, we had executed two capital leases in the amounts of $2.8 million and $3.2 million, with a lease rate factor of 1.62%, and 1.61%, respectively, and we had $132 thousand advance payment from BALC under the progress payment agreement. The lease term is 72 months from the lease commencement date, with monthly lease payments (representing the payment of principal and interest on the borrowed amount) calculated based on a lease rate factor as defined under the facility. The lease rate factor is based on the three-year swap index as quoted in the Bloomberg Daily Summaries as of the lease commencement date.

During fiscal year 2007, we paid $3.1 million in dividends. On December 5, 2007, the Board decided to cease the payment of dividends for the foreseeable future beginning with fiscal year 2008 and future years in order to maximize our ability to invest in future R&D, marketing, and business development efforts and strategic acquisition efforts that, in the Board's opinion, will result in a greater return for our shareholders. As we contemplate these strategic efforts to grow our Company, the Board will continue to evaluate the most effective measures that it can take to maximize shareholder value.

We currently anticipate that our current cash balances, amounts available under our line of credit, and net cash provided by operating activities, including the amounts in our unbilled revenues relating to our government cost-plus contracts that we are now able to invoice relating to fiscal years 2008 and 2009, will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Subsequent to September 25, 2009, we received approval to invoice $7.0 million that had been included in our unbilled revenue balances relating to our government cost-plus contracts.

Contractual Commitments

The following tables reflect our contractual obligations and other commitments as of September 25, 2009 (amounts in thousands):

	Payments Due by Period				
	Total	**Due in less than 1 year**	**Due in 1-3 years**	**Due in 4-5 years**	**Due after 5 years**
Contractual Obligations:					
Operating leases	$73,343	$7,182	$14,508	$14,404	$37,249
Capital leases	7,099	1,242	2,459	2,397	1,001
Total	$80,442	$8,424	$16,967	$16,801	$38,250

	Amount of Commitment Expiration Per Period				
	Total	**Due in less than 1 year**	**Due in 1-3 years**	**Due in 4-5 years**	**Due after 5 years**
Other Commitments:					
Letters of credit	$ 2,674	$2,334	$ 340	$ —	$ —

Off-Balance Sheet Arrangements

We have no "off-balance sheet arrangements" as such term is defined in Item 303(a)(4)(ii) of Regulation S-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of September 25, 2009, virtually all of our contracts were denominated in U.S. dollars, and we did not have any outstanding hedge agreements. We had $5.3 million in outstanding borrowings under our line of credit and $2.7 million in outstanding borrowings under our sub-facility as of September 25, 2009. In addition, we had borrowings of $6.0 million under the master lease agreement and progress payment agreement for a capital lease facility as of September 25, 2009. Our market risk exposure to changes in interest rate is principally in the United States. A hypothetical interest rate change of 1% on our bank credit facility and our master lease agreement for the fiscal year ended September 25, 2009 would have changed interest expense by approximately $80 thousand.

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ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TABLE OF CONTENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Integral Systems, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of Integral Systems, Inc. and subsidiaries as of September 25, 2009 and September 30, 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Integral Systems, Inc. and subsidiaries at September 25, 2009 and September 30, 2008, and the consolidated results of its operations and its cash flows for the fiscal years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Integral Systems, Inc. and subsidiaries' internal control over financial reporting as of September 25, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 9, 2009 expressed an adverse opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
December 9, 2009

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Integral Systems, Inc. and subsidiaries:

We have audited Integral Systems, Inc. and subsidiaries' internal control over financial reporting as of September 25, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Integral Systems, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified material weaknesses in (i) its application level internal controls over the recognition of revenue and related transactions and (ii) entity level controls over monitoring of the financial statement close and financial reporting processes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Integral Systems, Inc. and subsidiaries as of September 25, 2009 and September 30, 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years then ended. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal year 2009 consolidated financial statements and this report does not affect our report dated December 9, 2009, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Integral Systems, Inc. and subsidiaries has not maintained effective internal control over financial reporting as of September 25, 2009, based on the COSO criteria.

/s/ Ernst & Young LLP

McLean, Virginia
December 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Integral Systems, Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Integral Systems, Inc., ("the Company") for the year ended September 30, 2007. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting control included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Bernstein & Pinchuk LLP

New York, NY
November 21, 2007

INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 25, 2009	September 30, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 5,698	$ 15,026
Accounts receivable, net of allowance for doubtful accounts of $1,063 at September 25, 2009 and $9 at September 30, 2008, respectively	27,016	16,688
Unbilled revenues	37,028	18,656
Prepaid expenses and other current assets	1,256	2,542
Income tax receivable	12,361	4,782
Deferred contract costs	2,598	6,558
Inventory	9,994	7,237
Total current assets	95,951	71,489
Property and equipment, net	20,368	17,634
Goodwill	54,113	51,414
Intangible assets, net	6,711	—
Other assets	1,181	6,666
Total assets	$178,324	$147,203
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 5,771	$ 7,163
Accrued expenses	17,941	16,650
Deferred tax liability	7,347	—
Deferred revenues	12,373	12,403
Short-term debt	5,311	—
Total current liabilities	48,743	36,216
Deferred rent, non-current	8,460	—
Obligations under capital leases	5,163	—
Other non-current liabilities	955	946
Total liabilities	63,321	37,162
Commitment and contingencies		
Stockholders' equity:		
Common stock, $.01 par value, 80,000,000 shares authorized, and 17,331,796 and 17,246,034 shares issued and outstanding at September 25, 2009 and September 30, 2008, respectively	173	173
Additional paid-in capital	66,461	62,608
Retained earnings	48,354	47,249
Accumulated other comprehensive income	15	11
Total stockholders' equity	115,003	110,041
Total liabilities and stockholders' equity	$178,324	$147,203

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Fiscal year ended		
	September 25, 2009	September 30, 2008	September 30, 2007
Revenue			
Contract revenue	$129,178	$137,135	$110,777
Product revenue	18,597	14,278	12,400
Software maintenance revenue	12,158	8,757	5,477
Total revenue	159,933	160,170	128,654
Cost of revenue			
Contract & software maintenance cost of revenue	97,254	90,323	79,619
Product cost of revenue	8,895	7,849	6,689
Total cost of revenue	106,149	98,172	86,308
Gross profit	53,784	61,998	42,346
Operating expense			
Selling, general & administrative	49,131	33,585	23,007
Research & development	4,550	3,317	2,447
Total operating expense	53,681	36,902	25,454
Income from operations	103	25,096	16,892
Other income (expense), net	(31)	211	2,236
Income before income tax	72	25,307	19,128
(Benefit) provision for income taxes	(1,033)	7,133	6,302
Net income	$ 1,105	$ 18,174	$ 12,826
Weighted average number of common shares:			
Basic	17,317	17,813	21,968
Diluted	17,370	18,008	21,986
Net income per share:			
Basic	$ 0.06	$ 1.02	$ 0.58
Diluted	$ 0.06	$ 1.01	$ 0.58

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands of dollars, except share amounts)

	Number of shares	Common stock at par value	Additional paid-in capital	Retained Earnings	Accumulated other comprehensive	Total
Balance September 30, 2006	22,074,812	$220	$105,780	$ 36,538	$ 164	$142,702
Comprehensive income:						
Net income	—	—	—	12,826	—	12,826
Realized gain on foreign currency exchange	—	—	—	—	(130)	(130)
Cumulative currency translation adjustment	—	—	—	—	(25)	(25)
Total comprehensive income	—	—	—	—	—	12,671
Stock issued upon exercise of stock options	482,712	6	4,862	—	—	4,868
Repurchase of common stock shares	(3,795,180)	(38)	(51,185)	(690)	—	(51,913)
Stock-based compensation	—	—	949	—	—	949
Tax benefit on the exercise of stock options	—	—	407	—	—	407
Dividends paid, $0.07 per share	—	—	—	(3,137)	—	(3,137)
Balance September 30, 2007	18,762,344	188	60,813	45,537	9	106,547
Comprehensive income:						
Net income	—	—	—	18,174	—	18,174
Cumulative currency translation adjustment	—	—	—	—	2	2
Total comprehensive income	—	—	—	—	—	18,176
Stock issued upon exercise of stock options	613,634	6	6,547	—	—	6,553
Repurchase of common stock shares	(2,129,944)	(21)	(7,028)	(16,462)	—	(23,511)
Stock-based compensation	—	—	1,118	—	—	1,118
Tax benefit on the exercise of stock options	—	—	1,158	—	—	1,158
Balance September 30, 2008	17,246,034	173	62,608	47,249	11	110,041
Comprehensive income:						
Net income	—	—	—	1,105	—	1,105
Cumulative currency translation adjustment	—	—	—	—	4	4
Total comprehensive income	—	—	—	—	—	1,109
Stock issued upon exercise of stock options	8,300	—	77	—	—	77
Stock-based compensation	—	—	3,560	—	—	3,560
Stock issued for Employee Stock Purchase Plan	77,462	—	695	—	—	695
Tax benefit on the exercise of stock options	—	—	(479)	—	—	(479)
Balance September 25, 2009	17,331,796	$173	$ 66,461	$ 48,354	$ 15	$115,003

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)

	Fiscal year ended		
	September 25, 2009	September 30, 2008	September 30, 2007
Cash flows from operating activities:			
Net income	$ 1,105	$ 18,174	$ 12,826
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,328	2,569	2,980
Bad debt expense	1,060	(161)	(10)
Stock-based compensation	3,560	1,118	949
Tax benefit on the exercise of stock options	479	(1,195)	(407)
Provision for deferred income taxes	8,522	(360)	(480)
Changes in operating assets and liabilities			
Accounts receivable	(10,894)	2,687	(6,591)
Unbilled revenues	(12,867)	(8,240)	444
Prepaid expenses and other current assets	(258)	601	(266)
Lease incentive and leasehold improvement allowance	9,343	—	—
Deferred contract costs	4,070	(6,558)	—
Inventories	(2,126)	(2,092)	(1,233)
Income taxes receivable	(8,119)	(2,137)	174
Accounts payable	(1,414)	(621)	3,504
Accrued expenses	93	5,430	(547)
Deferred revenue	(391)	1,781	2,298
Other	194	(89)	8
Net cash (used in) provided by operating activities	(3,315)	10,907	13,649
Cash flows from investing activities:			
Acquisition of satID	(10,979)	—	—
Acquisition of fixed assets	(12,152)	(4,721)	(1,410)
Proceeds from the sale of property and equipment	12,515	—	10
Decrease in restricted cash	—	510	—
Proceeds from collections on notes receivable	—	200	195
Sales of marketable securities	—	—	40,717
Purchases of marketable securities	—	—	(3,122)
Construction of building	—	—	(891)
Net cash (used in) provided by investing activities	(10,616)	(4,011)	35,499
Cash flows from financing activities:			
Proceeds from line of credit borrowings	19,811	—	—
Repayments of line of credit borrowings	(14,500)	—	—
Proceeds from issuance of common stock	77	6,553	4,867
Tax benefits of stock option exercises	(479)	1,195	407
Payments on capital lease obligations	(193)	(10)	—
Repurchase of common stock shares	—	(23,511)	(51,913)
Dividend payments	—	—	(3,136)
Net cash provided by (used in) financing activities	4,716	(15,773)	(49,775)
Net decrease in cash and cash equivalents	(9,215)	(8,877)	(627)
Effect of exchange rate changes on cash	(113)	9	(138)
Cash and cash equivalents—beginning of year	15,026	23,894	24,659
Cash and cash equivalents—end of year	$ 5,698	$ 15,026	$ 23,894
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 3,314	$ 10,011	$ 6,588
Interest expense paid	$ 132	$ 18	$ 29

Supplemental schedule of noncash investing and financing activities:

On January 21, 2009 a master agreement and progress payment for a capital equipment lease facility was signed. We had borrowings of $6,256 relating to purchases of property and equipment.

A capital lease obligation of $48 was incurred when we entered into a lease for new equipment in 2008.

The accompanying notes are an integral part of these consolidated financial statements.

INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended September 25, 2009, September 30, 2008 and September 30, 2007

1. Description of Business

Integral Systems, Inc. (the "Company", "We", "Us", "Our", "Integral Systems"), a Maryland corporation incorporated in 1982, provides complex solutions for satellite command and control, integration and test, data processing, signals analysis, and flight simulation. We design, develop, and integrate sophisticated solutions and provide services related to satellite ground systems and other communications and networking equipment. We believe that our integration capability is unique, as we have developed and own the key technologies used in our solutions. By controlling these pivotal technologies, we believe that we are able to provide solutions at significantly lower risk and cost on accelerated schedules as compared to our competitors. Since our founding in 1982, we have supported more than 200 different satellite missions for both commercial and government customers who perform communications, science, meteorology, and earth resource applications and our systems are utilized worldwide. Integral Systems' state of the art technology, algorithms, signals processing and integration processes are based on a commercial model that we have used to bring efficiencies into the U.S. government market, which is now our largest source of revenue. We believe that our blend of commercial and government customers, mature systems integration methodologies, and mix of software and hardware products position us for sustained growth.

Effective with the first quarter of fiscal year 2009, it is now our practice to close our books and records on the Friday prior to the calendar quarter-end for interim periods. On August 5, 2009, we amended our by-laws to change our fiscal year end date to the last Friday in September. These changes were made to align our financial closing with our business processes. This change is effective beginning with fiscal year 2009, resulting in our fiscal year 2009 ending on September 25, 2009. During fiscal year 2009, the Company identified and recorded adjustments related to prior periods that increased revenues, pre-tax income, and net income by approximately $100,000, $300,000, and $175,000, respectively. We have concluded that these corrections are immaterial to the 2008 and 2009 annual financial statements and accordingly, retroactive adjustments to previously issued financial statements are unnecessary.

We are organized and report financially in three operating segments: Government Systems, Commercial Systems and Space Communications Systems. Through our Government Systems segment, we provide ground systems products and services to the U.S. federal government. It is currently our largest segment in terms of revenue and consists of our core command and control business for government applications. Its primary customer is the U.S. Air Force. Effective October 1, 2008, we realigned our Space Communications Systems segment to include the operations of our SAT subsidiary. The signal monitoring products sold by SAT are better aligned with the product offerings of the Space Communications Systems segment than in the Commercial Systems segment, where SAT was previously included. Results from the SAT subsidiary for fiscal year 2008 have been reclassified to conform to the presentation of fiscal year 2009. The reclassification does not modify the previously reported consolidated revenue, net income or earnings per share for fiscal year 2008. During the first quarter of 2010, we again realigned all three of our segments. See Note 16 for further details.

Through our Commercial Systems segment, we provide ground systems products and services to commercial enterprises and international organizations. It consists of our core command and control business for commercial applications and three of our wholly-owned subsidiaries, Newpoint Technologies, Inc. ("Newpoint"), Integral Systems Europe S.A.S. ("ISI Europe"), and Integral Systems Europe Limited ("ISE Limited"). Newpoint Technologies offers an integrated suite of monitor and control and network management products managing communications infrastructure—including satellite, terrestrial, internet, and broadcast customers. ISI Europe, in Toulouse, France, serves as the focal point for our ground systems business in Europe, the Middle East, and Africa for command and control, signal monitoring, interference detection and geolocation, and network management using the Integral Systems family of products. ISE Limited provides antenna systems and network integration capabilities to address telemetry, tracking, and control and earth systems integration for antenna and network systems and broadcast antenna and network systems in the global markets.

Our Space Communications Systems segment includes our wholly-owned subsidiary, Real Time Logic, Inc. ("RT Logic"), Lumistar, Inc. ("Lumistar"), a wholly-owned subsidiary of RT Logic, and SAT Corporation ("SAT"). RT Logic designs and builds satellite communications equipment and systems, primarily for military applications. This equipment is used in satellite tracking stations, control centers, spacecraft factories, and military range operations. Lumistar provides system level and board level telemetry products. SAT offers a range of software products and turnkey systems for monitoring and detecting interference on satellite signals and terrestrial communications.

Our structure allows us to address a wide variety of customer needs from complete turn-key installations to targeted technology insertions into existing systems. This provides us with the ability to capture margins at each point in the value chain—from products to solutions—driving a consolidated margin that we believe is higher than traditional government contractors.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect certain reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses recognized during the reporting period. Significant estimates and judgments made by our management include: (i) estimates of profits and losses on contracts in process; (ii) recovery of long-term assets, including goodwill (see Note 6); (iii) accrual of estimated liabilities; and (iv) contingencies and litigation. Actual results could differ from those estimates.

(c) Reclassifications

We have made reclassifications of previously reported results, as follows:

i) We identified and recorded adjustments related to prior periods that decreased cost of revenues and increased selling, general and administrative expense by approximately $0.8 million per quarter for each of the first three quarters of fiscal year 2009 and the third and fourth quarters of fiscal year 2008. We have concluded that these corrections are immaterial to the 2008 and 2009 financial statements.

ii) Certain amounts for fiscal year 2007 were reclassified in fiscal year 2008 related to other expense of $0.4 million that was reclassified to selling, general, and administrative expense.

These reclassifications did not impact net income or net income per share.

(d) Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents. The carrying value of cash and cash equivalents approximated fair value.

(e) Restricted Cash

ISE Europe holds restricted cash at a depository institution related to (i) the building lease and (ii) customer projects in case of nonperformance. We do not currently have access to the cash and have classified it as restricted cash in our consolidated balance sheets with $28 thousand at September 25, 2009 and $26 thousand at September 30, 2008 recorded in long-term other assets as it relates to the building lease (the Company does not expect to have access to the cash until at least 2011) and $80 thousand at September 25, 2009 and $78 thousand at September 30, 2008 in prepaid and other current assets as it relates to customer projects that are expected to be completed within one year.

(f) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the amount invoiced and generally do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses from the existing accounts receivable. We determine the allowance based on historical experience, review of specific accounts, and significant past due balances. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and recovery is considered remote. The change in our allowance for doubtful accounts is shown in the table below (in thousands):

Balance at September 30, 2008	$ 9
Charges to cost and expenses	1,060
Write-offs	(6)
Balance at September 25, 2009	$1,063

Our allowance for doubtful accounts was not material as of September 30, 2007.

(g) Inventories

Inventories consist primarily of raw materials and finished goods (which include raw materials and direct labor). Inventories are valued at the lower of cost or market. We determine cost on the basis of the weighted average cost or first-in-first-out method. We did not have a reserve for obsolescence at September 25, 2009 or September 30, 2008. Inventories consist of the following:

	September 25, 2009	September 30, 2008
	(in thousands)	
Finished goods	$ 268	$ 740
Work-in-process	2,076	840
Raw materials	7,650	5,657
Total	$9,994	$7,237

(h) Software Development Costs To Be Sold

We capitalize both purchased software that is ready for resale and costs incurred internally for software development projects from the time technological feasibility is established. Capitalized software development costs are reported at the lower of unamortized cost or estimated net realizable value. Upon the general release of the software to customers, capitalized software development costs for the products are amortized over the greater of the ratio of gross revenues to expected total revenues of the product or on the straight-line method of amortization over the estimated economic life of the product, which ranges from three to five years. We do not have any amount capitalized as of September 25, 2009.

(i) Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method based on the estimated useful lives, which are as follows:

Classification	*Estimated Useful Lives*
Software and computer equipment	5 Years
Electronic equipment	5 to 10 Years
Furniture and fixtures	10 Years
Leasehold improvements	Lesser of the life of the asset or estimated lease term
Building	39 Years
Capital leased assets	Lesser of the life of the asset or estimated lease term

Maintenance and repair costs that do not extend the lives of the assets are expensed as incurred, while replacements and betterments are capitalized. At the time properties are retired or otherwise disposed of, the property and related accumulated depreciation or amortization accounts are relieved of the applicable amounts and any resulting gain or loss is credited or charged to income.

(j) Software Development

During the fiscal year ended September 25, 2009 and September 30, 2008, we did not capitalize any amounts related to software development costs. As of September 30, 2008, all software development costs had been fully amortized. Amortization expense was $0.2 million and $0.8 million, respective, for the fiscal year ended September 30, 2008 and September 30, 2007.

(k) Impairment of Long-Lived Assets

We evaluate the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset group is considered impaired when the projected undiscounted future cash flows are less than its carrying value. We measure impairment based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose. We determined that no impairment of long-lived assets existed at September 25, 2009 or September 30, 2008.

Assets to be disposed of would be separately presented in our consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated.

(l) Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net working capital property and equipment, and separately reportable intangible assets. The tangible assets, intangible assets, and goodwill acquired are then assigned to reporting units pursuant to Statement of Financial Accounting Standards, ("SFAS")

No. 141, " *Business Combinations,* " (ASC 805—*Business Combinations*). Goodwill is then tested for impairment at least annually for each reporting unit. We perform an impairment test annually or more often if circumstances indicate. The goodwill impairment test is performed in accordance with SFAS No. 142, *"Goodwill and Other Intangible Assets"* (ASC 350- *Intangibles—Goodwill and Other).* Step one of the goodwill impairment test involves comparing the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value, no further testing is required. If the carrying value exceeds the fair value, a step two test must be performed. Step two includes estimating the fair value of all tangible and intangible assets (including intangible assets that may not be reflected on the company's books). The fair value of goodwill is then estimated by subtracting the fair value of tangible and intangible assets from the fair value of the reporting unit determined in step one. The goodwill impairment is the excess of the recorded goodwill over the estimated fair value of goodwill. We have established our reporting units at one level below the segment level.

There are no active or inactive markets for our reporting units and accordingly, the valuation process is similar to the valuation of a closely-held company and considers valuation methods that are market-based, income-based, and cost-based. Income-based methods will generally include the use of a discounted cash flow method and market-based methods will generally include a guideline public company method and comparative merger and acquisition method. The application of valuation methods requires judgment regarding appropriate inputs and assumptions and results in our best estimate of the fair value of a reporting unit. As with any estimate, inputs and assumptions can be subject to varying degrees of uncertainty. Reasonable informed market participants can differ in their perception of value for a reporting unit, and, accordingly, these uncertainties cannot be fully resolved prior to engaging in an actual selling effort.

Effective August 5, 2009, we changed the date of our annual goodwill impairment testing to the first day of the fourth quarter. We believe the resulting change in accounting policy related to the annual testing date did not delay, accelerate, or avoid an impairment charge. We determined that the change in accounting policy related to the annual testing date is preferable under the circumstances and does not result in adjustments to our financial statements when applied retrospectively. See Note 6.

Intangible assets that have finite useful lives are amortized over those useful lives and evaluated for impairment whenever circumstances indicate. We determined that no impairment of recorded intangible assets existed at September 25, 2009 and September 30, 2008.

(m) Research and Development

Research and development costs are expensed as incurred in performing research and development activities. These costs are primarily comprised of salaries and benefits.

(n) Shipping and Handling Costs

We include costs related to shipping and handling in cost of revenue for all periods presented.

(o) Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended September 25, 2009, September 30, 2008, and 2007, was $0.4 million, $0.2 million, and $22 thousand, respectively.

(p) Revenue

Contract Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable, and collectibility is reasonably assured. We earn revenue from three types of arrangements: (1) contracts that include software, hardware and engineering services to build satellite ground and communications equipment and systems, (2) software and services (typically post-contract support services ("PCS")) and (3) software only sales. Typically contracts are cost-plus fixed fee or award fee, fixed fee or time and material contracts.

We recognize software license arrangements that include significant modification and customization of the software in accordance with AICPA Statement of Position ("SOP") 97-2, "Software Revenue Recognition" (ASC 985-605—*Software—Revenue Recognition*), as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions* by applying the provisions of SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts,* (ASC 605-35—*Revenue Recognition- Construction Type & Production Type Contracts*). Such software license arrangements are generally included in our system build revenue, which is recognized using the percentage-of-completion method. Under the percentage-of-completion method, management estimates the percentage of completion based upon the costs incurred as a percentage of the total estimated costs to complete. When total cost estimates exceed revenue, we accrue for the estimated losses immediately. The use of the percentage-of-completion method requires significant judgment relative to estimating total contract revenue and costs, including assumptions relative to the length of time to complete the project, the nature and complexity of the work to be performed, and anticipated changes in estimated salaries and other costs.

Incentives and award payments are included in estimated total contract value used in the percentage-of-completion method when the realization of such amounts is deemed probable upon achievement of certain defined goals. Estimates of total contract revenue and costs are continuously monitored during the terms of the contracts and are subject to revision as the contracts progress. When revisions in estimated contract revenue and costs are determined, such adjustments are recorded in the period in which they are first identified. Revenue arrangements entered into with the same customer that are accounted for under SOP 81-1 are accounted for on a combined basis when they: (i) are negotiated as a package with an overall profit margin objective; (ii) essentially represent an agreement to do a single project; (iii) involve interrelated activities with substantial common costs; and (iv) are performed concurrently or sequentially. When we enter into multiple-element software arrangements, which may include any combination of hardware, software or services, we allocate the total revenue to be earned under the arrangement among the various elements based on their relative fair value. For software, and elements for which software is essential to the functionality, the allocation is based on vendor-specific objective evidence ("VSOE") of fair value. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately, and for software license updates and software support services it is based upon the rates when renewed. There may be cases in which there is VSOE of fair value of the undelivered elements but no such evidence for the delivered elements. In these cases, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered elements equals the total arrangement consideration less the aggregate VSOE of fair value of the undelivered elements. We have established VSOE on our post contract support services and recognize revenue on this element on a straight-line-basis over the period of performance. We recognize revenue on delivered elements only if: (i) any undelivered products or services are not essential to the functionality of the delivered products or services, (ii) we have an enforceable claim to receive the amount due in the event we do not deliver the undelivered products or services, (iii) there is evidence of the fair value for each undelivered product or service, and (iv) the revenue recognition criteria otherwise have been met for the delivered elements. Otherwise, revenue on delivered elements is recognized when the undelivered elements are delivered.

Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus an estimate of the applicable fees earned. We consider fixed fees under cost-plus-fee contracts to be earned in proportion to the allowable costs incurred in performance of the contract.

Revenue for general services or non-software product sales are recognized as work is performed or products delivered and amounts are earned in accordance with Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition* ("SAB 104"), (ASC 605-10—*Revenue Recognition- Overall*). We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectibility is reasonably assured. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a straight-line-basis over the service period, on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables/products have been delivered. Revenue arrangements entered into with the same customer that are accounted for under SAB 104 are accounted for on a combined basis when they are entered into at or near the same time or if contemplated at together unless it is clearly evident that the contracts are not related to one another.

Revenue includes reimbursements of travel and out-of-pocket expenses with equivalent amounts of expense recorded in other direct contract expenses. In addition, we generally enter into relationships with subcontractors where we maintain a principal relationship with the customer. In such instances, subcontractor costs are included in revenue with offsetting expenses recorded in other direct contract expenses.

Unbilled revenue consists of recognized recoverable costs and accrued profits on contracts for which billings had not been presented to clients as of the balance sheet date. Management anticipates that the collection of the unbilled revenue balance will occur within one year of the balance sheet dates with the exception of $0.7 million and $6.1 million of the unbilled revenue balance which has been classified in long-term assets on the consolidated balance sheets as of September 25, 2009 and September 30, 2008, respectively. On our Government Systems cost-plus contracts, we have established a revenue rate reserve of $3.9 million that is included in our unbilled balance. This revenue rate reserve relates to costs that we believe are allowable and reimbursable but for which ultimate reimbursement is uncertain. These costs are subject to audit by the Defense Contract Audit Agency ("DCAA"); therefore revenue recognized on our cost-plus contracts is subject to adjustment upon audit by DCAA. Unbilled revenue relating to our fixed-priced contracts are generally billable upon achieving performance milestones, as defined by the contract. Unbilled revenues also represents costs incurred on cost-plus arrangements in excess of agreed upon billing rates. Billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the applicable revenue recognition criteria have been met.

Deferred Contract Costs

Deferred contract costs consist of contractually recoverable material purchases for product that will be used in long-term contracts that were purchased up-front due to a variety of reasons. These costs include direct and incremental costs incurred prior to using the materials in production and/or installation. We review deferred contract costs for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. All amounts are currently expected to be recovered.

Cost of Revenue

Cost of revenue includes internal professional compensation and other direct contract expenses, as well as costs attributable to the support of client service professional staff, depreciation and amortization costs related to assets used in revenue-generating activities, bad debt expense relating to accounts receivable, and other costs attributable to serving our client base. Professional compensation consists of payroll costs and related benefits including bonuses. Other direct contract expenses include costs directly attributable to client engagements, such as out-of-pocket costs including travel and expenses, costs of hardware and third-party software and costs of subcontractors.

(q) Stock-based Compensation

Stock-based compensation cost is determined at the grant date using an option pricing model. The value of the award that is ultimately expected to vest is recognized as expense on a straight line basis over the employee's requisite service period. We have estimated the fair value of each award using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and that are freely transferable. The Black-Scholes model considers, among other factors, the expected life of the award and the expected volatility of our stock price.

Share-based compensation expense recognized under SFAS No. 123R (ASC 718) for the years ended September 25, 2009, September 30, 2008, and 2007, respectively, was $3.6 million, $1.1 million, and $0.9 million as selling, general, and administrative expense in the accompanying Consolidated Statements of Operations.

(r) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date. We establish a valuation allowance if we determine that it is more likely than not that a deferred tax asset will not be realized.

We account for uncertainty of our income taxes based on a "more-likely-than-not" threshold for the recognition and derecognition of tax positions, which includes the accounting for interest and penalties relating to tax positions. Interest and penalties are included in our income tax provision or benefit.

(s) Foreign Currency Translation

We have two foreign subsidiaries for which the functional currencies are Euros for ISI Europe and Great Britain's Pound Sterling for ISE Limited. The income statements of these foreign subsidiaries have been translated to U.S. dollars using the average currency exchange rates in effect during the relevant period. The financial statements have been translated using the currency exchange rate as of the end of the accounting period. The impact of currency exchange rate changes on the translation of the financial statements are included in comprehensive income and are classified as accumulated other comprehensive income in shareholders' equity. A foreign currency gain of $0.1 million, loss of $52 thousand, and gain of $46 thousand have been classified as other income in the financial statements for the fiscal years ending September 25, 2009, September 30, 2008 and 2007, respectively.

(t) Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing net income by the diluted weighted average common shares, which reflects the potential dilution of stock options and contingently issuable shares that could share in our income if the securities were exercised. On August 13, 2008, our Board of Directors authorized a stock split that was effected in the form of a stock dividend, for which one share of our common stock was distributed for each one share of common stock issued and outstanding on August 25, 2008. The shares presented throughout the consolidated financial statements and notes thereto reflect the effect of this stock split for all periods presented.

The reconciliation of amounts used in the computation of basic and diluted net income per share for the three years ended September 25, 2009 and September 30, 2008 and 2007 consist of the following:

	Fiscal years ended		
	September 25, 2009	September 30, 2008	September 30, 2007
	(in thousands, except per share amounts)		
Numerator:			
Net income available to common shareholders	$ 1,105	$18,174	$12,826
Denominator:			
Shares used for basic earnings per share—weighted-average shares	17,317	17,813	21,968
Effect of dilutive securities:			
Employee stock options	53	195	18
Shares used for diluted earnings per share adjusted weighted-average shares and assumed conversions	17,370	18,008	21,986
Net income per share:			
Basic earnings per share	$ 0.06	$ 1.02	$ 0.58
Diluted earnings per share	$ 0.06	$ 1.01	$ 0.58

Outstanding options to purchase shares of our common stock in the amounts of 1,803 thousand shares as of September 25, 2009, 1,329 thousand shares as of September 30, 2008, and 142 thousand shares as of September 30, 2007 were not included in the computation of diluted net income per share because the effect would have been anti-dilutive.

(u) Concentrations of Risk

Our financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents. Cash accounts are maintained primarily with one federally insured financial institution. Balances usually exceed insured limits, but management does not consider this to be a significant concentration of credit risk. To mitigate the credit risk, our cash management and investment policy restricts investments primarily to banks which are insured by the Federal Deposit Insurance Corporation (FDIC). Exceptions to this policy must be approved by the Chief Executive Officer or the Chief Financial Officer in advance of investing funds not meeting these criteria.

A significant portion of our revenue is derived from government services. Many of the U.S. government programs in which we participate extend for several years but are funded only on an annual basis. Accordingly, our contracts and subcontracts are subject to termination, reduction, modification, or subject to termination for "convenience," or without cause.

Revenue from foreign sources totaled $18.6 million, $10.7 million, and $13.0 million for the years ended September 25, 2009 and September 30, 2008, and 2007. We have no significant long-lived assets located in foreign countries.

(v) Fair Value of Financial Instruments

The balance sheet includes various financial instruments (primarily cash and cash equivalents, restricted cash, accounts receivable, unbilled revenues, accounts payable, accrued expenses, and deferred revenue for contracts in progress). Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a three-tier value hierarchy is used, which prioritizes the inputs used in measuring fair value as follows:

Level 1 inputs:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 inputs:	Inputs other than quoted prices in active markets that are observable either directly or indirectly.
Level 3 inputs:	Unobservable inputs in which there is little or no market data, which require us to develop our own assumptions.

This hierarchy requires the use of observable market data when available and to minimize the use of unobservable inputs when determining fair value. Our cash equivalent instruments are invested in money market funds, which are classified using a Level 1 input within the fair value hierarchy because they are valued using quoted market prices. The fair value of our cash equivalents at September 25, 2009 is $0.5 million. The fair values of accounts receivable, unbilled revenues, accounts payable, accrued liabilities, and deferred revenue approximate the carrying values due to the short maturity of these instruments. The carrying amount of our short-term debt approximates its fair value due to the highly liquid nature of these borrowings. The fair value of our capital lease obligations is estimated based on the quoted market price for the same, or similar issues, or on the current rates offered to us for obligations of the same maturities. We entered into capital leases during the third and fourth quarter of the fiscal year 2009 (See Note 7). Due to the proximity of the lease inception date to September 25, 2009, the fair value of our capital lease obligations approximate their carrying values.

(w) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, " *Fair Value Measurements*" (ASC 820—*Fair Value Measurements & Disclosures*), which became effective October 1, 2008. SFAS No. 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value measurement. The standard generally is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value.

On February 12, 2008, the FASB issued FASB Staff Position No. 157-2, "*Effective Date of FASB Statement No. 157*" (ASC 820—*Fair Value Measurements & Disclosures*), to delay the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, FASB Staff Position No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Management adopted SFAS No. 157 related to its financial assets and liabilities, effective October 1, 2008. The adoption did not have a material impact on our results of operations, financial position or cash flows. Management has adopted SFAS 157-2 related to our nonfinancial assets and liabilities effective September 26, 2009. All assets and liabilities are included under this reporting standard beginning with our 2010 fiscal year.

In December 2007, the FASB issued SFAS No. 141(R), "*Business Combinations*" (ASC 805—*Business Combinations*), a revised version of SFAS No. 141, "*Business Combinations.* " The revision is intended to simplify existing guidance and converge rulemaking under U.S. generally accepted accounting principles with international accounting rules. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and may affect the release of our valuation allowance against prior acquisitions, if any. We have adopted SFAS 141 (R) effective September 26, 2009 and there was no material impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* " (ASC 323—*Investments- Equity Method & Joint Ventures*), which changes the accounting and reporting for minority interest and requires the ownership interest in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. It also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations. This statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement is applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for the presentation and disclosure requirements. Presentation and disclosure requirements are to be applied retrospectively for all periods presented. We have adopted this statement effective September 26, 2009. Currently, we do not have any noncontrolling (minority) interests in a subsidiary.

In November 2008, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 08-7, *Accounting for Defensive Intangible Assets*" (ASC 350—*Intangibles- Goodwill & Other*). This issue summary requires that a defensive intangible asset be accounted for as a separate unit of accounting and assigned a useful life which reflects the entity's consumption of the expected benefits related to that asset. A defensive intangible asset is an acquired intangible asset which the acquirer does not intend to actively use, but intends to hold to prevent others from obtaining access to the asset, excluding intangible assets that are used in research and development. An entity's benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible assets. The period over which a defensive asset diminishes in fair value can be used as a proxy for the entity's consumption of the expected benefits related to the asset. This guidance is effective for defensive intangible assets acquired on or after January 1, 2009. We adopted EITF 08-7 upon its effective date and will apply as appropriate for any future defensive intangible assets acquired.

In May 2009, the FASB issued SFAS No. 165, "*Subsequent Events*" (ASC 855—*Subsequent Events*), which established principles and requirements for reporting subsequent events. This statement details the period after the balance sheet date during which companies should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which companies should recognize events or transactions occurring after the balance sheet date in their financial statements and the required disclosures for such events. This standard is effective for interim or annual reporting periods ending after June 15, 2009. The Company has evaluated subsequent events through December 8, 2009, which coincides with the issuance of its financial statements for the period ended September 25, 2009.

In June 2009, the FASB issued Accounting Standards Update No. 2009-1 105, *Generally Accepted Accounting Principles* (Topic 105), which establishes the *FASB Accounting Standards Codification*™ ("ASC"), as the official single source of authoritative U.S. GAAP, superseding existing literature issued by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force ("EITF") and related literature. The ASC became effective for interim and annual periods ending on or after September 15, 2009, after which only one level of authoritative U.S. GAAP exists and all other literature is considered non-authoritative. The ASC does not change existing U.S. GAAP. We adopted SFAS No. 168 in the third calendar quarter of 2009 and include references to the ASC within our consolidated financial statements and disclosures. Accounting pronouncements issued prior to the ASC will continue to be referenced by their original issuance reference for consistency with prior period filings. We have also referenced the relevant ASC Topics into which the accounting guidance has been incorporated subsequent to its original issuance. The changes to the GAAP hierarchy in SFAS No. 168 did not result in any accounting changes.

In October 2009, the FASB issued EITF Issue No. 08-1, *"Revenue Arrangements with Multiple Deliverables,"* (Accounting Standards Update ("ASU") 2009-13), which amends ASC Topic 605—*Revenue Recognition*. This requires companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third party evidence of value is not available. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. We are currently evaluating the impact, if any, that the adoption of this guidance will have on our consolidated financial statements.

In October 2009, the FASB ratified EITF Issue No. 09-3, *"Applicability of AICPA Statement of Position 97-2 to Certain Arrangements that Include Software Elements"* (ASU 2009-14), which amends ASC Topic 985-605, *Software—Revenue Recognition*, such that tangible products, containing both software and non-software components that function together to deliver the tangible product's essential functionality, are no longer within the scope of ASC 985-605. It also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. We are currently evaluating the impact that the adoption of this guidance will have on our consolidated financial statements.

3. Acquisition of satID Product Line

On February 20, 2009, we acquired the intellectual property and other net assets of the satID product line from U.K.-based QinetiQ Limited (the "satID acquisition"). Satellite operators around the world use satID to geolocate the source of satellite interference, jamming, and unauthorized use to ensure quality of satellite service. The satID product is being integrated with Integral Systems' Telemetrix, Compass, and Monics products to provide a fully integrated capability to detect, characterize, and geolocate the source of satellite uplink communication signals with applications in commercial, military, government, and intelligence markets. The satID product is fully integrated into the Space Communication Systems segment.

The consideration paid for the satID acquisition was $11 million in cash, including transaction costs. We financed this acquisition with borrowings under our line of credit (see Note 7). We accounted for this acquisition as a purchase business combination. Assets acquired and liabilities assumed are recorded in the accompanying consolidated balance sheet at their estimated fair values as of February 20, 2009. The excess purchase price over the value of the net tangible and identifiable intangible assets was recorded as goodwill. The goodwill and intangible assets are expected to be deductible for tax purposes over 15 years. The following represents the allocation of the purchase price to the acquired assets and liabilities assumed (in thousands) and the associated estimated useful lives:

		Estimated useful lives:
Assets acquired:		
Current assets:		
Accounts receivable	$ 379	
Inventory	632	
Prepaid expense	91	
Total current assets	1,102	
Property and equipment	107	
Intangible assets:		
Customer relationships	3,490	8 years
Patent	3,340	8 years
Trademark/tradename	240	10 years
Non-compete	190	3 years
Total intangible assets	7,260	
Goodwill	2,699	
Total assets acquired	11,168	
Liabilities assumed:		
Deferred revenue	189	
Net assets acquired	$10,979	

4. Accounts Receivable and Unbilled Revenues

Accounts receivable and unbilled revenues at September 25, 2009 and September 30, 2008 consist of the following:

	September 25, 2009	September 30, 2008
	(in thousands)	
Billed		
Government services	$22,503	$12,706
Commercial products and services	5,576	3,991
Allowance for doubtful accounts	(1,063)	(9)
Total billed	$27,016	$16,688
Unbilled revenues (Short-term and long-term)		
Government services	$33,802	$22,660
Commercial products and services	3,917	2,108
Total unbilled	$37,719	$24,768

Unbilled revenues represent amounts recognized as revenue that have not been billed. Unbilled revenues were equal to $37.7 million and $24.8 million as of September 25, 2009 and September 30, 2008, respectively, of which $37.0 million and $18.7 million is expected to be collected in the next 12 months. As of September 25, 2009 and September 30, 2008, unbilled revenues that will not be collected within the next 12 months of $0.7 million and $6.1 million, respectively, are included in other assets in our consolidated balance sheets.

Revenue from our Government Systems cost-plus contracts are driven by pricing based on costs incurred to perform services under contracts with the U.S. government. Cost-based pricing is determined under the Federal Acquisition Regulation, which provides guidance on the types of costs that are allowable in establishing prices for goods and services and allowability and allocability of costs to contracts under U.S. government contracts. Allocable costs are billed to the U.S. government based upon approved billing rates. We have incurred allocable costs we believe are allowable and reimbursable under our cost-plus contracts that are higher than the approved billing rates. These costs are subject to audit by the DCAA; therefore revenue recognized on our cost-plus contracts is subject to adjustment upon audit by the DCAA. We have established a revenue rate reserve of $3.9 million at September 25, 2009 that is included in our unbilled balance. This revenue rate reserve relates to costs that we believe are allowable and reimbursable but for which ultimate reimbursement is uncertain. The unbilled revenues that are not expected to be collected within one year relate to the difference between the incurred allocable costs and the amount based on the approved billing rates for costs incurred during fiscal year 2008 and fiscal year 2009. If we receive approval and obtain funding for our actual incurred allocable costs, we will be able to bill these amounts.

In fiscal year 2009, we recognized $6.9 million in revenue above funding, and $2.3 million above contract value, which is considered at-risk revenue. The revenue in excess of funding and contract value relates to recognition of estimated award fees and higher indirect rates than originally planned. We believe this amount is fully realizable and that the funding is forthcoming.

Deferred revenue represents amounts billed and collected for contracts in progress for which revenue has not been recognized and is reflected as a liability. Revenue will be recognized when revenue recognition criteria are met.

5. Property and Equipment

Property and equipment, at cost, as of September 25, 2009 and September 30, 2008 consist of the following:

	September 25, 2009	September 30, 2008
	(in thousands)	
Land	$ —	$ 2,327
Building and building improvements	—	9,970
Machinery and electronic equipment	8,595	7,633
Furniture and fixtures	1,736	1,677
Leasehold improvements	11,533	2,843
Software	2,209	1,164
Equipment under capital lease	6,304	49
Construction in progress	572	587
Total property and equipment	30,949	26,250
Less: accumulated depreciation and amortization	(10,581)	(8,616)
Property and equipment, net	$ 20,368	$17,634

Depreciation and amortization expense for the three years ended September 25, 2009 and September 30, 2008, and 2007, was $3.8 million, $2.4 million, and $2.0 million, respectively.

On June 26, 2009, we sold the land and building and building improvements in a sale-leaseback transaction. See Note 9 for further details.

6. Goodwill and Other Intangible Assets

We do not have any other intangible assets that are not subject to amortization. Goodwill and other intangible assets as of September 25, 2009 and September 30, 2008 consist of the following:

	September 25, 2009	September 30, 2008
	(in thousands)	
Goodwill	$54,113	$51,414

	Amortization period	As of September 25, 2009		As of September 30, 2008	
		Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
			(in thousands)		
Patents	8 years	$4,240	$(1,144)	$ 900	$ (900)
Customer relationship	8 years	5,252	(2,016)	1,762	(1,762)
Covenants-not-to-compete	3 years	190	(37)		
Trademark	10 years	240	(14)	—	
Total Intangibles		$9,922	$(3,211)	$2,662	$(2,662)

Based on our annual impairment test as of June 27, 2009, we had one reporting unit, Lumistar, for which the goodwill has been determined to be at risk (i.e., there is a reasonable possibility that the reporting unit might fail a future step one impairment test under ASC 350—*Intangibles—Goodwill and Other*. The estimated fair value of equity of the Lumistar reporting unit as of June 27, 2009 was 3.3% higher than its carrying value. Accordingly, a step two impairment test was not performed to determine the amount of any goodwill impairment. The amount of goodwill allocated to this reporting unit was $10.3 million.

The fair value of the Lumistar reporting unit was estimated principally based on the discounted cash flow method and the guideline public company method. The discounted cash flow method was applied by applying an estimated market-based discount rate to the projected after-tax cash flows for the reporting unit. The guideline public company method was applied by applying an estimated market-based multiple to the reporting unit's estimated earnings before interest, taxes, depreciation, and amortization ("EBITDA"). The key assumptions that drive the estimated fair value of the reporting unit include expected future sales and margins, expected future growth rates of sales and expenses, and market based inputs for discount rates and EBITDA multiples.

We acknowledge the uncertainty surrounding the key assumptions that drive the estimated fair value of the Lumistar reporting unit. Any material negative change in the fundamental outlook for the Lumistar reporting unit, its industry or the capital market environment could cause the reporting unit to fail step one. Accordingly, we will be monitoring events and circumstances each quarter (prior to the annual testing date) to determine whether an additional goodwill impairment test should be performed. If the Lumistar reporting unit were to fail the step one test, the goodwill impairment will likely exceed the difference between the fair value of the reporting unit and its carrying value because the reporting unit does not carry any intangible asset balances that must be considered in step two when computing the implied fair value of goodwill. We reviewed the internal and external factors affecting the assumptions of the Lumistar reporting unit as of September 25, 2009. Based on this review, we did not identify any indication of a decline in fair value from June 27, 2009 and we have concluded that no further impairment testing was necessary as of September 25, 2009.

During fiscal year 2008, negative goodwill of $110 thousand relating to an Antenna division that is no longer operated was charged to selling, general, and administrative expense.

During fiscal year 2009, we acquired $2.7 million of goodwill and $7.3 million of intangible assets that are subject to amortization relating to the acquisition of the satID product line. Amortization expense for the years ended September 25, 2009. September 30, 2008, and 2007 was $0.5 million, $22 thousand, and $0.2 million respectively. Estimated future annual amortization expenses are as follows (in thousands):

Fiscal years ending:	
2010	$ 941
2011	941
2012	904
2013	878
2014	878
Thereafter	2,169
Total future amortization expense	$6,711

7. Credit Facilities

Line of Credit

We have a line of credit agreement that permits unsecured borrowings of up to $25.0 million, including a sub-facility of $10 million for the issuance of letters of credit. Any borrowings under the facility will accrue interest at the one-month London Inter-Bank Offering Rate ("LIBOR"), plus a margin of 1.25% to 2.25% depending on our ratio of funded debt to earnings before interest, tax, depreciation and amortization ("EBITDA"). We are required to pay a quarterly fee on the undrawn amount of the facility, at a rate of 0.20% to 0.25% per annum, depending on our ratio of funded debt to EBITDA. As of September 25, 2009 and September 30, 2008, we had outstanding borrowings of $5.3 million and zero, respectively, on the line of credit, and $2.7 million and $1.6 million on the sub-facility for the issuance of letters of credit respectively. We paid and accrued interest of $140 thousand, $47 thousand, and $12 thousand for the fiscal years ended September 25, 2009, September 30, 2008, and September 30, 2007, respectively. The credit agreement has certain financial covenants, including the maintenance of a maximum ratio of funded debt to EBITDA of 2.5 to 1.0 and a minimum fixed charge coverage ratio of 1.25 to 1, and expires on December 31, 2010. The credit agreement contains customary covenants, including affirmative covenants that require, among other things, certain financial reporting by us, and negative covenants that, among other things, restrict our ability to incur additional indebtedness, incur encumbrances on assets, reorganize, consolidate or merge with another company, or make acquisitions, or stock repurchases. We are in compliance with all covenants as of September 25, 2009. The credit agreement also contains customary events of default, including cross-default provisions to certain of our other debt facilities. Failure to comply with such covenants, or the occurrence of any other event of default, could result in the acceleration of our loans or other financial obligations under the credit agreement and the termination of the facility. The availability of loans and letters of credit under the facility is subject to customary conditions, including the material accuracy of certain representations and warranties and no default continuing under the credit agreement.

Capital Equipment Lease Facility

We have a master lease agreement and progress payment agreement for a capital equipment lease facility (the "facility") with Banc of America Leasing & Capital, LLC ("BALC"). Under this facility, we may borrow up to $7.0 million for the purchase of new furniture, fixtures and equipment ("new assets"). Initially, under the progress payment agreement, BALC will advance funding for new assets. No principal payments will be due on such borrowings, and interest will accrue at one-month LIBOR, plus 1.5%, payable monthly in arrears. As of September 25, 2009, we had executed two capital leases in the amounts of $2.8 million and $3.2 million, with a lease rate factor of 1.62%, and 1.612%, respectively, and we had a $132 thousand advance payment from BALC under the progress payment agreement. The lease term is 72 months from the lease commencement date, with monthly rent payments (representing the payment of principal and interest on the borrowed amount) calculated based on a lease rate factor as defined under the facility. The lease rate factor is based on the three-year swap index as quoted in the Bloomberg Daily Summaries as of the lease commencement date.

8. Accrued Expenses

Accrued expenses at September 25, 2009 and September 30, 2008 consist of the following:

	September 25, 2009	September 30, 2008
	(in thousands)	
Accrued payroll and withholdings	$ 4,062	$ 6,328
Contract related accruals	3,322	2,034
Accrued vacation	2,860	2,937
Loss on sublease	1,104	—
Professional fees	1,082	2,029
Royalties and commissions	1,078	773
Deferred rent, short-term	888	322
Accrued profit sharing	661	1,609
Other accrued expenses	2,884	618
Total accrued expenses	$17,941	$16,650

9. Commitments and Contingencies

Leases

We have noncancellable leases for all of our facilities which expire in various years between 2010 and 2021. The operating lease payments do not include operating expenses or utilities, which are adjusted annually. Rent expense on our noncancellable leases was $5.8 million, $2.7 million, and $2.3 million for the years ended September 25, 2009 and September 30, 2008, and 2007, respectively. The approximate future minimum lease payments under the office leases and capital leases are as follows (in thousands):

	Operating Lease	Capital Lease
Fiscal years ending:		
2010	$ 7,182	$1,242
2011	7,295	1,236
2012	7,213	1,223
2013	7,288	1,202
2014	7,116	1,195
Thereafter	37,249	1,001
Total payments	$73,343	$7,099
Less: portion repesenting interest, taxes, and maintenance		994
Less: current portion of capital lease obligation		942
Long-term portion of capital lease obligation		$5,163

We are obligated under capital leases covering software and computer equipment, furniture and fixtures, leasehold improvements, and electronic equipments that expire at various dates during the next six years. During fiscal year 2009, we entered into a master lease agreement with a capital lease facility for the purchase of new furniture, fixtures and equipment (see footnote 7). The short-term portion of capital lease obligation is included in accrued expenses. At September 25, 2009 and September 30, 2008, the gross amount of property and equipment and related accumulated depreciation and amortization recorded under the capital leases were as follows (in thousands):

	September 25, 2009	September 30, 2008
Software and computer equipment	$1,962	$—
Furniture and fixtures	3,647	—
Electronic equipment	144	49
Leasehold improvements	551	—
	6,304	49
Less accumulated depreciation and amortization	(42)	(13)
	$6,262	$ 36

The amortization of assets held under capital leases is included with depreciation and amortization expense in selling, general and administrative expense.

Sale-Leaseback of Building and Land

On June 26, 2009, we sold the land and building located at 12515 Academy Ridge View, Colorado Springs, Colorado to COPT Academy Ridge, LLC ("COPT") (the "Sale Property") for $12.5 million pursuant to a purchase and sale agreement (the "Sale Agreement") by and between RT Logic and COPT. At the same time, RT Logic entered into a Lease Agreement (the "Lease Agreement") with COPT to lease this building and the directly associated premises (the "Rental Property") for a 12 year term with an option to extend the term for an additional five years. The 60,714 square foot building is utilized by RT Logic. The Lease Agreement provides for an initial rent of $16.75 per square foot per annum, with periodic rent escalations. RT Logic's obligations under the Lease Agreement are guaranteed by Integral Systems, Inc. The Lease Agreement provides RT Logic with a one-time right to terminate the lease at the expiration of the tenth lease year for a termination fee of $1.4 million.

The sale of the land and building qualifies as a 'sale' as that term is defined in SFAS No. 66, *"Accounting for Sales of Real Estate'* (ASC 360-2—*Property, Plant, & Equipment- Real Estate Sales).* Additionally, the subsequent leaseback of the Rental Property qualifies as normal leaseback as defined in SFAS No. 98, *"Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases—an amendment of FASB Statements No. 13, 66, and 91 and a rescission of FASB Statement No. 26 and Technical Bulletin No. 79-11"* (ASC 840-40-*Sale-Leaseback Transaction*). Therefore, we deferred the gain on the sale, of approximately $700,000, and we will amortize the gain as a reduction in expense in proportion with the monthly rentals over the term of the lease. The Sale Agreement contains options that allow RT Logic and COPT to negotiate, at the request of RT Logic, a build-to-suit lease pursuant to which COPT would build a second building on the land purchased in this sale. This option, which expires at the fourth anniversary of the consummation of the sale, requires RT Logic to pay COPT option payments in the amount of $0.1 million per year.

The future minimum lease payments under the terms of the Lease Agreement are as follows (in thousands):

2010	$ 1,125
2011	1,155
2012	1,187
2013	1,195
2014	1,153
Thereafter	8,739
	$14,554

On June 6, 2008, we entered into a material lease agreement for newly leased property located at 6721 Columbia Gateway Drive in Columbia, Maryland, which is now our new corporate headquarters. We relocated our corporate headquarters from its previous location at 5000 Philadelphia Way, Lanham, Maryland, in May 2009. The lease term is for 11 years; the facility is approximately 131,450 square feet and has an initial $28 per square foot annual lease cost, with annual escalations of approximately 2.75% to 3.00%. We received a $7.4 million allowances for costs to build out this facility to our specifications and a $1.9 million incentive, which approximates the rent obligation for our Lanham, Maryland facility for twenty two months. These lease incentives will be amortized as a reduction of rental expense over the lease term. As a result of moving to our new headquarters in May 2009, we have vacated part of our leased space in Lanham, Maryland. We estimate that we will be able to sublease one of the two facilities in Lanham, Maryland January 2010 and the other one by June 2010. We have recorded an estimated loss of $1.1 million related to the vacated leased space in Lanham, Maryland which is reflected in our Consolidated Statement of Operations for the fiscal year ended September 25, 2009. Additionally, we have accelerated depreciation on furniture and fixtures associated with the abandoned leased space of approximately $0.9 million during fiscal year 2009. In determining our liability related to excess facility costs, we are required to estimate such factors as future vacancy rates, the time required to sublet properties and sublease rates. These estimates will be reviewed quarterly based on known real estate market conditions and the credit-worthiness of subtenants and may result in revisions to the liability.

Government Contracts

A significant portion of our revenues represent payments made by the U.S. Government and by contractors that have prime contracts with the U.S. Government. Certain of these revenues are subject to adjustment upon audit by the DCAA. We have established a revenue rate reserve of $3.9 million relating to our government cost-plus contracts. This revenue rate reserve relates to costs that we believe are allowable and reimbursable. These costs are subject to audit by the DCAA; therefore revenue recognized on our cost-plus contracts is subject to adjustment upon audit by DCAA. Audits by the DCAA have been completed on our contracts and subcontracts through the year ended September 30, 2005. RT Logic has been audited by DCAA through September 30, 2006. A significant portion of our unbilled revenue balance relates to rate variances between the current approved provisional billing rates and actual rates incurred. Management is of the opinion that the remaining unbilled revenue balances after the revenue rate reserve are fully recoverable and any disallowances of costs for open fiscal years by the government auditors will not materially affect our financial statements.

Litigation, Claims, and Assessments

We are subject to various legal proceedings and threatened legal proceedings from time to time. We currently are not a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, management believes would have a material adverse effect on our business, results of operations, financial condition, or cash flows.

On December 15, 2008, a purported securities class action complaint was filed in Maryland federal court against the Company and certain of its current and former officers following the Company's announcement on December 10, 2008, that it would restate its financial results for the first three quarters of fiscal year 2008. On February 17, 2009, five individual shareholders referring to themselves as the "Ulrich Group" filed an uncontested motion for appointment as lead plaintiffs and for approval of lead counsel. On July 21, 2009, the court dismissed the case for failure to effect service, apparently as a result of the fact that plaintiffs had not filed proofs of service as of that date. On August 3, 2009, plaintiffs filed a motion for relief from judgment requesting that the court vacate the order of dismissal, grant the uncontested motion for appointment of lead plaintiff and lead counsel, and enter a joint stipulation and proposed scheduling order. Defendants consented to the relief requested in the motion, which the court granted on August 24, 2009. Pursuant to the scheduling order, lead plaintiffs filed an amended complaint on September 21, 2009. The amended complaint seeks certification of a class comprised of all persons who purchased the Company's common stock between February 4, 2008 and December 10, 2008, inclusive (the "Class Period"). The amended complaint asserts claims under sections 10(b) and 20(a) of the Securities Exchange Act, based on allegations that certain statements made by the Company during the Class Period were false and/or misleading because those statements failed to disclose that (1) the Company prematurely and improperly recognized several categories of revenue; (2) as a result, the Company misstated its financial results during the Class Period; (3) the Company's financial statements were not prepared in accordance with the Company's publicly-disclosed accounting policies and/or generally accepted accounting principles; (4) the Company lacked adequate internal and financial controls; and (5) as a result, the Company's financial statements were materially false and misleading. The amended complaint also includes a purported insider trading claim against one individual defendant. No specific damage amount is alleged in the amended complaint. On October 26, 2009, the Company filed a motion to dismiss the amended complaint. A hearing on this motion is set for January 19, 2010.

On July 14, 2009, a shareholder derivative lawsuit was filed in the same Maryland federal court against twelve individuals associated with the Company, including all current directors and certain other current and former officers, and against the Company as a nominal defendant. The derivative complaint purports to bring claims on behalf of the Company for breach of fiduciary duty based on the same events at issue in the securities class action described above. The shareholder filing the derivative complaint previously submitted a demand letter to the Company's board of directors (the "Board") on February 23, 2009, asserting essentially the same claims. In response to the demand letter, the Board appointed a Demand Review Committee (the "Committee") on February 26, 2009, comprised of directors James B. Armor and John M. Albertine. The Committee was charged with investigating, analyzing, and evaluating the matters raised in the demand letter and in a second substantively identical letter also received by the Company. With the advice of independent counsel and after extensive investigation, the Committee concluded, prior to the filing of the derivative action, that no basis existed for breach of fiduciary duty claims against any of the named individuals and that pursuit of litigation against those individuals was not in the bests interests of the Company. At a meeting held on July 22, 2009, the Board accepted the Committee's recommendation that the Company accordingly reject the demand and seek dismissal of the derivative complaint. Following this process, the Company provided shareholder's counsel with information concerning the methodology and results of the Committee's investigation. The shareholder subsequently agreed to dismiss the derivative action voluntarily, without any payments or other compensation to either the shareholder or his counsel. On September 14, 2009, the parties jointly filed a motion seeking preliminary court approval to dismiss the action, which the court granted on September 16. 2009. The court's preliminary approval order required a 30 day notice period to allow any Company shareholder an opportunity to object to dismissal of the derivative lawsuit. No shareholder objected to the proposed dismissal. On November 12, 2009, the court entered a final order dismissing the derivative lawsuit without prejudice.

On March 1, 2007, we learned that the Securities and Exchange Commission (the "SEC") had issued a formal order of investigation regarding the Company, and we and subsequently certain of our then officers received subpoenas in connection with the investigation. The investigation by the SEC and a related inquiry by NASDAQ included questions as to whether Gary A. Prince was acting as a de facto executive officer of the Company prior to his promotion to the position of Executive Vice President and Managing Director of Operations of the Company in August 2006. The investigation and inquiry also included questions as to whether Mr. Prince was practicing as an accountant before the SEC while an employee of the Company. Mr. Prince agreed with the SEC in 1997 to a permanent injunction barring him from practicing as an accountant before the SEC, as part of a settlement with the SEC related to Mr. Prince's guilty plea to charges brought against him for conduct principally occurring in 1988 through 1990 while he was employed by Financial News Network, Inc. and United Press International. In March 2007, we terminated the employment of Mr. Prince. Under the supervision of a Special Committee established by the Board, the Company also took other remedial action and provided full cooperation to the SEC in the investigation. The Company has also remained in contact with NASDAQ, although the NASDAQ inquiry has been inactive in light of the SEC investigation.

On July 30, 2009, the SEC and the Company each announced that a final administrative settlement had been reached concluding the SEC's investigation as to the Company. Under the administrative settlement the Company, without admitting or denying the SEC's findings, consented to a "cease and desist" order requiring future compliance with certain provisions of the Securities Exchange Act and the SEC Exchange Act rules. The order does not require the Company to pay a monetary penalty. The SEC states in the order that in determining to accept the settlement it considered both the remediation efforts promptly undertaken by the Company, and the cooperation the SEC staff received from the Company. Shortly after the settlement with the SEC, representatives of the Company met with various officials at NASDAQ. As a result of that meeting the Company learned that the NASDAQ inquiry had been closed out with no actions required of the Company.

In conjunction with its announcement of the administrative settlement, the SEC also disclosed that it was instituting separate civil actions against Mr. Prince and two other former officers of the Company. The Company has indemnification obligations to these individuals pursuant to the terms of separate Indemnification Agreements entered into with each of them effective as of December 4, 2002, and pursuant to the Company's bylaws. The indemnification agreements each provide that, subject to certain terms and conditions, the Company shall indemnify the individual to the fullest extent permissible by Maryland law against judgments, penalties, fines, settlements and reasonable expenses actually incurred in the event that the individual is made a party to a legal proceeding by reason of his or her present or prior service as an officer or employee of the Company, and shall also advance reasonable litigation expenses actually incurred subject to, among other conditions, receipt of a written undertaking to repay any costs or expenses advanced if it shall ultimately be determined that the individual has not met the standard of conduct required for indemnification under Maryland law. The Company's bylaws contain similar indemnification provisions. The Company's obligations under the indemnification agreements and bylaws are not subject to any monetary limit. In prior periods, the Company advanced legal fees and costs incurred by the three individuals in connection with the SEC investigation up to the deductible limit under the Company's applicable directors and officers liability insurance policy. Subsequent fees and costs have been paid directly by the insurance carrier, and the Company anticipates that legal fees and expenses incurred by these individuals in connection with the civil litigation will continue to be paid for by the insurance carrier. The Company believes that the remaining insurance policy limits will be sufficient to cover fully the Company's indemnification obligations through the completion of the matter, although no assurance can be given in this regard.

10. Income Taxes

For the fiscal years ended September 25, 2009, September 30, 2008 and 2007, the provision for income taxes consists of the following:

	September 25, 2009	September 30, 2008	September 30, 2007
		(in thousands)	
Current tax expense (benefit):			
Federal	$(9,361)	$6,445	$6,253
State	(291)	1,048	530
Foreign	97	—	—
	(9,555)	7,493	6,783
Deferred tax expense (benefit)			
Federal	7,902	(250)	(589)
State	620	(110)	108
	8,522	(360)	(481)
Total (benefit) provision for income taxes	$(1,033)	$7,133	$6,302

Included in the current Federal and state ("US") tax expense for the year ended September 25, 2009 is a benefit of $.3 million related to losses from a foreign subsidiary that is includible in US taxable income. If the foreign subsidiary generates income in the future, such income will also be includible in the US taxable income and increase the US tax expense to the extent that there is no foreign tax credit available.

During fiscal year 2008, we recognized a $1.8 million tax credit for research and development expenditures that were incurred in prior years. We filed amended returns associated with this tax credit.

INTEGRAL SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Years Ended September 25, 2009, September 30, 2008 and September 30, 2007

At September 25, 2009 and September 30, 2008, the tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

	September 25, 2009	September 30, 2008
	(in thousands)	
Deferred tax assets:		
Vacation accrual	$ 975	$1,028
Allowance for doubtful accounts	419	3
Accrued expenses and other	422	318
Net operating loss ("NOL") carry-forwards	995	22
Capital loss carry-forward	76	372
Stock option expense	1,029	532
Property and equipment primarily due to differences in depreciation	—	410
Intangible asset amortization	288	—
Deferred revenues	345	89
Deferred rent	4,399	—
Accrued commissions	326	215
UNICAP—263A adjustment	433	203
Deferred tax asset subtotal	9,707	3,192
Valuation allowance	(262)	(372)
Total deferred tax assets	9,445	2,820
Deferred tax liabilities:		
Intangible asset amortization	(1,426)	(866)
Unbilled revenue	(11,043)	—
Property and equipment primarily due to differences in depreciation	(4,081)	—
Total deferred tax liabilities	(16,550)	(866)
Net deferred tax (liability) asset	$ (7,105)	$1,954

During the year ended September 25, 2009, we changed our U.S. tax accounting method to defer income related to certain unbilled receivables as permitted under U.S. tax law. As of September 25, 2009, we recorded a deferred tax liability of $11.0 million related to the unbilled revenue. This deferral of income, along with other differences between book income and taxable income, generated a U.S. tax loss for the year that may be carried back to prior taxable years for federal and certain state jurisdictions to obtain tax refunds. As of September 25, 2009, we recorded a tax receivable of $12.4 million.

As of September 25, 2009, we had approximately $19.4 million of state net operating losses which expire in 2029. We also had capital loss carry-forwards of approximately $0.2 million, which expire in 2010.

For the year ended September 25, 2009, our valuation allowance decreased by $0.1 million. This decrease was due to the utilization of $0.3 (tax-effected) of our capital loss carryforwards, offset by a valuation allowance of $0.2 recorded against the deferred tax assets in certain foreign jurisdictions.

In evaluating our ability to recover our deferred tax assets, we considered all available positive and negative evidence, including past operating results, the reversal of temporary differences, the forecasts of future taxable income from operations and investments and the implementation of feasible and prudent tax planning strategies.

These assumptions require significant judgment about the forecasts of future taxable income and are consistent with estimates being used to manage the business. A valuation allowance is required if it is "more-likely-than-not" that a deferred tax asset will not be realized. The deferred tax asset related to the capital loss carryforward has been fully reserved via a valuation allowance because management has determined it is not likely the capital loss carryforward would be utilized prior to its expiration. We currently do not have any excess cash invested in stocks or bonds on the open market and do not expect to generate capital gains from the sale of such securities. Further, we do not at this point have any plans to dispose of assets that could generate capital gains to utilize the capital loss. Accordingly, a valuation allowance was established for the capital loss. During 2009, we incurred losses related to start-up operations in certain foreign jurisdictions. The Company will maintain a valuation allowance on the deferred tax assets related to the foreign net operating losses until such time as it is more-likely-than-not that the Company will generate positive future income to utilize the net operating losses generated. Based on the weight of the positive and negative evidence and the information available, management believes that it is more-likely-than-not that the remaining deferred tax assets will be realized.

The temporary differences are presented in the balance sheet as follows:

	September 25, 2009	September 30, 2008
	(in thousands)	
Deferred tax (liability) asset—current portion	$(7,347)	$1,567
Deferred tax asset—long term portion	242	387
Net deferred tax (liability) asset	$(7,105)	$1,954

We recognized a tax benefit related to our share-based compensation in the amount of approximately $0.5 million, $1.2 million, and $0.4 million in the years ended September 25, 2009, and September 30, 2008 and 2007, respectively and was allocated to additional paid-in capital within stockholders' equity.

The effective income tax rates differ from the statutory U.S. income tax rate due principally to the following:

	Fiscal year ended		
	September 25, 2009	September 30, 2008	September 30, 2007
Federal statutory rate	35.0%	35.0%	35.0%
State tax, net of federal income tax benefit	-31.4%	2.6%	3.2%
Tax benefit of tax free investment income	-31.0%	-0.4%	-2.9%
Valuation allowance	-44.6%	0.0%	0.0%
Business tax credits	-1955.1%	-7.3%	-0.8%
Foreign operations	-262.9%	0.0%	0.0%
Stock compensation expense	513.2%	0.1%	0.1%
Change in tax rates	238.9%	0.0%	0.0%
Nondeductible expenses	83.2%	0.3%	0.2%
Interest on uncertain tax positions	15.2%	0.0%	0.0%
Other	-2.4%	-2.1%	-1.8%
Effective rate	-1441.9%	28.2%	33.0%

We recognize financial statement benefits for positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained.

The change in unrecognized tax benefits under FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Tax," (ASC – 740-10-25 – Income Taxes – Overall –Recognition)* is shown in the table below (in thousands):

	September 25, 2009	September 30, 2008	September 30, 2007
Unrecognized tax benefits - beginning of year	$ 768	$—	$—
Decrease related to positions taken in prior years	(65)	—	—
Increase related to positions taken in prior years	81	—	—
Increase related to positions taken in current year	102	768	—
Settlements of tax positions taken in prior years	(586)	—	—
Unrecognized tax benefits - end of year	$ 300	$768	$—

During the year ended September 25, 2009, we settled our U.S. income tax audit for the years ended September 30, 2003 through September 30, 2006. As a result of such settlement, we recognized $0.7 million of additional tax benefits as a reduction to income tax expense.

If recognized, the entire remaining balance of unrecognized tax benefits would impact the effective tax rate. Over the next 12 months, we do not anticipate that the amount of the liability for unrecognized tax benefits will be reversed. We recognize interest income, interest expense, and penalties relating to tax exposures as a component of income tax expense. The amount of interest expense and penalties related to the above unrecognized tax benefits was $11 thousand, net of federal tax benefit.

We are still open to examination from 2006 forward, although research and experimentation tax credits that were generated prior to 2005 may still be adjusted upon examination by tax authorities.

As of September 25, 2009, we had not recorded U.S. income tax expense for approximately $0.7 million of unremitted earnings of our foreign subsidiary, which was designated as indefinitely reinvested. The amount of unrecognized net deferred tax liability related to these foreign earnings is not material.

11. Profit Sharing and Employee Benefits Plans

We have a profit sharing and 401(k) plan for the benefit of substantially all employees. In fiscal year 2009, we changed the Company discretionary contribution amount from 11% to 6% of eligible employee's salary to the plan. In fiscal years 2008 and 2007, the discretionary contribution amount to the plan was 11% of eligible employee's salary. Future contributions will be a discretionary amount determined by our performance and profitability. The 401(k) feature allows employees to make elective deferrals not to exceed 25% of compensation. For the years ended September 25, 2009, September 30, 2008, and September 30, 2007 contributions to the plans totaled $3.4 million, $4.5 million, and $3.9 million, respectively.

12. Stock Option Plan and Stock-Based Compensation

Pursuant to the approval by stockholders at the February 20, 2008 Annual Meeting of the Stockholders, we established the 2008 Stock Incentive Plan, which was effective December 5, 2007. Prior to the adoption of the 2008 Stock Incentive Plan, we established the 2002 Stock Option Plan and the 1988 Stock Option Plan. Pursuant to the approval of the 2008 Stock Incentive Plan by stockholders at the February 20, 2008 Annual Meeting of the Stockholders, no further options were granted under the 1998 Stock Option Plan and the 2002 Stock Option Plan after February 20, 2008.

The 2008 Stock Incentive Plan was created to provide incentives for our employees, consultants, and directors to promote our financial success. The Compensation Committee of the Board of Directors has sole authority to select full-time employees, directors, or consultants to receive awards of options, stock appreciation rights, restricted stock, and restricted stock units under this plan. The maximum number of shares of common stock that may be issued pursuant to the 2008 Stock Incentive Plan is 3,199,894 (composed of (i) 1,800,000 shares available for grant under the 2008 Stock Incentive Plan, *plus* (ii) 180,800 shares that were authorized for issuance under the 2002 Stock Option Plan and were not subject to outstanding awards as of December 5, 2007, *plus* (iii) 1,219,094 shares that were subject to outstanding awards under the 2002 Stock Option Plan on December 5, 2007 (which shares are eligible for award under the 2008 Stock Incentive Plan to the extent that they cease to be subject to such awards for any reason on or after December 5, 2007).

The exercise price of each award of options and stock appreciation rights is set at our common stock's closing price on the date of grant, unless the optionee owns greater than 10 percent of our common stock and is granted an incentive stock option (a stock option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code). The exercise price of such incentive stock option must be at least 110 percent of the fair market value of the common stock on the date of grant. Options, stock appreciation rights, restricted stock, and restricted stock units expire no later than ten years from the date of grant (five years for incentive stock options received by greater than 10 percent owners) and vest from one to five years.

As of September 25, 2009, we had reserved for issuance an aggregate 2,649,960 shares of common stock under the 2008 Stock Incentive Plan.

The following table summarizes the activity for all of our stock option awards during the years ended September 25, 2009 and September 30, 2008 and 2007:

	Shares	Weighted Average Exercise Prices	Weighted Average Remaining Life	Aggregate Intrinsic Value ($ in millions)
	(in thousands)			
Options outstanding September 30, 2006	1,506	$ 9.72		
Granted	370	$11.65		
Exercised	(482)	$10.09		$1.98
Cancelled	(114)	$12.61		
Options outstanding September 30, 2007	1,280	$11.18		
Granted	1,379	$22.76		
Exercised	(614)	$10.68		$2.16
Cancelled	(66)	$12.23		
Options outstanding September 30, 2008	1,979	$19.37		
Granted	972	$ 8.30		
Exercised	(8)	$ 9.21		$0.20
Cancelled	(1,090)	$20.18		
Options outstanding September 25, 2009	1,853	$13.13	7.02 Years	$0.03
Exercisable at September 25, 2009	744	$13.49	4.29 Years	$ —

Cash received from the exercise of options under all of our stock option plans for the fiscal years ending September 25, 2009 and September 30, 2008 and 2007 was $76 thousand, $6.6 million, and $4.9 million, respectively. We currently plan to satisfy future stock option exercises under these plans with registered shares available to be issued.

The following table summarizes additional information about stock options outstanding at September 25, 2009:

	Options Outstanding			Options Exercisable	
Exercise Price Per Share	Number of Shares	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(in thousands)			(in thousands)	
$ 6.00 – 9.99	919	8.12 Years	$ 8.18	238	$ 8.49
$10.00 – 14.99	447	2.78 Years	$12.54	347	$12.54
$20.00 – 25.00	487	8.85 Years	$23.00	159	$23.04
	1,853	7.02 Years	$13.13	744	$13.49

The following table summarizes information about our nonvested stock options outstanding at September 25, 2009:

Nonvested Shares	Shares	Weighted Average Grant Date Fair Value
	(in thousands)	
Nonvested at September 30, 2008	1,529	$8.63
Granted	972	$4.01
Vested	(517)	$6.83
Cancelled	(875)	$8.49
Nonvested at September 25, 2009	1,109	$5.53

The weighted-average grant date fair value of options which were granted during the years ended September 25, 2009, September 30, 2008, and 2007 was $4.01, $9.11, and $3.32, respectively. The fair value of the options granted was estimated on the date of the grant using the Black-Scholes options pricing model. The following table shows the assumptions used for the grants that occurred in each twelve month period.

	2009	2008	2007
Expected volatility	50.40%	34.42%	35.05%
Risk free interest rate	2.56%	3.48%	4.88%
Forfeiture rate	3.16% - 6.13%	3.16% - 6.13%	0.00%
Dividend yield	0.00%	0.00%	1.11%
Expected lives	5.0 - 6.0 years	3.5 - 6.3 years	3.0 - 4.5 years

The expected volatility is established based on the historical volatility of our common stock. The risk free interest rate is determined based on the U.S. Treasury yield curve that is commensurate with the expected life of the options granted. Employee share-based compensation expense recognized in the year ended September 30, 2007 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures at a rate of 3 – 7 percent, based on our historical option forfeitures. Forfeitures are to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The dividend yield is based upon the most recently declared quarterly dividend as of the grant date as a percentage of the average stock price at the time of the grant. The dividend yield for fiscal year 2009 and fiscal year 2008 is 0% based upon the decision by the Board of Directors to cease payment of dividends for the foreseeable future. During 2009 and 2008, we issued stock options with a 10 year term. Prior to this, our stock options had a five or six year term, Therefore, the expected lives for the stock options issued in fiscal year 2009 and 2008 that have a 10 year term are based on the "simplified" method, whereby the expected term is equal to the midpoint between the vesting date and the end of the contractual term of the award.

We have recognized $3.6 million, $1.1 million, and $0.9 million of share-based compensation expense in the Consolidated Statements of Operations for the years ended September 25, 2009, September 30, 2008, and 2007, respectively. We recognized a tax benefit related to our share-based compensation in the amount of approximately $0.5 million, $1.2 million, and $0.4 million in the twelve month period ended September 25, 2009, September 30, 2008, and 2007, respectively.

13. Stockholders' Equity Transactions

As of September 25, 2009, there was $5.3 million of unrecognized compensation expense related to remaining non-vested stock options that will be recognized over a weighted average period of 1.57 years. The total fair value of options which vested during the twelve month period ending September 25, 2009, September 30, 2008, and 2007 was $3.5 million, $0.6 million, and $1.1 million, respectively.

On August 14, 2007, we launched a tender offer to purchase up to 3,700,000 shares of our common stock for $13.50 per share. On September 12, 2007, we accepted for purchase 3,700,000 shares of our common stock tendered in the tender offer at a purchase price of $13.50 per share. We used $50.8 million to purchase such shares in September 2007, which included fees and expenses of $0.9 million. We funded the purchase using proceeds from the sales of marketable securities of $38 million and cash from operations, to purchase such shares in September 2007.

On February 29, 2008, the Company entered into a Stock Repurchase Agreement with Fursa Alternative Strategies LLC ("Fursa"), to repurchase 2,129,944 shares of the Company's common stock that Fursa beneficially owned on behalf of its affiliated investment funds and separately managed accounts over which it exercised discretionary authority. The shares repurchased represented approximately 11% of the Company's total shares of Common Stock outstanding as of February 29, 2008 and Fursa's entire ownership interest in the Company. The shares were repurchased at a purchase price of $11.00 per share. The Company repurchased the shares with existing cash on hand. Upon repurchasing the shares, the Company cancelled the shares.

On August 13, 2008, our Board of Directors authorized a stock split that was effected in the form of a stock dividend, for which one share of our common stock was distributed for each one share of common stock issued and outstanding on August 25, 2008. We issued a total of 8,622,267 shares relating to this stock split.

Effective October 15, 2008, we established the Integral Systems, Inc. Employee Stock Purchase Plan. The Employee Stock Purchase Plan permits pre-tax contributions by eligible employees. The maximum percentage of an employee's contribution cannot exceed 10%. The purchase price per share at which shares are purchased under the Employee Stock Purchase Plan is 85% of the fair-market value of our common stock. A maximum of 1,800,000 shares of our common stock may be purchased under the Employee Stock Purchase Plan. During the fiscal year ended September 25, 2009, we have issued 77,462 shares under this plan.

During fiscal years 2008 and 2007 we reacquired 2,129,944, and 3,795,180, shares of our stock for a total cost of $23.5 million, and $51.9 million, respectively.

14. Business Segment and Geographical Information

Effective October 1, 2008, we realigned our Space Communications Systems segment to include the operations of our SAT subsidiary. The signal monitoring products sold by SAT are better aligned with the product offerings of the Space Communications Systems segment. SAT was previously included in the Commercial Systems segment. Results from the SAT subsidiary for the fiscal year ended September 30, 2008 have been reclassified to conform to the presentation of the fiscal year ended September 25, 2009. The reclassification does not modify the previously reported consolidated revenue, net income or earnings per share for the fiscal year ended September 30, 2008. We evaluate the performance of our three operating segments based on operating income. The following is a brief description of each of the segments:

Government Systems: this segment provides ground systems products and services to the U.S. government. It is currently our largest segment in terms of revenue and consists of our core command and control business for government applications. Its primary customer is the U.S. Air Force.

Commercial Systems: this segment provides ground systems products and services to commercial enterprises and international governments and organizations. It consists of our core command and control business (our Command and Control division) for commercial applications and three of our wholly-owned subsidiaries as follows:

- Newpoint offers an integrated suite of products primarily for commercial users, including communications satellite operators, communications satellite users, and general-purpose telecommunications companies.
- Integral Systems Europe S.A.S. serves as the focal point for our ground systems business in Europe and Africa for command and control, signal monitoring, and network management using our products.
- ISI Europe Limited provides antenna systems/network integration capabilities to address telemetry, tracking, and control antenna/network systems and broadcast antenna/network systems in the global markets.

Space Communications Systems: this segment includes our wholly-owned subsidiaries RT Logic, Lumistar, and SAT. RT Logic designs and builds satellite communications equipment and systems, principally for military applications. This equipment is used in satellite tracking stations, control centers, spacecraft factories, and range operations. Lumistar provides system level and board level telemetry products. SAT offers a range of software products and turnkey systems for monitoring and detecting interference, signals, and terrestrial communications.

We earn revenue both as a prime contractor and a subcontractor from sales of our products and services through contracts funded by the U.S. Government as well as commercial and international organizations. During the years ended September 25, 2009, September 30, 2008, and 2007, approximately 79%, 82%, and 80%, respectively, of our revenue was from government services, primarily the United States Air Force and other U.S. government agencies. The remaining revenue is from commercial products and services.

We have intercompany sales between our three segments, which are recorded at amounts that approximate market values, which are eliminated in the consolidated operating results. Summarized financial information by business segment is as follows:

	Fiscal year ended		
	September 25, 2009	September 30, 2008 [1]	September 30, 2007
		(in thousands)	
Revenue:			
Government Systems	$ 82,269	$ 83,603	$ 67,655
Commercial Systems	22,400	20,116	18,867
Space Communications Systems	65,164	66,897	49,918
Elimination of intersegment sales	(9,900)	(10,446)	(7,786)
Total revenue	$159,933	$160,170	$128,654
Operating income (loss):			
Government Systems	$ (3,523)	$ 7,185	$ 2,420
Commercial Systems	(1,019)	1,255	1,006
Space Communications Systems	4,645	16,656	13,466
Elimination of intersegment sales	—	—	—
Total operating income	$ 103	$ 25,096	$ 16,892
Other income (expense), net	(31)	211	2,236
Income before income tax	72	25,307	19,128
Provision for income tax	(1,033)	7,133	6,302
Net income	$ 1,105	$ 18,174	$ 12,826
Depreciation and amortization:			
Government Systems	$ 1,894	$ 1,199	$ 1,318
Commercial Systems	233	201	255
Space Communications Systems	2,192	1,169	1,407
Total depreciation and amortization	$ 4,319	$ 2,569	$ 2,980
Revenue by geographic location:			
United States	$141,359	$149,433	$115,651
International	18,574	10,737	13,003
Total revenue	$159,933	$160,170	$128,654
Other long-lived assets[2]			
Government Systems	$ 54	$ 74	
Commercial Systems	528	65	
Space Communications Systems	2,160	13,348	
Unallocated Corporate	17,626	4,147	
Total other long-lived assets	$ 20,368	$ 17,634	
Goodwill			
Commercial Systems	$ 2,415	$ 2,415	
Space Communications Systems	51,698	48,999	
Total goodwill	$ 54,113	$ 51,414	

1 We identified and recorded adjustments related to prior periods that decreased cost of revenues and increased selling, general and administrative expense by approximately $0.8 million per quarter relating to the third and fourth quarters of fiscal year 2008. We have concluded that these corrections are immaterial to the 2008 financial statements. These reclassifications did not impact net income or net income per share.

2 Other long-lived assets include property and equipment.

	Sept. 25, 2009	Fiscal year ended Sept. 30, 2008	Sept. 30, 2007
		(in thousands)	
Capital expenditures:			
Government Systems	$ —	$1,502	$ 504
Commercial Systems	340	11	70
Space Communications Systems	1,580	1,224	1,347
Unallocated corporate	10,232	1,984	380
Total capital expenditures	$12,152	$4,721	$2,301
Intangible Asset additions:			
Goodwill	$ 2,699	$ —	$ —
Other intangible assets	7,260	—	—
Total intangible asset additions	$ 9,959	$ —	$ —

Asset information for our segments at September 25, 2009 and September 30, 2008 is shown in the following table.

	Fiscal year ended Sept. 25, 2009	Fiscal year ended Sept. 30, 2008
	(in thousands)	
Total assets:		
Government Systems	$ 44,473	$ 26,017
Commercial systems	10,006	5,580
Space Communications Systems	86,214	101,886
Unallocated Corporate	37,631	13,720
Total assets	$178,324	$147,203

15. Quarterly Financial Data (unaudited)

The following tables contain selected unaudited Consolidated Statement of Operations data for each quarter of fiscal years 2009 and 2008.

	Year Ended September 25, 2009				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	As restated [1]	As restated [1]	As restated [1]		
	(in thousands, except per share amounts)				
Revenue	$38,470	$42,768	$39,783	$38,912	$159,933
Gross profit	14,249	17,196	9,673	12,666	53,784
Income from Operations	1,300	4,244	(3,822)	(1,619)	103
Net Income	1,025	2,645	(1,488)	(1,077)	1,105
Earnings per share—basic	$ 0.06	$ 0.15	$ (0.09)	$ (0.06)	$ 0.06
Earnings per share—diluted	$ 0.06	$ 0.15	$ (0.09)	$ (0.06)	$ 0.06
Weighted average common and equivalent shares outstanding:					
Basic	17,266	17,298	17,329	17,360	17,317
Diluted	17,441	17,333	17,329	17,360	17,370

	Year Ended September 30, 2008				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			As restated [1]	As restated [1]	As restated [1]
	(in thousands, except per share amounts)				
Revenue	$33,960	$37,704	$42,162	$46,344	$160,170
Gross profit	12,548	10,876	17,555	21,019	61,998
Income from Operations	5,318	4,376	7,798	7,604	25,096
Net Income	5,052	3,040	5,167	4,915	18,174
Earnings per share—basic	$ 0.27	$ 0.17	$ 0.30	$ 0.29	$ 1.02
Earnings per share—diluted	$ 0.27	$ 0.16	$ 0.30	$ 0.28	$ 1.01
Weighted average common and equivalent shares outstanding:					
Basic	18,762	18,334	16,971	17,182	17,813
Dilutive	18,863	18,496	17,226	17,444	18,088

1 We identified and recorded adjustments related to prior periods that decreased cost of revenues and increased selling, general and administrative expense by approximately $0.8 million per quarter for each of the first three quarters of fiscal year 2009 and the third and fourth quarters of fiscal year 2008. We have concluded that these corrections are immaterial to the 2008 and 2009 financial statements. These reclassifications did not impact net income or net income per share.

16. Subsequent Events

During the first quarter of 2010, we realigned all three of our segments to capture our Newpoint subsidiary in the Space Communications Systems segment, which has been renamed the Product Group segment. The Commercial Systems segment has been renamed the Civil and Commercial segment and now includes the operation that performs work with U.S. government civilian agencies. This operation was previously included in the Government Systems segment. The Government Systems segment has been renamed the Military and Intelligence segment.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management carried out an evaluation, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as of September 25, 2009. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) were not effective as of September 25, 2009 to provide reasonable assurance that information required to be disclosed by us, in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure because of the material weaknesses in internal control over financial reporting described below.

b. Management's Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively), assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year subject to this Annual Report on Form 10-K based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework"). Based on our assessment under the COSO Framework, we identified the following material weaknesses as of September 25, 2009.

1. Internal controls over the recognition of revenue were not designed appropriately or operating effectively to ensure that revenue is recorded in accordance with generally accepted accounting principles based on the relevant terms and status of our contracts at each financial reporting date. This affected other accounts related to revenue such as cost of revenues, deferred revenue, unbilled receivables and deferred project costs. As a result of this material weakness, there were a significant number of audit adjustments recorded in the interim and annual consolidated financial statements during fiscal year 2009.

2. We did not have sufficient qualified accounting resources to monitor the operating effectiveness of internal controls and to adequately address complex accounting and financial reporting matters in an effective or timely manner. As a result, there is a material weakness over monitoring our financial statement close and financial reporting processes.

As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective as of September 25, 2009.

Ernst & Young LLP, our independent registered public accounting firm, has issued an opinion on our internal control over financial reporting. Their opinion appears in the Report of Independent Registered Public Accounting Firm beginning on page F-3 of this Annual Report on Form 10-K.

c. Remediation activities

Management made improvements to our internal control over financial reporting throughout fiscal year 2009, including the hiring of additional personnel and replacement of some existing personnel with more qualified individuals. In addition, we engaged a third party consultant to assist in remediating the deficiencies in our internal controls and procedures, including our controls over revenue recognition and related transactions. The consultant also assisted management in documenting and testing the adequacy of our financial reporting controls, performing certain of our internal audit functions, and reviewing certain contracts for proper accounting treatment based on contract terms and status. We also took the following specific actions during fiscal year 2009:

- Hired a new Vice President of Finance;
- Established a new position—"Controller, Project Services" in addition to several new staff level accounting personnel;
- Hired two experienced revenue recognition personnel;
- Established a monthly financial results review meeting with the Chief Financial Officer and Controller;
- Established a quarterly revenue review meeting with the Controller, Project Services whereby each major program is discussed with the project managers;
- Continued to provide formal training for existing staff;
- Created a comprehensive revenue recognition checklists and documentation to be prepared at the onset of each contract as well as further documented our revenue accounting policies and procedures;
- Established a policy whereby the accounting department and project managers approve revenue memoranda and calculations; and
- Conducted reviews of compliance programs.

Although management implemented certain additional controls in fiscal year 2009, the Company was not able to remediate in full its prior year material weaknesses.

Management is continuing to review and evaluate our internal control procedures and the design of those procedures relating to our revenue recognition, financial statement, and financial reporting processes. Once this review is complete, we intend to implement the necessary changes to remediate these material weaknesses.

d. Changes in Internal Control Over Financial Reporting.

As required by Rule 13a-15 under the Exchange Act, our management carried out an evaluation of any change in our internal control over financial reporting that occurred during our fourth quarter ended September 25, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. This evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, other than as described above, we concluded that there was no change in our internal control over financial reporting during this period that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On September 30, 2009, the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") approved the FY 2010 Management Incentive Plan (the "2010 Incentive Plan"). The 2010 Incentive Plan covers the performance period from September 26, 2009 to September 24, 2010. Participants in the 2010 Incentive Plan include certain key Company employees, including Paul G. Casner, Jr., Chief Executive Officer, William M. Bambarger, Jr., Chief Financial Officer, Maj. Gen. (Ret.) H. Marshal Ward, Chief Operating Officer, Miller Adams, Executive Vice President and General Counsel, Stuart C. Daughtridge, Executive Vice President and General Manager, Products Group, and James B. Kramer, Senior Vice President and General Manager, Civil and Commercial Group (collectively, the "Executive Officers").

Each Executive Officer is eligible for a cash bonus under the 2010 Incentive Plan based upon a percentage of their base salary (titles as of fiscal year 2010):

- Paul G. Casner, Jr., Chief Executive Officer—75% of base salary;
- William M. Bambarger, Jr., Chief Financial Officer—50% of base salary;
- Maj. Gen. (Ret.) H. Marshal Ward, Chief Operating Officer—50% of base salary;
- Miller Adams, Executive Vice President and General Counsel—50% of base salary;
- Stuart C. Daughtridge, Executive Vice President and General Manager, Products Group—40% of base salary; and
- James B. Kramer, Senior Vice President and General Manager, Civil and Commercial Group—40% of base salary.

Funding of the 2010 Incentive Plan for the Executive Officers is determined by the Company's attainment of Corporate (80% weighting) and Individual (20% weighting) goals, which the 2010 Incentive Plan provides will be approved by the Compensation Committee. Corporate goals are based on performance metrics regarding Bookings (30% weighting), Revenue (20% weighting), Gross Profit (30% weighting) and Earnings Per Share (20% weighting). For purposes of the 2010 Incentive Plan, "Bookings" means new contract awards and extensions to existing contracts minus contract scope reductions. In the event that the Corporate Gross Profit achievement is less than 90% of the target, any individual performance award percentage can be set to zero at the discretion of Executive Management and/or the Compensation Committee. Bonuses based on performance against the 2010 Incentive Plan's goals can range from 0% (for less than 90% performance) to 200% (based on 120% and higher performance).

Each Executive Officer may receive a bonus under the 2010 Incentive Plan only if the goals established by the Committee are attained. However, even if the goals are met, the Committee may determine to pay a bonus of more than or less than the amount determined by the formula or standard established or may pay no bonus at all, unless the Compensation Committee otherwise expressly provides by written contract or other written commitment.

PART III

Certain information required by Part III is incorporated by reference to our definitive proxy statement for the 2010 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission ("SEC") pursuant to Regulation 14A within 120 days after September 25, 2009.

Except for those portions specifically incorporated in this report by reference to our proxy statement for the 2010 Annual Meeting of Stockholders, no other portions of the proxy statement are deemed to be filed as part of this Report on Form 10-K.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is incorporated by reference from the information under the captions "Corporate Governance Guidelines", "Executive Officers", "Committees of the Board—Audit Committee", "Code of Ethical Conduct", "Selection of Director Nominees", "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", in our proxy statement for the 2010 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after September 25, 2009.

We intend to disclose any waiver of our code of business conduct and ethics for our directors or executive officers in future Form 8-K filings within four business days following the date of such waiver. We also intend to post on our website at www.integ.com any amendment to, or waiver from, a provision of our code of business conduct and ethics that applies to our principal executive officer, principal financial officer, corporate controller and other employees performing similar functions within four business days following the date of such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information under the caption "Executive and Director Compensation" in our proxy statement for the 2010 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after September 25, 2009.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain information required by this item is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" in our proxy statement for the 2010 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after September 25, 2009.

Equity Compensation Plan Information

The following table sets forth certain equity compensation plan information as of September 25, 2009 regarding equity compensation plans approved and not approved by our stockholders (shares in thousands):

Plan Category	Numbers of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[1]	**1,853**	**$13.13**	**2,520**
Equity compensation plans not approved by security holders	—	—	—
Total	**1,853**	**$13.13**	**2,520**

(1) Reflects equity awards granted under the Integral Systems, Inc. 2008 Stock Incentive Plan and the 2002 Stock Option Plan and 797 thousand shares reserved for issuance under the 2008 Stock Incentive Plan and 1.7 million shares reserved for issuance under the Employee Stock Purchase Plan, all as of September 25, 2009.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the information under the caption "Policy on Transactions and Arrangements with Related Persons" in our proxy statement for the 2010 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the information under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" in our proxy statement for the 2010 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements.

2. Financial Statement Schedules.

Schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instruction or are inapplicable and therefore have been omitted.

3. Index to Exhibits

2.1 Plan of Acquisition of QinetiQ Limited Assets (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 27, 2009 filed with the SEC on May 6, 2009).

(a) Asset Sale Agreement between QinetiQ Limited and the Company, dated February 20, 2009.[1, 2]

(b) Assignment and Sale of Intellectual Property Rights and Transfer of Commercial Records between QinetiQ Limited and the Company, dated February 20, 2009.[1, 2]

(c) Limitations Agreement between QinetiQ Limited and the Company, dated February 20, 2009.

(d) Services Agreement between QinetiQ Limited and the Company, dated February 20, 2009.[1, 2]

3.1 Articles of Restatement of the Company dated May 7, 1999, as supplemented by Articles Supplementary of the Company dated March 13, 2006, as supplemented by Articles Supplementary of the Company dated February 12, 2007 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007) as amended by the Articles of Amendment dated February 26, 2009 and effective April 29, 2009 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 27, 2009 filed with the SEC on May 6, 2009).

3.2 Amended and Restated By-laws of the Company, as amended by Amendments No. 1, 2, 3, 4 and 5 thereto (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on August 7, 2009).

4.1 Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-58453) filed with the SEC on July 2, 1998).

10.1+ 2002 Stock Option Plan (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-87694) filed with the SEC on May 7, 2002), as amended by the Amended and Restated Integral Systems, Inc. 2002 Stock Option Plan (incorporated by reference to Annex A of the Company's Definitive Proxy Statement on Schedule 14A for the 2005 annual meeting of stockholders filed with the SEC on March 9, 2005).

10.2+ Integral Systems, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 26, 2008).

10.3+ Integral Systems, Inc. Executive Officer Incentive Plan FY 2009 (filed herewith).

10.4+ Integral Systems, Inc. Management Incentive Plan FY 2010 (filed herewith).

10.5+ Integral Systems, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 26, 2008).

10.6+ Form of Grant Document for Nonqualified Stock Options under Integral Systems, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.05 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 7, 2008).

10.7+ Form of Grant Document for Incentive Stock Options under Integral Systems, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.06 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 7, 2008).

10.8 Stock Repurchase Agreement between Fursa Alternative Strategies LLC and the Company, dated February 29, 2008 (incorporated by reference to Exhibit 10.07 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 7, 2008).

10.9+ Form of Indemnification Agreement between the Company and certain of its officers and all of its directors (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10- Q for the period ended March 31, 2003 filed with the SEC on May 15, 2003).

10.10 Lease dated June 1, 1999, between Integral Systems, Inc. and ASP Washington, L.L.C. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 1999 filed with the SEC on August 12, 1999), and amendment thereto, dated October 27, 2005 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005).

10.11 Lease Agreement dated June 6, 2008, between Integral Systems, Inc. and Corporate Office Properties Trust (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the SEC on June 12, 2008).

10.12 Purchase and Sale Agreement between Real Time Logic, Inc. and COPT Academy Ridge, LLC, dated June 26, 2009 (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the SEC on June 30, 2009).

10.13 Lease Agreement between Real Time Logic, Inc. and COPT Academy Ridge, LLC, dated June 26, 2009 (incorporated by reference to Exhibit 10.02 to the Company's Current Report on Form 8-K filed with the SEC on June 30, 2009).

10.14 Amended and Restated Revolving Line of Credit Loan Agreement, dated September 28, 2007, among the Company, certain of its subsidiaries, and Bank of America, N.A., as lender (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 filed with the SEC on December 12, 2007).

10.15 Master Lease Agreement, Addendum thereto and Progress Payment Agreement, each dated as of January 21, 2009, between the Company and Banc of America Leasing & Capital, LLC and related acceptance letter and term sheet (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended December 26, 2008 filed with the SEC on February 5, 2009).

10.16 Award/Contract No. F04701-01-C-0012 from MCK Space & Missile Systems Center, effective as of February 7, 2001 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002 filed with the SEC on May 15, 2002).

10.17 Award/Contract No. FA8819-05-C-0018 from Space & Missile Systems Center ("SMC") on behalf of U.S. Air Force, effective as of February 25, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed with the SEC on May 10, 2005.

10.18+ Employment Agreement between R. Miller Adams and the Company, dated February 25, 2009 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended March 27, 2009 filed with the SEC on May 6, 2009).

10.19+ Employment Agreement between William M. Bambarger, Jr. and the Company, effective as of September 25, 2007 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 filed with the SEC on December 12, 2007), as amended by Amendment No. 1 to Employment Agreement between William M. Bambarger, Jr. and the Company, effective as of April 30, 2008 (incorporated by reference to Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008 filed with the SEC on August 7, 2008), as amended by Amendment No. 2 to Employment Agreement between William M. Bambarger, Jr. and the Company, dated May 8, 2009 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 14, 2009).

10.20+ Summary of Compensatory Arrangement of Paul G. Casner, Jr., effective as of August 10, 2009 (incorporated by reference to the Company's Current Reports on Form 8-K/A, filed on August 14, 2009 and August 27, 2009).

10.21+ Employment Agreement between Stuart C. Daughtridge and the Company, effective as of December 5, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2007).

10.22+ Employment Agreement between H. Marshal Ward and the Company, effective as of August 31, 2009 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on August 17, 2009.

10.23+ Employment Agreement between Alan W. Baldwin and the Company, effective July 30, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 3, 2007), as amended by the First Amendment to Employment Agreement between Alan W. Baldwin and the Company, effective July 9, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 11, 2008) and by the Terms and Conditions for Nonqualified Stock Option Grant to Alan W. Baldwin (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2008).

10.24+ Employment Agreement between Elaine M. Brown and the Company, dated September 12, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 14, 2007), as superseded by Separation Agreement and General Release between Elaine M. Brown and the Company, dated July 2, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2008).

10.25+ Employment Agreement between John B. Higginbotham and the Company, effective July 9, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 11, 2008), as amended by the First Amendment to Employment Agreement between John B. Higginbotham and the Company, effective August 7, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2008), as amended by the Second Amendment to Employment Agreement between John B. Higginbotham and the Company, dated February 20, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 20, 2009), as superseded by the Agreement and Release between John B. Higginbotham and the Company, dated August 10, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 11, 2009).

10.26+	Employment Agreement between Peter J. Gaffney and the Company, dated September 12, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 14, 2007), as superseded by the Contract Employee Services Agreement between Peter J. Gaffney and the Company, effective October 21, 2008 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on October 22, 2008).
10.27+	Employment Agreement between Jeffrey A. Rosolio and the Company, effective as of November 19, 2007 (incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 7, 2008), as amended by Amendment No. 1 to Employment Agreement between Jeffrey A. Rosolio and the Company, effective as of April 30, 2008 (incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008 filed with the SEC on August 7, 2008), as superseded by the Agreement and Release between Jeffrey A. Rosolio and the Company, effective as of March 20, 2009 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 27, 2009 filed with the SEC on May 6, 2009).
10.28+	Employment Agreement between James G. Schuetzle and the Company, effective as of December 5, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2007), as superseded by the Agreement and Release between James G. Schuetzle and the Company, effective as of March 20, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 20, 2009).
18.1	Letter regarding change in accounting principle (incorporated by reference to Exhibit 18.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 26, 2009 filed with the SEC on August 5, 2009).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Bernstein & Pinchuk LLP.
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934, as amended.
31.2	Certification Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934, as amended.
32.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Indicates management or compensatory plan or arrangement

1 Confidential treatment has been granted with respect to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2 The Company will furnish to the SEC, upon request, a copy of each schedule to this Agreement.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of December 9, 2009.

INTEGRAL SYSTEMS, INC.

By: /s/ PAUL G. CASNER, JR.
Paul G. Casner, Jr.
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Titles	Date
/s/ PAUL G. CASNER, JR. **Paul G. Casner, Jr.**	Chief Executive Officer, President and Director	December 9, 2009
/s/ WILLIAM M. BAMBARGER, JR. **William M. Bambarger, Jr.**	Chief Financial Officer and Treasurer, Principal Accounting Officer	December 9, 2009
/s/ JOHN M. ALBERTINE **John M. Albertine**	Chairman of the Board, Director	December 9, 2009
/s/ JAMES B. ARMOR, JR. **James B. Armor, Jr.**	Director	December 9, 2009
/s/ ALAN W. BALDWIN **Alan W. Baldwin**	Director	December 9, 2009
/s/ WILLIAM F. LEIMKUHLER **William F. Leimkuhler**	Director	December 9, 2009
/s/ R. DOSS MCCOMAS **R. Doss McComas**	Director	December 9, 2009
/s/ BRUCE L. LEV **Bruce L. Lev**	Director	December 9, 2009

EXHIBIT INDEX

Exhibit Number	Description
2.1	Plan of Acquisition of QinetiQ Limited Assets (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 27, 2009 filed with the SEC on May 6, 2009).
	(a) Asset Sale Agreement between QinetiQ Limited and the Company, dated February 20, 2009.[1,2]
	(b) Assignment and Sale of Intellectual Property Rights and Transfer of Commercial Records between QinetiQ Limited and the Company, dated February 20, 2009.[1,2]
	(c) Limitations Agreement between QinetiQ Limited and the Company, dated February 20, 2009.
	(d) Services Agreement between QinetiQ Limited and the Company, dated February 20, 2009.[1,2]
3.1	Articles of Restatement of the Company dated May 7, 1999, as supplemented by Articles Supplementary of the Company dated March 13, 2006, as supplemented by Articles Supplementary of the Company dated February 12, 2007 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007) as amended by the Articles of Amendment dated February 26, 2009 and effective April 29, 2009 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 27, 2009 filed with the SEC on May 6, 2009).
3.2	Amended and Restated By-laws of the Company, as amended by Amendments No. 1, 2, 3, 4 and 5 thereto (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on August 7, 2009).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-58453) filed with the SEC on July 2, 1998).
10.1+	2002 Stock Option Plan (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 (File No. 333-87694) filed with the SEC on May 7, 2002), as amended by the Amended and Restated Integral Systems, Inc. 2002 Stock Option Plan (incorporated by reference to Annex A of the Company's Definitive Proxy Statement on Schedule 14A for the 2005 annual meeting of stockholders filed with the SEC on March 9, 2005).
10.2+	Integral Systems, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 26, 2008).
10.3+	Integral Systems, Inc. Executive Officer Incentive Plan FY 2009 (filed herewith).
10.4+	Integral Systems, Inc. Management Incentive Plan FY 2010 (filed herewith).
10.5+	Integral Systems, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on February 26, 2008).
10.6+	Form of Grant Document for Nonqualified Stock Options under Integral Systems, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.05 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 7, 2008).
10.7+	Form of Grant Document for Incentive Stock Options under Integral Systems, Inc. 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.06 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 7, 2008).
10.8	Stock Repurchase Agreement between Fursa Alternative Strategies LLC and the Company, dated February 29, 2008 (incorporated by reference to Exhibit 10.07 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 7, 2008).
10.9+	Form of Indemnification Agreement between the Company and certain of its officers and all of its directors (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003 filed with the SEC on May 15, 2003).

Exhibit Number	Description
10.10	Lease dated June 1, 1999, between Integral Systems, Inc. and ASP Washington, L.L.C. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 1999 filed with the SEC on August 12, 1999), and amendment thereto, dated October 27, 2005 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on November 2, 2005).
10.11	Lease Agreement dated June 6, 2008, between Integral Systems, Inc. and Corporate Office Properties Trust (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the SEC on June 12, 2008).
10.12	Purchase and Sale Agreement between Real Time Logic, Inc. and COPT Academy Ridge, LLC, dated June 26, 2009 (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the SEC on June 30, 2009).
10.13	Lease Agreement between Real Time Logic, Inc. and COPT Academy Ridge, LLC, dated June 26, 2009 (incorporated by reference to Exhibit 10.02 to the Company's Current Report on Form 8-K filed with the SEC on June 30, 2009).
10.14	Amended and Restated Revolving Line of Credit Loan Agreement, dated September 28, 2007, among the Company, certain of its subsidiaries, and Bank of America, N.A., as lender (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 filed with the SEC on December 12, 2007).
10.15	Master Lease Agreement, Addendum thereto and Progress Payment Agreement, each dated as of January 21, 2009, between the Company and Banc of America Leasing & Capital, LLC and related acceptance letter and term sheet (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended December 26, 2008 filed with the SEC on February 5, 2009).
10.16	Award/Contract No. F04701-01-C-0012 from MCK Space & Missile Systems Center, effective as of February 7, 2001 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002 filed with the SEC on May 15, 2002).
10.17	Award/Contract No. FA8819-05-C-0018 from Space & Missile Systems Center ("SMC") on behalf of U.S. Air Force, effective as of February 25, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed with the SEC on May 10, 2005
10.18+	Employment Agreement between R. Miller Adams and the Company, dated February 25, 2009 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended March 27, 2009 filed with the SEC on May 6, 2009).
10.19+	Employment Agreement between William M. Bambarger, Jr. and the Company, effective as of September 25, 2007 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2007 filed with the SEC on December 12, 2007), as amended by Amendment No. 1 to Employment Agreement between William M. Bambarger, Jr. and the Company, effective as of April 30, 2008 (incorporated by reference to Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008 filed with the SEC on August 7, 2008), as amended by Amendment No. 2 to Employment Agreement between William M. Bambarger, Jr. and the Company, dated May 8, 2009 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on May 14, 2009).
10.20+	Summary of Compensatory Arrangement of Paul G. Casner, Jr., effective as of August 10, 2009 (incorporated by reference to the Company's Current Reports on Form 8-K/A, filed on August 14, 2009 and August 27, 2009).

Exhibit Number	Description
10.21+	Employment Agreement between Stuart C. Daughtridge and the Company, effective as of December 5, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2007).
10.22+	Employment Agreement between H. Marshal Ward and the Company, effective as of August 31, 2009 (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on August 17, 2009.
10.23+	Employment Agreement between Alan W. Baldwin and the Company, effective July 30, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 3, 2007), as amended by the First Amendment to Employment Agreement between Alan W. Baldwin and the Company, effective July 9, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 11, 2008) and by the Terms and Conditions for Nonqualified Stock Option Grant to Alan W. Baldwin (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2008).
10.24+	Employment Agreement between Elaine M. Brown and the Company, dated September 12, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 14, 2007), as superseded by Separation Agreement and General Release between Elaine M. Brown and the Company, dated July 2, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2008).
10.25+	Employment Agreement between John B. Higginbotham and the Company, effective July 9, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 11, 2008), as amended by the First Amendment to Employment Agreement between John B. Higginbotham and the Company, effective August 7, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 8, 2008), as amended by the Second Amendment to Employment Agreement between John B. Higginbotham and the Company, dated February 20, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 20, 2009), as superseded by the Agreement and Release between John B. Higginbotham and the Company, dated August 10, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 11, 2009).
10.26+	Employment Agreement between Peter J. Gaffney and the Company, dated September 12, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 14, 2007), as superseded by the Contract Employee Services Agreement between Peter J. Gaffney and the Company, effective October 21, 2008 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the SEC on October 22, 2008).
10.27+	Employment Agreement between Jeffrey A. Rosolio and the Company, effective as of November 19, 2007 (incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 7, 2008), as amended by Amendment No. 1 to Employment Agreement between Jeffrey A. Rosolio and the Company, effective as of April 30, 2008 (incorporated by reference to Exhibit 10.01 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008 filed with the SEC on August 7, 2008), as superseded by the Agreement and Release between Jeffrey A. Rosolio and the Company, effective as of March 20, 2009 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 27, 2009 filed with the SEC on May 6, 2009).
10.28+	Employment Agreement between James G. Schuetzle and the Company, effective as of December 5, 2007 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2007), as superseded by the Agreement and Release between James G. Schuetzle and the Company, effective as of March 20, 2009 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 20, 2009).

Exhibit Number	Description
18.1	Letter regarding change in accounting principle (incorporated by reference to Exhibit 18.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 26, 2009 filed with the SEC on August 5, 2009).
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Bernstein & Pinchuk LLP.
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934, as amended.
31.2	Certification Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934, as amended.
32.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Indicates management or compensatory plan or arrangement

1 Confidential treatment has been granted with respect to certain portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2 The Company will furnish to the SEC, upon request, a copy of each schedule to this Agreement.

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Exhibit 31.1

CERTIFICATIONS

I, Paul G. Casner, Jr., certify that:

1. I have reviewed this Form 10-K of Integral Systems, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 9, 2009

/S/ PAUL G. CASNER, JR.

Paul G. Casner, Jr.
Chief Executive Officer and President
Integral Systems, Inc.

Exhibit 31.2

CERTIFICATIONS

I, William M. Bambarger, certify that:

1. I have reviewed this Form 10-K of Integral Systems, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 9, 2009

/s/ William M. Bambarger

William M. Bambarger
Chief Financial Officer and Treasurer
Integral Systems, Inc.

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Interim Report of Integral Systems, Inc. (the "Company") on Form 10-K for the three months ended September 25, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paul G. Casner, Jr., the Chief Executive Officer and President of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PAUL G. CASNER, JR.

Paul G. Casner, Jr.
Chief Executive Officer and President

Date: December 9, 2009

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Interim Report of Integral Systems, Inc. (the "Company") on Form 10-K for the three months ended September 25, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William M. Bambarger, the Chief Financial Officer and Treasurer of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ WILLIAM M. BAMBARGER

William M. Bambarger
Chief Financial Officer and Treasurer

Date: December 9, 2009

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Integral Systems, Inc.
Executive Officers

Chief Executive Officer and President
Paul G. Casner, Jr.

Chief Operating Officer
Major General H. Marshal Ward (ret.)

General Counsel and
Executive Vice President, Corporate Affairs
Corporate Secretary
R. Miller Adams

Chief Financial Officer and Treasurer
William M. Bambarger, Jr.

Executive Vice President and General Manager, Products
Stuart C. Daughtridge

Senior Vice President,
Civil and Commercial Group
James B. Kramer

** Joined the Board of Directors on January 4, 2010*

Integral Systems, Inc.
Board of Directors

Chairman of the Board / Independent Director
John M. Albertine
Chairman and Chief Executive Officer,
Albertine Enterprises, Inc.

Independent Director
Major General James B. Armor, Jr. (ret.)
Vice President, Strategy and Business
Development, ATK Spacecraft Systems and Services

Director
Alan W. Baldwin
Former Interim Chief Executive Officer
and President, Integral Systems, Inc.

Director
Paul G. Casner, Jr.
Chief Executive Officer and President,
Integral Systems, Inc.

Independent Director
William F. Leimkuhler
General Counsel and Director of Business
Development, Paice Corporation

Independent Director
Bruce L. Lev
Managing Director, Loeb Partners Corporation

Independent Director
R. Doss McComas
President, IWS Communications

Independent Director
*Bonnie Wachtel**
Principal of Wachtel and Company Inc.



Integral Systems, Inc.
6721 Columbia Gateway Drive • Columbia, MD 21046 • U.S.A.
Telephone: 443.539.5008 • Fax: 410.312.2705 • e-mail: sales@integ.com
www.integ.com